UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 30, 2017

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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This report includes the slides for the presentation to investors in connection with Investor Day 2017 on November 30, 2017.

 Credit Suisse Investor Day 2017Tidjane Thiam, CEO Credit Suisse  November 30, 2017

   Disclaimer  This material does not purport to contain all of the information that you may wish to consider. This material is not to be relied upon as such or used in substitution for the exercise of independent judgment.Cautionary statement regarding forward-looking statementsThis presentation contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2016 and in the “Cautionary statement regarding forward-looking information" in our media release relating to Investor Day, published on November 30, 2017 and filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements. In particular, the terms “Estimate”, “Illustrative”, “Ambition”, “Objective”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, ambitions and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, interest rate volatility and levels, global and regional economic conditions, political uncertainty, changes in tax policies, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, this information should not be relied on for any purpose. We do not intend to update these estimates, illustrations, ambitions or goals. We may not achieve the benefits of our strategic initiativesWe may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives. Estimates, assumptions and opinionsIn preparing this presentation, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take account of variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this presentation may also be subject to rounding adjustments. All opinions and views constitute judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information. Statement regarding non-GAAP financial measuresThis presentation also contains non-GAAP financial measures, including adjusted results. Information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP can be found in this presentation in the Appendix, which is available on our website at www.credit-suisse.com. Statement regarding capital, liquidity and leverageAs of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (in each case, subject to certain phase-in periods). As of January 1, 2015, the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS), was implemented in Switzerland by FINMA. Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this presentation. Capital and ratio numbers for periods prior to 2013 are based on estimates, which are calculated as if the Basel III framework had been in place in Switzerland during such periods. Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. Beginning in 2015, the Swiss leverage ratio is calculated as Swiss total capital, divided by period-end leverage exposure. The look-through BIS tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by end-period leverage exposure.SourcesCertain material in this presentation has been prepared by Credit Suisse on the basis of publicly available information, internally developed data and other third-party sources believed to be reliable. Credit Suisse has not sought to independently verify information obtained from public and third-party sources and makes no representations or warranties as to accuracy, completeness or reliability of such information.

 Program of the day  Opening remarks Tidjane Thiam 8.30 am 45 min  Webcast  Morning break-out sessions 9.25 am  No webcast  Global Markets Brian Chin, David Miller, Mike Stewart 45 minAPAC Helman Sitohang, Francesco de Ferrari, Carsten Stoehr, Ken Pang 45 minBreak 20 minEfficiency & Productivity Pierre-Olivier Bouée, Paul Turrell 45 minCompliance Lara Warner, Homa Siddiqui 45 min  Lunch 12.45 pm 50 min  Afternoon break-out sessions 1.35 pm  No webcast  SUB Thomas Gottstein, Didier Denat, Serge Fehr 45 minIBCM Jim Amine, Malcolm Price, David Hermer 45 minIWM Iqbal Khan, Claudio de Sanctis, Bruno Daher 45 minBreak 25 min  Capital,Funding and SRU David Mathers 4.15 pm 45 min  Webcast  Wrap-up & Q&A 5.00 pm 60 min   Webcast    Investor Day 2017

Delivering against our objectives

Capital	Strengthen our **capital** position	CET1 ratio **13.2%** at 3Q17
Growth	Deliver **profitable growth** and generate **capital organically**	NNA in Wealth Management[1] **CHF 33.2 bn** in 9M17 Core adjusted PTI **CHF 3.7 bn** in 9M17
Costs	Reduce our **cost** base	Net cost savings* since 2015 **CHF 2.9 bn** at 3Q17
Risk	**Right-size** and **de-risk** our Global Markets activities	GM RWA reduction[2] **-47%** 3Q17 vs. 3Q15
Legacy	Resolve **legacy** issues and wind-down the SRU	SRU RWA reduction[3] **-70%** 3Q17 vs. 3Q15

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix *Measured using Group adjusted operating expenses at constant FX rates, see Appendix
1 Relating to SUB PC, IWM PB and APAC PB within WM&C 2 See page 46 for details on measurement 3 Excludes operational risk RWA of CHF 19 bn in 3Q15 and CHF 20 bn in 3Q17

CREDIT SUISSE November 30, 2017 4

 The way forward  Our strategy and progress  The opportunity  Agenda

   Source: McKinsey Wealth Pools 20171 Excludes life and pension assets  Global wealth management pools have grown significantly…  1.8x  Personal financial assetsof the wealthy (USD >1 mn)1in USD tn  Opportunity  Strategy and progress  Way forward

   Source: McKinsey Wealth Pools 20171 Excludes life and pension assets  …with both Emerging Markets and Mature Markets offeringattractive growth dynamics  1.4x  Mature Markets  Emerging Markets  3.2x  9%  CAGR2016-21E  4%  Personal financial assetsof the wealthy (USD >1 mn)1in USD tn  CAGR2016-21E  Opportunity  Strategy and progress  Way forward

Opportunity
Strategy and progress
Way forward

Across the world, wealth levels differ significantly but are undergoing major changes…

GDP per capita in 2016[1]
in USD k


60
50
40
30
20
10
0
1900
1910
1920
1930
1940
1950
1960
1970
1980
1990
2000
2010
2016
Switzerland
Hong Kong
US GDP per capita
United Kingdom
Japan
Eurozone
South Korea
Turkey
Mexico
China
Indonesia
Thailand
Brazil
Philippines
India
Vietnam

Source: IMF, MeasuringWorth, 2017 Credit Suisse estimates
1 GDP per capita at constant prices, purchasing power parity; 2011 international dollar

CREDIT SUISSE
November 30, 2017
8

 …China has made rapid progress and still presents hugeopportunities…  GDP per capitain 20161in USD k  Source: IMF, MeasuringWorth, 2017 Credit Suisse estimates1 GDP per capita at constant prices, purchasing power parity; 2011 international dollar  US GDP per capita  2016  1991  2001  2006  2008  2016    Opportunity  Strategy and progress  Way forward

Opportunity
Strategy and progress
Way forward

…and so do many other emerging economies


GDP per capita in 2016[1]
in USD k
60
50
40
30
20
10
0
1820 1830 1840 1850 1860 1870 1880 1890 1900 1910 1920 1930 1940 1950 1960 1970 1980 1990 2000 2010 2016
US GDP per capita
Vietnam
Nigeria
Philippines
Indonesia
Thailand
Turkey
Mexico
Poland
2001
2016

Source: IMF, MeasuringWorth, 2017 Credit Suisse estimates
1 GDP per capita at constant prices, purchasing power parity; 2011 international dollar

CREDIT SUISSE
November 30, 2017
10

Opportunity
Strategy and progress
Way forward

To capture the global wealth opportunity, a balanced approach is needed between Emerging and Mature Markets


GDP per capita in 2016[1]
in USD k
60
50
40
30
20
10
0
1900
1910
1920
1930
1940
1950
1960
1970
1980
1990
2000
2010
2016
Emerging Markets
Mature Markets
India
Vietnam
Philippines
Indonesia
China
Brazil
Thailand
Mexico
Turkey
South Korea
Japan
United Kingdom
Eurozone
Hong Kong
Switzerland
US GDP per capita

Source: IMF, MeasuringWorth, 2017 Credit Suisse estimates
1 GDP per capita at constant prices, purchasing power parity; 2011 international dollar

CREDIT SUISSE
November 30, 2017
11

   Wealth is highly concentrated in Emerging Markets (1/2)…  Source: Credit Suisse Global Wealth Report 2017  Opportunity  Strategy and progress  Way forward  Wealth distribution2016  100%  100%    Top 0.1% of the population owns 27% of total wealth    Indonesia

   Wealth is highly concentrated in Emerging Markets (2/2)…  Thailand  Source: Credit Suisse Global Wealth Report 2017  Opportunity  Strategy and progress  Way forward  Wealth distribution2016  100%  100%    Top 0.1% of the population owns 38% of total wealth

   Astor  Ford  Gould  Vanderbilt  Rockefeller  Field  Carnegie  Mellon  Weyerhaeuser  …as all wealth is created by entrepreneurs  Opportunity  Strategy and progress  Way forward

     Wealth creation in Emerging Markets is mostly driven by first andsecond generation entrepreneurs  Emerging Markets generational ownership of family-owned companies  Source: Credit Suisse Research Institute, “The CS Family 1000” as of September 27, 2017  Opportunity  Strategy and progress  Way forward

Opportunity
Strategy and progress
Way forward

Successful UHNW clients require a "one-stop-shop" approach to serve their private wealth and business needs

UHNW client example

Daily program – select activities at Credit Suisse headquarters

Wealth Planning & Investments
- PB solutions
- Investment advice
- Trust and estate advisory
- Global custody

Enterprise-related
- Growth financing
- IPO-related exit opportunities

Trading Floor visit
- FX
- Fixed Income
- Structured Asset Solutions
- Equities

Various meetings
- Private Equity
- Chief Investment Officer

Senior relationship meeting with Credit Suisse Executive Board member

CREDIT SUISSE
November 30, 2017 16

 Quality of execution is key  Long-term trusted relationships, based on history, heritage, discretion and confidentialityRecruitment and retention of top-notch RMsBroad and deep investment and advisory offeringBest-in-class global execution and capital markets, advisory and financing capabilitiesFocus on sustainability and impact investingProactive management of wealth transfer across generationsState-of-the-art digital capabilities  Opportunity  Strategy and progress  Way forward

   Mature Markets1generational ownership of family-owned companies  In Mature Markets, wealth is more evenly distributed acrossgenerations…  Source: Credit Suisse Research Institute, “The CS Family 1000” as of September 27, 20171 Relates to Europe only  Opportunity  Strategy and progress  Way forward

 …requiring a more differentiated approach    UHNW  Integrated approach between Wealth Management and Investment BankingGrowing importance of impact investing and sustainability    HNW  Mature Markets client segment  Key success factors  Focus on most profitable clients, with complex Wealth Management and Investment Banking needsApply strict return hurdles to assess opportunitiesMaximize efficiency and productivity of coverage, with digitalization  Opportunity  Strategy and progress  Way forward

Opportunity
Strategy and progress
Way forward

Within Wealth Management, the UHNW and HNW segments are both highly profitable

Wealth pool[1] 2016, in USD tn

Typical returns[2]


UHNW
18
>30%
HNW
30
>15%
Affluent
11
~10-15%

1 Source: McKinsey Wealth Pools 2017 2 Source: Boston Consulting Group; relates to Return on Risk Adjusted Capital

CREDIT SUISSE
November 30, 2017
20

 Our strategy  A leading Wealth Manager…   …with strong Investment Banking capabilities  Opportunity  Strategy and progress  Way forward

 Delivering against our objectives  Costs  Reduce our cost base  Risk  Right-size and de-risk our Global Markets activities  Capital  Strengthen our capital position  Legacy  Resolve legacy issues and wind-down the SRU  Growth  Deliver profitable growth and generate capital organically  Opportunity  Strategy and progress  Way forward

 We have strengthened our capital base…  CET1 capital in CHF bn  40.6  Tier 1 capitalin CHF bn  43.3  47.2  38.8  46.7            Opportunity  Strategy and progress  Way forward  Capital  Growth  Cost  Risk  Legacy

 …and transformed our capital position both on an RWA and leveragebasis    CET1 ratio  Tier 1 leverage ratio            1  Opportunity  Strategy and progress  Way forward  Capital  Growth  Cost  Risk  Legacy

   We are allocating increasing amounts of capital towards Wealth Management and IBCM as we right-size our Markets activities…  1 Includes Global Markets, APAC Markets and SRU. SRU excludes operational risk RWA of CHF 19 bn in 2Q15 and CHF 20 bn in 3Q17  SUB, IWM, APAC WM&C and IBCM RWA in CHF bn  Markets activities RWA1 in CHF bn  -33%  +20%  Opportunity  Strategy and progress  Way forward  Capital  Growth  Cost  Risk  Legacy

   …and we are reshaping the Group at pace  1 Excludes Corporate Center RWA of CHF 15 bn in 2Q15 and CHF 21 bn in 3Q172 Includes Global Markets, APAC Markets and SRU. SRU excludes operational risk RWA of CHF 19 bn in 2Q15 and CHF 20 bn in 3Q17  SUB, IWM, APAC WM&C, IBCM  Markets activities2  RWA allocation1in CHF terms  100%  100%  Opportunity  Strategy and progress  Way forward  Capital  Growth  Cost  Risk  Legacy

     We are addressing our historic growth challenge in WealthManagement  Wealth Management AuMgrowth momentum2011-2015, CAGR  1  2  4  3  5  Source: Company reports, Credit Suisse estimates1 Private Banking client assets, in USD 2 Investment Management long-term assets under supervision, in USD 3 Wealth Management and Wealth Management Americas invested assets, in CHF 4 Asset and Wealth Management invested assets, in EUR 5 SUB PC, IWM PB and APAC PB within WM&C AuM, in CHF; 2011 based on internal estimates; 2012-2015 as reported  Opportunity  Strategy and progress  Way forward  Capital  Growth  Cost  Risk  Legacy

   In Wealth Management we are following a balanced approachbetween Mature and Emerging Markets  As per 2015 and 2016 Investor Day  Opportunity  Strategy and progress  Way forward  Capital  Growth  Cost  Risk  Legacy

 We are set up to capture the significant growth opportunity withUHNW and entrepreneurs    Scalable global Wealth Management platform  Growth in UHNW population  Increased share of wallet withexisting clients  Growth in UHNW wealth    Opportunity  Strategy and progress  Way forward  Capital  Growth  Cost  Risk  Legacy

Opportunity
Strategy and progress
Way forward
Capital
Growth
Cost
Risk
Legacy

This is largely driving our strong growth in APAC

2016 APAC client revenue distribution
Illustrative


1
Existing top clients
Existing underpenetrated clients
2
3
4

Progress in 2017
Selected client transactions

1 Key activity
- Private placement
- NNA CHF 400+ mn
- Corporate loan

2 Key activity
- Multi-billion USD corporate notes
- NNA ~CHF 400 mn

3 Key activity
- NNA ~CHF 600 mn
- Multi-billion USD debt / equity underwriting

4 Key activity
- FX hedging
- Debt / Equity underwriting

CREDIT SUISSE
November 30, 2017
30

 Our growth is disciplined and we are focused on increasing ourproductivity  APAC PB new RM productivity1  IWM PB RM productivity, net revenues per RM, based on CHF terms  +12%  1 APAC PB within WM&C; relates to a 3-year cycle of specific RM cohort for the period 2015-2017 (annualized) 2 Based on cumulative contribution (revenues less direct operating expenses excluding allocations) 3 Based on average RM post-tax contribution over direct operating expenses from year 1 to 3  5x increase in AuM per RM from years 1 to 32-3 years payback period235-40% Return on Investment over 3 years3      Opportunity  Strategy and progress  Way forward  Capital  Growth  Cost  Risk  Legacy

 We have achieved a step change in growth and profitability,both in APAC WM&C…  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix    +152%  APAC WM&C adjustedpre-tax incomein CHF mn  Opportunity  Strategy and progress  Way forward  Capital  Growth  Cost  Risk  Legacy

 …and in IWM  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix  +38%  IWM adjustedpre-tax incomein CHF mn  Opportunity  Strategy and progress  Way forward  Capital  Growth  Cost  Risk  Legacy

   We have successfully streamlined our activities and platform inWestern Europe…  Opportunity  Strategy and progress  Way forward  Capital  Growth  Cost  Risk  Legacy  As per 2015 Investor Day

 positive  negative  …and returned to profitability through positive operating leverage…  Revenues  Operating expenses  Pre-tax income  IWM Europepre-tax incomein CHF mn  9M16  9M17  -12%    +13%  Opportunity  Strategy and progress  Way forward  + >100 mn  Capital  Growth  Cost  Risk  Legacy

   …while refocusing on clients and driving positive net asset flows  European regularization outflowsin CHF bn  IWM Europe NNAin CHF bn  1  1  1  1  -13.0  -7.0  -10.5  -4.7  -1.5  -1.6  –  1 Figures for 2011 through 2014 represent Western European cross-border net new assets under our structure prior to our re-segmentation announcement on October 21, 2015 (PB&WM – Wealth Management Clients); figures for 2015 through 9M17 represents outflows related to regularization from IWM Europe; does not reflect SRU outflows of legacy Western Europe business for 2015 through 9M17  Opportunity  Strategy and progress  Way forward  Capital  Growth  Cost  Risk  Legacy

   In SUB we have delivered a 14% growth in profitability  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix. 1 Excludes Swisscard pre-tax income of CHF 25 mn for 9M15        1  SUB adjustedpre-tax incomein CHF bn  +14%    Opportunity  Strategy and progress  Way forward  Capital  Growth  Cost  Risk  Legacy

Opportunity
Strategy and progress
Way forward
Capital
Growth
Cost
Risk
Legacy

Our balanced approach between Mature Markets and Emerging Markets has yielded strong results…

Wealth Management 9M17 adjusted results

NNA[1]	CHF 33.2 bn	+11% vs. 9M16
Net margin[1]	36 bps	+4 bps vs. 9M16
Net revenues[2]	CHF 9.5 bn	+9% vs. 9M16
Pre-tax income[2]	CHF 3.1 bn	+24% vs. 9M16

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix
1 Relating to SUB PC, IWM PB and APAC PB within WM&C 2 Relating to SUB, IWM and APAC WM&C

CREDIT SUISSE
November 30, 2017
38

       …and a significant improvement in our growth profile  Wealth Management AuMgrowth momentum   2011-2015, CAGR   2015-9M17, CAGR  1  2  4  3  5  5  3  2  4    1  Source: Company reports, Credit Suisse estimates1 Private Banking client assets, in USD 2 Investment Management long-term assets under supervision, in USD 3 Wealth Management and Wealth Management Americas invested assets, in CHF 4 Asset and Wealth Management invested assets (2011-15); Private and Commercial Bank invested assets (2015-9M17), both in EUR 5 SUB PC, IWM PB and APAC PB within WM&C AuM, in CHF; 2011 based on internal estimates; 2012-9M17 as reported  Opportunity  Strategy and progress  Way forward  Capital  Growth  Cost  Risk  Legacy

   In Investment Banking, industry revenues have been flat…  Note: Includes risk/trading revenues, excludes proprietary revenues, write-offs, private equity and principal investments; no adjustments for Brexit includedSource: Coalition, McKinsey  Investment Banking revenue poolsin USD bn  FICC  IBD  EQ  +2%  253  281  273  276  282  278  CAGR2016-21E  Opportunity  Strategy and progress  Way forward  Capital  Growth  Cost  Risk  Legacy

   …with pressure on profitability and steadily increasing capitalrequirements  Note: Median Return on Equity based on core perimeter, includes fines and ring-fenced legacySource: Morgan Stanley, Oliver Wyman, “The World Turned Upside Down” as of March 16, 2017  Investment BankingReturn on Equity  ~2x  Capital level requirements  Opportunity  Strategy and progress  Way forward  Capital  Growth  Cost  Risk  Legacy

   In IBCM, we have pivoted towards ECM and M&A while maintaining leadership in Leveraged Finance…   M&A ECM Leveraged Finance        9M17 vs. 9M16  Americas leveraged loans volumes and deals1  IBCM share of wallet1  9M17 4.2% 5.8% 7.2%   1 Source: Dealogic as of September 30, 2017 2 Source: Oliver Wyman      Loan volume in USD bn    Number of deals  Number of deals  Loan volume    Opportunity  Strategy and progress  Way forward  Capital  Growth  Cost  Risk  Legacy  2017E2

 …we have executed a number of marquee global transactions…  Selected global M&A transactions announced in 9M17 (deal value)  IBCM IPO ranking and share of wallet1  1 Source: Dealogic as of September 30, 2017, refers to Americas and EMEA  SoW  8.3%  5.8%  4.1%  #1 in 3Q17  Abertis  USD 34 bn  Lead Financial Advisor and Lead Debt Advisor to Atlantia andprovided committed financing  USD 30 bn  Financial Advisor to Actelion  INC Research  USD 5 bn  Financial Advisor to inVentiv Health and provided committed financing  USD 5 bn  Financial Advisor and Corporate Broker to Aberdeen AM  Johnson & Johnson  Standard Life  Worldpay  USD 12 bn  Financial Advisor to Vantiv and Joint Lead Arranger on committed financing  Toshiba Memory Corp.  USD 18 bn  Financial Advisor to SK hynix  Opportunity  Strategy and progress  Way forward  Capital  Growth  Cost  Risk  Legacy

 …and significantly increased our profitability    IBCM adjusted pre-tax incomein USD mn  +92%  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix  Opportunity  Strategy and progress  Way forward  Capital  Growth  Cost  Risk  Legacy

 In Global Markets, we have right-sized our activities…  As per 2015 Investor Day  Opportunity  Strategy and progress  Way forward  Capital  Growth  Cost  Risk  Legacy

   …reduced capital consumption…  Global Markets leverage exposure in USD bn  1 Figures for 3Q15 present financial information based on results under our structure prior to our re-segmentation announcement on October 21, 2015; on the basis of our current structure, the 3Q15 RWA and leverage exposure amounts for Global Markets are USD 63 bn and USD 313 bn  Global Markets RWA in USD bn  -47%  1  -34%  1  Opportunity  Strategy and progress  Way forward  Capital  Growth  Cost  Risk  Legacy

   …and significantly de-risked  -51%  Global MarketsValue-at-RiskTrading book average one-day, 98%risk management VaR in CHF mn  Opportunity  Strategy and progress  Way forward  Capital  Growth  Cost  Risk  Legacy

 We have restructured our portfolio…  Equities  Credit  Securitized Products  In scope  Market growth31H17 vs. 1H16  -3%  +53%  +14%              1 Includes EM Macro; excludes EM Financing 2 Includes G10 FX and Commodities 3 Source: Coalition as of September 2017  Opportunity  Strategy and progress  Way forward  Capital  Growth  Cost  Risk  Legacy    Strategic focus  Rationalize    Macro2 and Rates  -14%    ~  ~  Emerging Markets1  -2%    

   …and improved our profitability  Global Markets adjusted pre-tax incomein USD mn  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix    +183%  Opportunity  Strategy and progress  Way forward  Capital  Growth  Cost  Risk  Legacy

Opportunity
Strategy and progress
Way forward
Capital
Growth
Cost
Risk
Legacy

We have launched our new joint venture International Trading Solutions...

Client needs

Wealth Management

Core Institutional

Product development & manufacturing

International Trading Solutions	
Equity Derivatives	Fixed Income Products
Flow Products	Structured Credit & Financing
	Macro / Rates / FX
Structured EQ Derivatives	Emerging Markets
	Swiss Markets
SUB & IWM Product & Advisory Specialists	

Distribution & syndication

- Wealth Management distribution
- ITS sales and distribution
- Global Markets sales and distribution

CREDIT SUISSE
November 30, 2017
50

 …and we will aim to better serve the needs of our WealthManagement clients  1 Source: McKinsey Private Banking Survey, 2016; reflects the share of structured products and retail products as percent of AuM  2.9x  Growth opportunity  Structured products penetration of Private Banking clients1in % of AuM  Opportunity  Strategy and progress  Way forward  Capital  Growth  Cost  Risk  Legacy

             We see significant potential to better connect our WealthManagement clients to global capital markets  Europe  Exclusive note in partnership with asset manager USD 490 mn raised across Europe  Emerging Europe  Latin America  Middle East & Africa  Proactive ProNote switch for Greek UHNW client  CHF 36 mn  ProNote issued in two tranches for Bahamas and Swiss booking centers CHF 125 mn  Egyptian T-Bill Notes USD 62 mn raised  Selected recent transactions  Opportunity  Strategy and progress  Way forward  Capital  Growth  Cost  Risk  Legacy

 Our approach has yielded strong results  Opportunity  Strategy and progress  Way forward  Capital  Growth  Cost  Risk  Legacy  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix1 Relating to SUB PC, IWM PB and APAC PB within WM&C 2 Relating to SUB, IWM and APAC WM&C

     Delivering estimated net cost savings of ~CHF 3.2 bn by end 2017    Adjusted operating expenses at constant FX rates*in CHF bn  Business exits and resizing  Optimization  Business growth    Opportunity  Strategy and progress  Way forward  Capital  Growth  Cost  Risk  Legacy  Note: Illustrative path. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix.1 2017 estimate based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2017 may differ from any estimates* See Appendix  1

Opportunity
Strategy and progress
Way forward
Capital
Growth
Cost
Risk
Legacy

We are using technology and other operational levers to drive efficiency across the bank

Real Estate
10% fewer buildings[1]

25% reduction
in IT change spend[2]

Contracts
~50% of suppliers consolidated[1]

Utilities

Data center footprint

Vendor optimization[1]
Vendors reduced by ~5,000
Suppliers reduced by ~1,000

IT productivity

IT incidents
reduced by over 20%[3]

Leverage 3rd party strategic partnerships

1 Since year-end 2015 2 Relates to planned reduction in IT cash spend from 2016 compared to 2018 estimates 3 Relates to average number of IT-wide incidents in 2017 YTD April compared to 2015

CREDIT SUISSE
November 30, 2017
55

   We are reducing our 2017 cost guidance from <CHF 18.5 bn to~CHF 18.0 bn and target to reduce our cost base further to <CHF 17.0 bn in 2018  Target total of >CHF 4.2 bn of net savings by end-2018  Note: Illustrative path. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix * See Appendix1 2017 estimate based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2017 may differ from any estimates 2 Operating within the range, subject to market conditions and investment opportunities            2017 cost target of <CHF 18.5 bn  2015 – 2018 cost reduction program* in CHF bn, year-end targets  Opportunity  Strategy and progress  Way forward  Capital  Growth  Cost  Risk  Legacy  1  1  2019-2020Adjusted operating expenses: CHF 16.5-17.0 bn2

   While reducing costs, we have increased our spend in complianceand controls…  1000+ controlimprovements   85% faster10% of costs101 major investigations closedInvestigations  Technology40+ robots   Clientonboarding  Global client risk90% faster assessment using Single Client View  75% more reviews80% more risk factorsEmployee risksurveillance  50-70% faster50-90% fewer rejections30-45% cheaper  Opportunity  Strategy and progress  Way forward  Capital  Growth  Cost  Risk  Legacy  1 In 2017 2 By 4Q2018 3 Since 2016  1  1  1  2  3  3

 …building a safer institution with an industrialized, institutionalizedand digitalized Compliance function  Reducing risk with better, stronger, faster prevention and detection  People driven    Tech enabled  Fragmented processes    Globally standardized approach  Episodic reviews    Always on  Sample-based surveillance    Comprehensive, multi-risk factor-based surveillance  Sequential implementation    High speed implementation  From  To  Opportunity  Strategy and progress  Way forward  Capital  Growth  Cost  Risk  Legacy

 We have been reducing the drag from the SRU at a healthy pace  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix  Adjusted pre-tax incomein CHF bn   Core  SRU drag  Group  +29%  -38%  3.7  2.9        +394%  Opportunity  Strategy and progress  Way forward  Capital  Growth  Cost  Risk  Legacy

   We are driving returns higher across our business lines…  Adj. RoRC†  RWA  15%  28%  28%  15%  7%  1%  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix† See Appendix  In CHF bn unlessotherwise specified  9M17  9M16  15%  23%  20%  8%  2%  13%  9M17  ~  65  37  19  20  58  SUB  IWM  APAC WM&C  IBCMUSD bn  GlobalMarketsUSD bn  APAC MarketsUSD bn  13  Opportunity  Strategy and progress  Way forward

Opportunity
Strategy and progress
Way forward

…and significantly increasing Group profitability


Group adjusted results
in CHF bn
Net revenues
Pre-tax income
Operating expenses
14.9
0.4
14.2
15.7
2.2
13.3
+6%
+394%
-6%
9M16
9M17

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix

CREDIT SUISSE
November 30, 2017
61

   SUB – making progress  SUB adjusted pre-tax incomein CHF bn   Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix1 Excludes Swisscard pre-tax income of CHF 25 mn for 9M15 2 2017 estimate based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2017 may differ from any estimates  1  Opportunity  Strategy and progress  Way forward  2

   IWM – making progress  Opportunity  Strategy and progress  Way forward  1    Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix1 2017 estimate based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2017 may differ from any estimates  IWM adjusted pre-tax incomein CHF bn

   APAC – WM&C expected to achieve original 2018 target in 2017;confirming Markets return target  APAC WM&Cadjusted pre-taxincomein CHF bn   Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix1 2017 estimate based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2017 may differ from any estimates 2 Targeted for 2019 † See Appendix  APAC MarketsTarget adjusted return on regulatory capital†: 10 – 15%2    Opportunity  Strategy and progress  Way forward  1

   IBCM – making progress  IBCM adjustedreturn on regulatory capital†  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix1 2017 estimate based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2017 may differ from any estimates † See Appendix  2018 Targetadjusted return on regulatory capital†: 15 – 20%    Opportunity  Strategy and progress  Way forward  1

Opportunity
Strategy and progress
Way forward

Global Markets – making progress

Adjusted figures	2016 Results	2017 Estimate[1]	2018 Ambition
Net revenues	USD 5.6 bn	USD ~5.7 bn	USD 6.0 bn+
Operating expenses	USD 5.3 bn	USD ~5.0 bn	<USD 4.8 bn

2018 Target adjusted return on regulatory capital†: 10 – 15%

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix
1 2017 estimate based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2017 may differ from any estimates. Net revenues exclude SMG
† See Appendix

CREDIT SUISSE
November 30, 2017
66

   SRU – making progress  Opportunity  Strategy and progress  Way forward  1 Excludes operational risk RWA of CHF 19 bn in 2015, CHF 19 bn in 2016, CHF 20 bn in 3Q17 and CHF 20 bn in 2018  SRU RWA excl. Op Risk1in USD bn  SRU leverage exposurein USD bn  -69%  170  103  68  40

 …and further improving our pre-tax loss target for 2019  -83%  -73%  SRU adjusted pre-tax income progressionin USD mn   Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix1 2017 estimate based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2017 may differ from any estimates 2 SRU program will be economically completed by end-2018; residual operations and assets to be absorbed into the rest of Group from 2019 onwards  2  Opportunity  Strategy and progress  Way forward  1

Opportunity
Strategy and progress
Way forward

Overview of financial targets for Group and divisions in 2018…

Adjusted figures

Division	Target	Value
Group	Net cost savings*	>CHF 4.2 bn *(cumulative since 2015)*
	Operating cost base*	<CHF 17.0 bn
	CET1 ratio	>12.5%
	CET1 / Tier 1 leverage ratio	>3.5% / >5.0%
SUB	Pre-tax income	CHF 2.3 bn
IWM	Pre-tax income	CHF 1.8 bn
APAC WMC	Pre-tax income	CHF 0.85 bn ↑
APAC Markets	Return on regulatory capital†	10-15%[1]
IBCM	Return on regulatory capital†	15-20%
Global Markets	RWA threshold	USD 60 bn
	Leverage exposure threshold	USD 290 bn
	Return on regulatory capital†	10-15%
SRU	Pre-tax loss 2018	~USD 1.4 bn
	Pre-tax loss 2019	~USD 0.5 bn[2] ↓
	RWA excl. Op Risk	USD 11 bn[2]
	Leverage exposure	USD 40 bn[2]

Note: Adjusted results are non-GAAP financial measures *, † See Appendix
1 Targeted for 2019 2 SRU program will be economically completed by end-2018; residual operations and assets to be absorbed into the rest of Group from 2019 onwards

CREDIT SUISSE November 30, 2017 69

 …and announcing new Group profitability objectives for 2019and 2020  Opportunity  Strategy and progress  Way forward  2020  11-12%  10-11%  2019  Return on tangible equity‡based on CHF  Note: RoTE (a non-GAAP financial measure) on a reported basis‡ See Appendix

 Most of the expected profit improvements to 2019 from knownactions…  Return on tangible equity‡ developmentbased on CHF  Revenue growth primarily from WMC businesses1 & additional cost initiatives  Known actions &cost initiatives    Opportunity  Strategy and progress  Way forward  Note: Illustrative path. RoTE (a non-GAAP financial measure) on a reported basis1 WMC businesses reflects Wealth Management and connected businesses and includes SUB, IWM, APAC WM&C and IBCM‡ See Appendix

 …over which we have clear visibility  2  1  1  Opportunity  Strategy and progress  Way forward  Note: Illustrative path. RoTE (a non-GAAP financial measure) on a reported basis1 Excludes restructuring and litigation expenses 2 Excludes funding and other operating expenses from SRU and Corporate Center; includes tax effect‡ See Appendix  RoTE‡ impact of known actions & cost initiativesfrom 9M17 to 2019based on CHF

Opportunity
Strategy and progress
Way forward

Strengthening capital generation provides increasing returns to shareholders

Net income generation[1] in CHF bn

Implied combined net income generation of ~CHF 9-10 bn in 2019 and 2020[1]


RoTE‡ @ 11%
RoTE‡ @ 10%
~0.4
~4.2
~0.5
~5.0
RoTE‡ @ 12%
RoTE‡ @ 11%
2019 Estimate
2020 Estimate

Anticipated usage of cumulative capital generated

- ~20% for investment in wealth management and connected businesses[2]
- ~30% for RWA uplift resulting from Basel III reforms and other contingencies
- 50% of net income to be distributed to shareholders primarily through share buybacks or special dividend

Note: RoTE (a non-GAAP financial measure) on a reported basis
1 Estimated net income generation based on RoTE targets for respective years. Estimate based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2019 and 2020 may differ from any estimates 2 Includes SUB, IWM, APAC WM&C and IBCM ‡ See Appendix

CREDIT SUISSE
November 30, 2017 73

 The way forward  Our strategy and progress  The opportunity  Summary

   Conclusion  Execute with disciplineDeliver value for our shareholders

 Program of the day  Opening remarks Tidjane Thiam 8.30 am 45 min  Webcast  Morning break-out sessions 9.25 am  No webcast  Global Markets Brian Chin, David Miller, Mike Stewart 45 minAPAC Helman Sitohang, Francesco de Ferrari, Carsten Stoehr, Ken Pang 45 minBreak 20 minEfficiency & Productivity Pierre-Olivier Bouée, Paul Turrell 45 minCompliance Lara Warner, Homa Siddiqui 45 min  Lunch 12.45 pm 50 min  Afternoon break-out sessions 1.35 pm  No webcast  SUB Thomas Gottstein, Didier Denat, Serge Fehr 45 minIBCM Jim Amine, Malcolm Price, David Hermer 45 minIWM Iqbal Khan, Claudio de Sanctis, Bruno Daher 45 minBreak 25 min  Capital,Funding and SRU David Mathers 4.15 pm 45 min  Webcast  Wrap-up & Q&A 5.00 pm 60 min   Webcast    Investor Day 2017

 Appendix

Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

Reconciliation tables (1/4)

	Group in CHF mn		Core in CHF mn		SUB, IWM and APAC WM&C in CHF mn	
	9M17	9M16	9M17	9M16	9M17	9M16
Net revenues reported	**15,711**	**15,142**	**16,446**	**16,211**	**9,521**	**9,103**
Fair value on own debt	-	-	-	-	-	-
Real estate gains	-	(346)	-	(346)	-	(346)
(Gains)/losses on business sales	(15)	56	23	52	-	-
Net revenues adjusted	**15,696**	**14,852**	**16,469**	**15,917**	**9,521**	**8,757**
Provision for credit losses	**167**	**177**	**138**	**94**	**81**	**77**
Total operating expenses reported	**13,892**	**15,028**	**12,976**	**13,316**	**6,527**	**6,266**
Goodwill impairment	-	-	-	-	-	-
Restructuring expenses	(318)	(491)	(279)	(371)	(131)	(110)
Major litigation provisions	(238)	(306)	(59)	12	(59)	19
Total operating expenses adjusted	**13,336**	**14,231**	**12,638**	**12,957**	**6,337**	**6,175**
Pre-tax income/(loss) reported	**1,652**	**(63)**	**3,332**	**2,801**	**2,913**	**2,760**
Total adjustments	541	507	361	65	190	(255)
Pre-tax income/(loss) adjusted	**2,193**	**444**	**3,693**	**2,866**	**3,103**	**2,505**

CS Group in CHF mn

	3Q17	2Q17	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15	4Q14	3Q14	2Q14	1Q14	9M17	2016	2015
Total operating expenses reported	**4,540**	**4,541**	**4,812**	**7,309**	**5,119**	**4,937**	**4,972**	**10,518**	**5,023**	**5,248**	**5,106**	**5,406**	**5,181**	**6,790**	**5,052**	**13,892**	**22,337**	**25,895**
Goodwill impairment	-	-	-	-	-	-	-	(3,797)	-	-	-	-	-	-	-	-	-	(3,797)
Restructuring expenses	(112)	(69)	(137)	(49)	(145)	(91)	(255)	(355)	-	-	-	-	-	-	-	(318)	(540)	(355)
Major litigation provisions	(108)	(31)	(97)	(2,401)	(306)	-	-	(563)	(204)	(63)	10	(393)	(290)	(1,711)	(42)	(238)	(2,707)	(820)
Debit valuation adjustments (DVA)	(20)	(17)	(26)	-	-	-	-	-	-	-	-	-	-	-	-	(63)	-	-
Certain accounting changes	(49)	(53)	(25)	-	-	-	-	-	-	-	-	-	-	-	-	(125)	-	-
Total operating expenses adjusted	**4,251**	**4,371**	**4,527**	**4,859**	**4,668**	**4,846**	**4,717**	**5,803**	**4,819**	**5,185**	**5,116**	**5,013**	**4,891**	**5,079**	**5,010**	**13,148**	**19,090**	**20,923**
FX adjustment	106	101	69	70	120	70	33	-	62	137	120	(54)	55	161	189	277	292	319
FX neutral total operating expenses adjusted	**4,357**	**4,472**	**4,596**	**4,929**	**4,788**	**4,916**	**4,750**	**5,803**	**4,881**	**5,322**	**5,236**	**4,959**	**4,946**	**5,240**	**5,199**	**13,425**	**19,382**	**21,242**

CREDIT SUISSE
November 30, 2017
78

Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

Reconciliation tables (2/4)

SUB in CHF mn

	3Q17	2Q17	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15	9M17	9M16	9M15	2016	2015
Net revenues reported	1,319	1,405	1,354	1,399	1,667	1,337	1,356	1,495	1,364	1,462	1,400	4,078	4,360	4,226	5,759	5,721
Real estate gains	-	-	-	(20)	(346)	-	-	(72)	-	(23)	-	-	(346)	(23)	(366)	(95)
(Gains)/losses on business sales	-	-	-	-	-	-	-	(23)	-	-	-	-	-	-	-	(23)
Net revenues adjusted	1,319	1,405	1,354	1,379	1,321	1,337	1,356	1,400	1,364	1,439	1,400	4,078	4,014	4,203	5,393	5,603
Provision for credit losses	14	36	10	34	30	9	6	43	39	33	23	60	45	95	79	138
Total operating expenses reported	879	867	940	983	879	875	918	1,088	925	961	934	2,686	2,672	2,820	3,655	3,908
Goodwill impairment	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Restructuring expenses	(13)	4	(52)	3	(19)	(4)	(40)	(42)	-	-	-	(61)	(63)	-	(60)	(42)
Major litigation provisions	(9)	(6)	(27)	(19)	-	-	-	(25)	-	-	-	(42)	-	-	(19)	(25)
Total operating expenses adjusted	857	865	861	967	860	871	878	1,021	925	961	934	2,583	2,609	2,820	3,576	3,841
Pre-tax income/(loss) reported	426	502	404	382	758	453	432	364	400	468	443	1,332	1,643	1,311	2,025	1,675
Total adjustments	22	2	79	(4)	(327)	4	40	(28)	-	(23)	-	103	(283)	(23)	(287)	(51)
Pre-tax income/(loss) adjusted	448	504	483	378	431	457	472	336	400	445	443	1,435	1,360	1,288	1,738	1,624

SUB PC in CHF mn

	9M17	9M16	9M15
Net revenues reported	2,171	2,509	2,356
Real estate gains	-	(346)	(23)
(Gains)/losses on business sales	-	-	-
Net revenues adjusted	2,171	2,163	2,333
Provision for credit losses	32	29	35
Total operating expenses reported	1,550	1,558	1,746
Goodwill impairment	-	-	-
Restructuring expenses	(54)	(54)	-
Major litigation provisions	(4)	-	-
Total operating expenses adjusted	1,492	1,504	1,746
Pre-tax income/(loss) reported	589	922	575
Total adjustments	58	(292)	(23)
Pre-tax income/(loss) adjusted	647	630	552

SUB C&IC in CHF mn

	9M17	9M16	9M15
Net revenues reported	1,907	1,851	1,870
Real estate gains	-	-	-
(Gains)/losses on business sales	-	-	-
Net revenues adjusted	1,907	1,851	1,870
Provision for credit losses	28	16	60
Total operating expenses reported	1,136	1,114	1,074
Goodwill impairment	-	-	-
Restructuring expenses	(7)	(9)	-
Major litigation provisions	(38)	-	-
Total operating expenses adjusted	1,091	1,105	1,074
Pre-tax income/(loss) reported	743	721	736
Total adjustments	45	9	-
Pre-tax income/(loss) adjusted	788	730	736

IWM in CHF mn

	3Q17	2Q17	1Q17	9M17	4Q16	3Q16	2Q16	1Q16	9M16	9M15	2016	2015
Net revenues reported	1,262	1,264	1,221	3,747	1,299	1,081	1,145	1,173	3,399	3,379	4,698	4,552
Real estate gains	-	-	-	-	(54)	-	-	-	-	-	(54)	-
(Gains)/losses on business sales	-	-	-	-	-	-	-	-	-	-	-	(11)
Net revenues adjusted	1,262	1,264	1,221	3,747	1,245	1,081	1,145	1,173	3,399	3,379	4,644	4,541
Provision for credit losses	3	8	2	13	6	0	16	(2)	14	12	20	5
Total operating expenses reported	904	891	928	2,723	962	836	884	875	2,595	2,620	3,557	3,824
Goodwill impairment	-	-	-	-	-	-	-	-	-	-	-	-
Restructuring expenses	(16)	(7)	(36)	(59)	(16)	(15)	(15)	(8)	(38)	-	(54)	(36)
Major litigation provisions	(11)	(6)	-	(17)	(7)	19	-	-	19	(40)	12	(268)
Total operating expenses adjusted	877	878	892	2,647	939	840	869	867	2,576	2,580	3,515	3,520
Pre-tax income/(loss) reported	355	365	291	1,011	331	245	245	300	790	747	1,121	723
Total adjustments	27	13	36	76	(31)	(4)	15	8	19	40	(12)	293
Pre-tax income/(loss) adjusted	382	378	327	1,087	300	241	260	308	809	787	1,109	1,016

IWM AM in CHF mn

	9M17	9M16	9M15
Net revenues reported	1,067	946	963
Real estate gains	-	-	-
(Gains)/losses on business sales	-	-	-
Net revenues adjusted	1,067	946	963
Provision for credit losses	-	-	-
Total operating expenses reported	844	769	816
Goodwill impairment	-	-	-
Restructuring expenses	(23)	(2)	-
Major litigation provisions	-	-	-
Total operating expenses adjusted	821	767	816
Pre-tax income/(loss) reported	223	177	147
Total adjustments	23	2	-
Pre-tax income/(loss) adjusted	246	179	147

CREDIT SUISSE

November 30, 2017 79

Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

Reconciliation tables (3/4)

	APAC in CHF mn		APAC WM&C in CHF mn					APC Mkts in USD mn	
	9M17	9M16	9M17	9M16	9M15	2016	2015	3Q17	3Q16
Net revenues reported	2,619	2,735	1,696	1,344	1,139	1,904	1,506	354	449
Real estate gains	-	-	-	-	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	-	-	-	-	-	-
Net revenues adjusted	2,619	2,735	1,696	1,344	1,139	1,904	1,506	354	449
Provision for credit losses	8	15	8	18	32	29	31	-	-
Total operating expenses reported	2,058	2,098	1,118	999	876	1,386	1,643	308	391
Goodwill impairment	-	-	-	-	-	-	(446)	-	-
Restructuring expenses	(40)	(34)	(11)	(9)	-	(14)	(1)	(6)	(16)
Major litigation provisions	-	-	-	-	-	-	(6)	-	-
Total operating expenses adjusted	2,018	2,064	1,107	990	876	1,372	1,190	302	375
Pre-tax income/(loss) reported	553	622	570	327	231	489	(168)	46	58
Total adjustments	40	34	11	9	-	14	453	6	16
Pre-tax income/(loss) adjusted	593	656	581	336	231	503	285	52	74

	IBCM in USD mn						GM in USD mn				
	9M17	9M16	2016	2015	LTM 3Q17	LTM 3Q16	9M17	9M16	LTM 3Q17	2016	2015
Net revenues reported	1,609	1,432	2,001	1,857	2,178	1,850	4,483	4,319	5,739	5,575	7,124
Real estate gains	-	-	-	-	-	-	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	-	-	-	-	-	-	-	-
Net revenues adjusted	1,609	1,432	2,001	1,857	2,178	1,850	4,483	4,319	5,739	5,575	7,124
Provision for credit losses	32	21	20	-	31	21	24	(1)	21	(4)	11
Total operating expenses reported	1,309	1,291	1,713	2,170	1,731	2,193	3,801	4,272	5,051	5,522	9,004
Goodwill impairment	-	-	-	(384)	-	(384)	-	-	-	-	(2,690)
Restructuring expenses	(29)	(35)	(29)	(22)	(23)	(57)	(81)	(206)	(95)	(220)	(97)
Major litigation provisions	-	-	-	-	-	-	-	(7)	-	(7)	(240)
Total operating expenses adjusted	1,280	1,256	1,684	1,764	1,708	1,752	3,720	4,059	4,956	5,295	5,977
Pre-tax income/(loss) reported	268	120	268	(313)	416	(364)	658	48	667	57	(1,891)
Total adjustments	29	35	29	406	23	441	81	213	95	227	3,207
Pre-tax income/(loss) adjusted	297	155	297	93	439	77	739	261	762	284	1,136

CREDIT SUISSE
November 30, 2017
80

Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

Reconciliation tables (4/4)

	SRU in USD mn					SRU in CHF mn	
	9M17	9M16	9M15	2016	2015	9M17	9M16
Net revenues reported	**(752)**	**(1,087)**	**682**	**(1,285)**	**557**	**(735)**	**(1,069)**
Real estate gains	-	-	-	(4)	-	-	-
(Gains)/losses on business sales	(39)	5	-	6	-	(38)	4
Net revenues adjusted	**(791)**	**(1,082)**	**682**	**(1,283)**	**557**	**(773)**	**(1,065)**
Provision for credit losses	**28**	**87**	**39**	**115**	**138**	**29**	**83**
Total operating expenses reported	**937**	**1,743**	**2,026**	**4,353**	**3,130**	**916**	**1,712**
Goodwill impairment	-	-	-	-	-	-	-
Restructuring expenses	(40)	(122)	-	(123)	(158)	(39)	(120)
Major litigation provisions	(184)	(324)	(37)	(2,646)	(295)	(179)	(318)
Total operating expenses adjusted	**713**	**1,297**	**1,989**	**1,584**	**2,677**	**698**	**1,274**
Pre-tax income/(loss) reported	**(1,717)**	**(2,917)**	**(1,383)**	**(5,753)**	**(2,711)**	**(1,680)**	**(2,864)**
Total adjustments	185	451	37	2,771	453	180	442
Pre-tax income/(loss) adjusted	**(1,532)**	**(2,466)**	**(1,346)**	**(2,982)**	**(2,258)**	**(1,500)**	**(2,422)**

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81

Notes (1/2)

General notes

- For reconciliation of **adjusted to reported results**, refer to the appendix of this Investor Day 2017 presentation. Throughout the presentation rounding differences may occur
- Unless otherwise noted, all **CET1 ratio**, **Tier 1 leverage ratio**, **risk-weighted assets** and **leverage exposure** figures shown in this presentation are as of the end of the respective period and on a "look-through" basis
- **Gross and net margins** are shown in basis points
  Gross margin = adj. net revenues annualized / average AuM; net margin = adj. pre-tax income annualized / average AuM
- **Mandates penetration** reflects advisory and discretionary mandates as percentage of total AuM

Specific notes

* Our cost savings program is measured using adjusted operating expenses at constant FX rates. "Adjusted operating expenses at constant FX rates" and "adjusted non-compensation operating expenses at constant FX rates" include adjustments as made in all our disclosures for restructuring expenses, major litigation expenses and a goodwill impairment taken in 4Q15 as well as adjustments for certain accounting changes (which had not been in place at the launch of the cost savings program), debit valuation adjustments (DVA) related volatility and for FX, applying the following main currency exchange rates for
1Q15: USD/CHF 0.9465, EUR/CHF 1.0482, GBP/CHF 1.4296, 2Q15: USD/CHF 0.9383, EUR/CHF 1.0418, GBP/CHF 1.4497,
3Q15: USD/CHF 0.9684, EUR/CHF 1.0787, GBP/CHF 1.4891, 4Q15: USD/CHF 1.0010, EUR/CHF 1.0851, GBP/CHF 1.5123,
1Q16: USD/CHF 0.9928, EUR/CHF 1.0941, GBP/CHF 1.4060, 2Q16: USD/CHF 0.9756, EUR/CHF 1.0956, GBP/CHF 1.3845,
3Q16: USD/CHF 0.9728, EUR/CHF 1.0882, GBP/CHF 1.2764, 4Q16: USD/CHF 1.0101, EUR/CHF 1.0798, GBP/CHF 1.2451,
1Q17: USD/CHF 0.9963, EUR/CHF 1.0670, GBP/CHF 1.2464, 2Q17: USD/CHF 0.9736, EUR/CHF 1.0881, GBP/CHF 1.2603,
3Q17: USD/CHF 0.9645, EUR/CHF 1.1413, GBP/CHF 1.2695.
These currency exchange rates are unweighted, i.e. a straight line average of monthly rates. We apply this calculation consistently for the periods under review. Adjusted non-compensation expenses are adjusted operating expenses excluding compensation and benefits. To calculate adjusted non-compensation expenses at constant FX rates, we subtract compensation and benefits (adjusted at constant FX rates in the manner described above) from adjusted operating expenses at constant FX rates.

† Regulatory capital is calculated as the worst of 10% of RWA and 3.5% of leverage exposure. Return on regulatory capital is calculated using (adjusted) income after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure. For the Markets business within the APAC division and for the Global Markets and Investment Banking & Capital Markets divisions, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology to calculate return on regulatory capital.

‡ Return on tangible equity is based on tangible shareholders' equity attributable to shareholders, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity attributable to shareholders as presented in our balance sheet. Management believes that the return on tangible shareholders' equity attributable to shareholders is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired.

For 3Q17, tangible equity excluded goodwill of CHF 4,715 million and other intangible assets of CHF 219 million from total shareholders' equity attributable to shareholders of CHF 43,858 million as presented in our balance sheet.

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 Notes (2/2)  Abbreviations  Adj. = Adjusted; AI = Artificial Intelligence; AM = Asset Management; AML = Anti-Money Laundering; APAC = Asia Pacific; AT1 = Additional Tier 1; AuM = Assets under Management; BCBS = Basel Committee on Banking Supervision; BIS = Bank for International Settlements; bps = basis points; CAGR = Compound Annual Growth Rate; CCRO = Chief Compliance and Regulatory Affairs Officer; CET1 = Common Equity Tier 1; CIC = Corporate & Institutional Clients; CIF = Customer/Client Information File; Corp. Ctr. = Corporate Center; CVA = Credit Valuation Adjustment; DCM = Debt Capital Markets; EAM = External Asset Manager; ECM = Equity Capital Markets; EM = Emerging Markets; EMEA = Europe, Middle East & Africa; EPS = Earnings Per Share; EQ = Equities; EU = European Union; FICC = Fixed Income, Currencies & Commodities; FINMA = Swiss Financial Market Supervisory Authority; FLP = Fund Linked Products; FRTB = Fundamental Review of the Trading Book; FX = Foreign Exchange; G10 = Group of Ten; GDP = Gross Domestic Product; GM = Global Markets; IBCM = Investment Banking & Capital Markets; IBD = Investment Banking Department; IC = Investment Consultant; IMF = International Monetary Fund; IP = Investor Products; IPO = Initial Public Offering; IRB = Internal Ratings Based; IT = Information Technology; ITS = International Trading Solutions; IWM = International Wealth Management; JV = Joint Venture; LSC = Large Swiss Corporates; M&A = Mergers & Acquisitions; MI = Management Information; Mkts = Markets; NNA = Net new assets; Op Risk = Operational Risk; PB = Private Banking; PC = Private Clients; PEP = Politically Exposed Person; pp = percentage points; PTI = Pre-tax income; PWMC = Private & Wealth Management Clients; RM = Relationship Manager(s); RoRC = Return on Regulatory Capital; RoTE = Return on Tangible Equity; RPA = Robotic Process Automation; RWA = Risk-weighted assets; SA-CCR = Standardized Approach to Counterparty Credit Risk; SME = Small and Medium-Sized Enterprises; SMG = Systematic Market-Making Group; SoW = Share of Wallet; SRU = Strategic Resolution Unit; SUB = Swiss Universal Bank; TBTF = Too Big To Fail; TBVS = Tangible Book Value per Share; (U)HNW(I) = (Ultra) High Net Worth (Individuals); VaR = Value-at-Risk; VIX = Volatility Index; WM = Wealth Management; WM&C = Wealth Management & Connected; YoY = Year over year; YTD = Year to Date

 Credit Suisse Investor Day 2017Overview of Capital & FundingDavid Mathers  November 30, 2017

   Disclaimer  This material does not purport to contain all of the information that you may wish to consider. This material is not to be relied upon as such or used in substitution for the exercise of independent judgment.Cautionary statement regarding forward-looking statementsThis presentation contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2016 and in the “Cautionary statement regarding forward-looking information" in our media release relating to Investor Day, published on November 30, 2017 and filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements. In particular, the terms “Estimate”, “Illustrative”, “Ambition”, “Objective”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, ambitions and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, interest rate volatility and levels, global and regional economic conditions, political uncertainty, changes in tax policies, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, this information should not be relied on for any purpose. We do not intend to update these estimates, illustrations, ambitions or goals. We may not achieve the benefits of our strategic initiativesWe may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives. Estimates, assumptions and opinionsIn preparing this presentation, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take account of variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this presentation may also be subject to rounding adjustments. All opinions and views constitute judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information. Statement regarding non-GAAP financial measuresThis presentation also contains non-GAAP financial measures, including adjusted results. Information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP can be found in this presentation in the Appendix, which is available on our website at www.credit-suisse.com. Statement regarding capital, liquidity and leverageAs of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (in each case, subject to certain phase-in periods). As of January 1, 2015, the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS), was implemented in Switzerland by FINMA. Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this presentation. Capital and ratio numbers for periods prior to 2013 are based on estimates, which are calculated as if the Basel III framework had been in place in Switzerland during such periods. Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. Beginning in 2015, the Swiss leverage ratio is calculated as Swiss total capital, divided by period-end leverage exposure. The look-through BIS tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by end-period leverage exposure.SourcesCertain material in this presentation has been prepared by Credit Suisse on the basis of publicly available information, internally developed data and other third-party sources believed to be reliable. Credit Suisse has not sought to independently verify information obtained from public and third-party sources and makes no representations or warranties as to accuracy, completeness or reliability of such information.

   Overview of Capital & Funding  Update on cost reduction plans  1  Funding cost update  2  Capital update (including Basel III reforms)  3  RoTE target  4  Capital distribution & dividend plan  5  Financial targets  6

Costs
Funding
Capital
RoTE
Dividend
Targets

Reducing 2017 costs to ~CHF 18.0 bn from <CHF 18.5 bn; cost base to reduce further to below CHF 17.0 bn in 2018

2015 – 2018 cost reduction program*
in CHF bn


Target total of >CHF 4.2 bn of net savings by end-2018
21.2
-1.9
19.4
~ -1.3
2017 cost target of <CHF 18.5 bn
~18.0
> -1.0
<17.0
2015
2016 cost reduction
2016
Estimated 2017 cost reduction[1]
2017 Estimate[1]
2018 planned cost reduction
2018 Target

2019-2020 Adjusted operating expenses: CHF 16.5-17.0 bn[2]

Note: Illustrative path. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix 1 2017 estimate based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2017 may differ from any estimates 2 Operating within the range, subject to market conditions and investment opportunities
* See Appendix

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4

Costs
Funding
Capital
RoTE
Dividend
Targets

2015 to 2017 – Estimated net savings of ~CHF 3.2 bn after ~CHF 0.9 bn of investments, predominantly in Wealth Management and connected businesses

Adjusted operating expenses at constant FX rates* in CHF bn


Business exits and right-sizing
Optimization
Business growth
21.2
~ -1.7
~ -0.3
~ -1.0
~ -0.3
~ -0.4
-
~0.1
~0.3
~18.0
2015
SRU
Corp. Ctr.
Global Markets
APAC Markets
SUB
IBCM
IWM
APAC WM&C
2017 Estimate2

Estimated gross savings and investments in CHF bn

Adjusted operating expenses at constant FX rates*


21.2
~ -4.1
~0.9
o/w WMC1
~0.7
~18.0
2015
Gross savings
Investments
2017 Estimate2

Note: Illustrative path. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix
1 Reflects Wealth Management and connected businesses and includes SUB, IWM, APAC WM&C and IBCM
2 2017 estimate based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2017 may differ from any estimates
* See Appendix

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5

   2017 to 2018 – On track to achieve cost target of <CHF 17.0 bnafter growth investments      Costs  Funding  Capital  RoTE  Dividend  Targets    Business exits and right-sizing  Business growth  Adjusted operating expenses at constant FX rates* in CHF bn  Note: Illustrative path. Adjusted results are non-GAAP financial measures1 2017 estimate based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2017 may differ from any estimates* See Appendix  1  Optimization

Costs
Funding
Capital
RoTE
Dividend
Targets

2019 to 2020 – Continued productivity gains expected; Group aims to operate at a cost base of CHF 16.5 – 17.0 bn, subject to market conditions

Adjusted operating expenses at constant FX rates*
in CHF bn


<17.0
~ -0.6 - 0.8
16.5-17.0
▪ RM recruiting in emerging markets
▪ Developing new wealth management markets
▪ Incremental investments in process automation and technology estate
2018 Target
Productivity gains 2019E / 2020E
Potential growth investments
Anticipated adj. cost base 2019 / 2020 [1]

2019-2020 Adjusted operating expenses: CHF 16.5-17.0 bn[1]

Note: Illustrative path. Adjusted results are non-GAAP financial measures
* See Appendix 1 Operating within the range, subject to market conditions and investment opportunities

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Costs
Funding
Capital
RoTE
Dividend
Targets

Refinancing of capital instruments expected to reduce funding costs

Estimated funding cost savings[1]
in USD bn


2017E
2018E
2019E
Cumulative 2017 – 2019
-0.2
-0.2
-0.7
-1.1
Redemption of legacy capital issuances and first call for 2012/2013 AT1 instruments

1 Represents average 2017 funding spread and other related issuance costs

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 CET1 ratio increased to 13.2% by 3Q17  285  265    10.2%  12.0%  3Q15  3Q16  Basel III RWA in CHF bn  CET1 ratio in %      270  3Q17        13.2%  3Q15  3Q16  3Q17  Costs  Funding  Capital  Dividend  Targets  RoTE

Costs
Funding
Capital
RoTE
Dividend
Targets

Major regulatory capital changes anticipated over 2017-2021

Recalibrated leverage ratio likely to be primary capital constraint until the end of 2020, however…

…**RWA uplift** resulting from Basel III reforms will drive the binding constraint[1] at the end of 2020

2016
- Revised Swiss TBTF rules require going concern leverage ratio of 5% (of which 3.5% CET1) and additional 5%[2] gone concern leverage ratio, going concern RWA ratio of 14.3% (of which 10% CET1) and additional 14.3%[2] gone concern RWA ratio

2017
- BCBS is due to meet in December 2017 and the Group of Governors and Heads of Supervision (GHOS) of BCBS is expected to meet in January 2018, where revisions to standard rules for floors, credit risk and operational risk are expected to be discussed

⋮

2020
- Revised Swiss TBTF rules will be phased-in and become fully effective January 1, 2020
- Standardized Approach to Counterparty Credit Risk (SA-CCR) and Equity Investment in Funds rules effective from January 1, 2020
- Impact of revised Market Risk (FRTB) rules to be effective from December 31, 2020. Will affect market risk assets in divisions with trading activity

2021+
- Implementation and phase-in period of final rules on floors, credit risk and operational risk expected in the next decade

1 The binding constraint is calculated as the worst of 10% of RWA and 3.5% of leverage exposure based on the Swiss TBTF CET1 capital and leverage requirements
2 Does not include the effects of the countercyclical buffers and any rebates for resolvability and for certain tier 2 low-trigger instruments recognized in gone concern capital

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     RWA estimated regulatory impact – 2020 to 2021 and beyond  2020E  2021E and beyond  Advanced rules estimated impact (excludes impact from standard rules for floors)  Equity investments in fundsSA-CCRFRTB  Final rules impact  Pending BCBS finalization of remaining rulesFRTB CVAReduced IRB2Operational Risk  Draft rules impact  Estimated netregulatory impactRWA in CHF bn  Costs  Funding  Capital  Dividend  Targets  1 Revised rules on equity investments in funds and central counterparties2 Revised rules for advanced credit risk  FRTB  SA-CCR  Other1  RoTE  2018-19:Nothing significant

 Our focus on execution is driving our overall return on capital higher  Costs  Funding  Capital  Dividend  Targets  RoTE  As per 3Q17 results

 Most of the expected profit improvements to 2019 from knownactions…  Return on tangible equity‡ developmentbased on CHF  Revenue growth primarily from WMC businesses1 & additional cost initiatives  Known actions &cost initiatives    Note: Illustrative path. RoTE (a non-GAAP financial measure) on a reported basis1 WMC businesses reflects Wealth Management and connected businesses and includes SUB, IWM, APAC WM&C and IBCM‡ See Appendix  Costs  Funding  Capital  Dividend  Targets  RoTE

 …over which we have clear visibility  2  1  1  Note: Illustrative path. RoTE (a non-GAAP financial measure) on a reported basis1 Excludes restructuring and litigation expenses 2 Excludes funding and other operating expenses from SRU and Corporate Center; includes tax effect‡ See Appendix  RoTE‡ impact of known actions & cost initiativesfrom 9M17 to 2019based on CHF  Improvement in reported RoTE‡  Costs  Funding  Capital  Dividend  Targets  RoTE

Costs
Funding
Capital
RoTE
Dividend
Targets

Strengthening capital generation provides increasing returns to shareholders

Net income generation[1] in CHF bn

Implied combined net income generation of ~CHF 9-10 bn in 2019 and 2020[1]


RoTE‡ @ 11%
RoTE‡ @ 10%
~0.4
~4.2
RoTE‡ @ 12%
RoTE‡ @ 11%
~0.5
~5.0
2019 Estimate
2020 Estimate

Anticipated usage of cumulative capital generated

- ~20% for investment in wealth management and connected businesses[2]
- ~30% for RWA uplift resulting from Basel III reforms and other contingencies
- 50% of net income to be distributed to shareholders primarily through share buybacks or special dividend

Note: RoTE (a non-GAAP financial measure) on a reported basis
1 Estimated net income generation based on RoTE targets for respective years. Estimate based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2019 and 2020 may differ from any estimates 2 Includes SUB, IWM, APAC WM&C and IBCM ‡ See Appendix

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Costs
Funding
Capital
RoTE
Dividend
Targets

Overview of 2018 financial targets

Adjusted figures

Division	Metric	Target	
Group	Net cost savings*	>CHF 4.2 bn	*(cumulative since 2015)*
	Operating cost base*	<CHF 17.0 bn	
	CET1 ratio	>12.5%	
	CET1 / Tier 1 leverage ratio	>3.5% / >5.0%	
SUB	Pre-tax income	CHF 2.3 bn	
IWM	Pre-tax income	CHF 1.8 bn	
APAC WM&C	Pre-tax income	CHF 0.85 bn ↑	
APAC Markets	Return on regulatory capital†	10-15%[1]	
IBCM	Return on regulatory capital†	15-20%	
Global Markets	RWA threshold	USD 60 bn	
	Leverage exposure threshold	USD 290 bn	
	Return on regulatory capital†	10-15%	
SRU	Pre-tax loss 2018	~USD 1.4 bn	
	Pre-tax loss 2019	~USD 0.5 bn[2] ↓	
	RWA excl. Op Risk	USD 11 bn[2]	
	Leverage exposure	USD 40 bn[2]	

Note: Adjusted results are non-GAAP financial measures *, † See Appendix

1 Targeted for 2019 2 SRU program will be economically completed by end-2018; residual operations and assets to be absorbed into the rest of Group from 2019 onwards

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16

 New Group financial objectives for 2019 and 2020  Costs  Funding  Capital  Dividend  Targets  Group  Reported RoTE‡  Net savings / operating cost base*  CET1 ratio  Intend to increase RoTE to 10-11% by 2019 and 11-12% by 2020Increasing RoTE to drive higher tangible book value per share (TBVPS)  Intend to operate at a cost base of CHF 16.5 bn – CHF 17.0 bn between 2019-20201  Intend to operate at >12.5% pre Basel III reforms  Note: Adjusted results are non-GAAP financial measures. RoTE (a non-GAAP financial measure) on a reported basis1 Operating within the range, subject to market conditions and investment opportunities *, ‡ See Appendix  RoTE  Capital distribution  Return 50% of net income earned cumulatively in 2019 and 2020 to shareholders primarily through share buybacks or special dividend

 Appendix  November 30, 2017  18

Target RoTE of 10-11% for 2019; 11-12% for 2020

Adjusted return on regulatory capital† / return on tangible equity based on CHF



6%
~4%
~1.5-2.0%
~2%
At minimum RoRC targets
~13-14%
Tangible equity in excess of regulatory requirements⁴
10-11%
11-12%
Adj. RoRC 9M17
Completion of SRU / legal entity program 1
WM & Connected businesses 2
Markets businesses 3
Adj. RoRC 2019E
Bridge to RoTE
RoTE 2019 Target
RoTE 2020 Target

Note: Illustrative path. RoTE (a non-GAAP financial measure) on a reported basis. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix
† See Appendix 1 SRU program will be economically completed by end-2018; residual operations and assets to be absorbed into the rest of Group from 2019 onwards 2 SUB, IWM and APAC WM&C at 2018 adjusted PTI targets plus IBCM at minimum adjusted RoRC target of 15% in both 2018 and 2019 equals ~1.5% 3 Global Markets and APAC Markets 4 Includes tax difference between adj. RoRC and return on tangible equity

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19

Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

Reconciliation tables (1/4)

	Group in CHF mn		Core in CHF mn		SUB, IWM and APAC WM&C in CHF mn	
	9M17	9M16	9M17	9M16	9M17	9M16
Net revenues reported	**15,711**	**15,142**	**16,446**	**16,211**	**9,521**	**9,103**
Fair value on own debt	-	-	-	-	-	-
Real estate gains	-	(346)	-	(346)	-	(346)
(Gains)/losses on business sales	(15)	56	23	52	-	-
Net revenues adjusted	**15,696**	**14,852**	**16,469**	**15,917**	**9,521**	**8,757**
Provision for credit losses	**167**	**177**	**138**	**94**	**81**	**77**
Total operating expenses reported	**13,892**	**15,028**	**12,976**	**13,316**	**6,527**	**6,266**
Goodwill impairment	-	-	-	-	-	-
Restructuring expenses	(318)	(491)	(279)	(371)	(131)	(110)
Major litigation provisions	(238)	(306)	(59)	12	(59)	19
Total operating expenses adjusted	**13,336**	**14,231**	**12,638**	**12,957**	**6,337**	**6,175**
Pre-tax income/(loss) reported	**1,652**	**(63)**	**3,332**	**2,801**	**2,913**	**2,760**
Total adjustments	541	507	361	65	190	(255)
Pre-tax income/(loss) adjusted	**2,193**	**444**	**3,693**	**2,866**	**3,103**	**2,505**

CS Group in CHF mn

	3Q17	2Q17	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15	4Q14	3Q14	2Q14	1Q14	9M17	2016	2015
Total operating expenses reported	**4,540**	**4,541**	**4,812**	**7,309**	**5,119**	**4,937**	**4,972**	**10,518**	**5,023**	**5,248**	**5,106**	**5,406**	**5,181**	**6,790**	**5,052**	**13,892**	**22,337**	**25,895**
Goodwill impairment	-	-	-	-	-	-	-	(3,797)	-	-	-	-	-	-	-	-	-	(3,797)
Restructuring expenses	(112)	(69)	(137)	(49)	(145)	(91)	(255)	(355)	-	-	-	-	-	-	-	(318)	(540)	(355)
Major litigation provisions	(108)	(31)	(97)	(2,401)	(306)	-	-	(563)	(204)	(63)	10	(393)	(290)	(1,711)	(42)	(238)	(2,707)	(820)
Debit valuation adjustments (DVA)	(20)	(17)	(26)	-	-	-	-	-	-	-	-	-	-	-	-	(63)	-	-
Certain accounting changes	(49)	(53)	(25)	-	-	-	-	-	-	-	-	-	-	-	-	(125)	-	-
Total operating expenses adjusted	**4,251**	**4,371**	**4,527**	**4,859**	**4,668**	**4,846**	**4,717**	**5,803**	**4,819**	**5,185**	**5,116**	**5,013**	**4,891**	**5,079**	**5,010**	**13,148**	**19,090**	**20,923**
FX adjustment	106	101	69	70	120	70	33	-	62	137	120	(54)	55	161	189	277	292	319
FX neutral total operating expenses adjusted	**4,357**	**4,472**	**4,596**	**4,929**	**4,788**	**4,916**	**4,750**	**5,803**	**4,881**	**5,322**	**5,236**	**4,959**	**4,946**	**5,240**	**5,199**	**13,425**	**19,382**	**21,242**

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20

Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

Reconciliation tables (2/4)

SUB in CHF mn

	3Q17	2Q17	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15	9M17	9M16	9M15	2016	2015
Net revenues reported	1,319	1,405	1,354	1,399	1,667	1,337	1,356	1,495	1,364	1,462	1,400	4,078	4,360	4,226	5,759	5,721
Real estate gains	-	-	-	(20)	(346)	-	-	(72)	-	(23)	-	-	(346)	(23)	(366)	(95)
(Gains)/losses on business sales	-	-	-	-	-	-	-	(23)	-	-	-	-	-	-	-	(23)
Net revenues adjusted	1,319	1,405	1,354	1,379	1,321	1,337	1,356	1,400	1,364	1,439	1,400	4,078	4,014	4,203	5,393	5,603
Provision for credit losses	14	36	10	34	30	9	6	43	39	33	23	60	45	95	79	138
Total operating expenses reported	879	867	940	983	879	875	918	1,088	925	961	934	2,686	2,672	2,820	3,655	3,908
Goodwill impairment	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Restructuring expenses	(13)	4	(52)	3	(19)	(4)	(40)	(42)	-	-	-	(61)	(63)	-	(60)	(42)
Major litigation provisions	(9)	(6)	(27)	(19)	-	-	-	(25)	-	-	-	(42)	-	-	(19)	(25)
Total operating expenses adjusted	857	865	861	967	860	871	878	1,021	925	961	934	2,583	2,609	2,820	3,576	3,841
Pre-tax income/(loss) reported	426	502	404	382	758	453	432	364	400	468	443	1,332	1,643	1,311	2,025	1,675
Total adjustments	22	2	79	(4)	(327)	4	40	(28)	-	(23)	-	103	(283)	(23)	(287)	(51)
Pre-tax income/(loss) adjusted	448	504	483	378	431	457	472	336	400	445	443	1,435	1,360	1,288	1,738	1,624

SUB PC in CHF mn / **SUB C&IC** in CHF mn

	SUB PC 9M17	SUB PC 9M16	SUB PC 9M15	SUB C&IC 9M17	SUB C&IC 9M16	SUB C&IC 9M15
Net revenues reported	2,171	2,509	2,356	1,907	1,851	1,870
Real estate gains	-	(346)	(23)	-	-	-
(Gains)/losses on business sales	-	-	-	-	-	-
Net revenues adjusted	2,171	2,163	2,333	1,907	1,851	1,870
Provision for credit losses	32	29	35	28	16	60
Total operating expenses reported	1,550	1,558	1,746	1,136	1,114	1,074
Goodwill impairment	-	-	-	-	-	-
Restructuring expenses	(54)	(54)	-	(7)	(9)	-
Major litigation provisions	(4)	-	-	(38)	-	-
Total operating expenses adjusted	1,492	1,504	1,746	1,091	1,105	1,074
Pre-tax income/(loss) reported	589	922	575	743	721	736
Total adjustments	58	(292)	(23)	45	9	-
Pre-tax income/(loss) adjusted	647	630	552	788	730	736

IWM in CHF mn

	3Q17	2Q17	1Q17	9M17	4Q16	3Q16	2Q16	1Q16	9M16	9M15	2016	2015
Net revenues reported	1,262	1,264	1,221	3,747	1,299	1,081	1,145	1,173	3,399	3,379	4,698	4,552
Real estate gains	-	-	-	-	(54)	-	-	-	-	-	(54)	-
(Gains)/losses on business sales	-	-	-	-	-	-	-	-	-	-	-	(11)
Net revenues adjusted	1,262	1,264	1,221	3,747	1,245	1,081	1,145	1,173	3,399	3,379	4,644	4,541
Provision for credit losses	3	8	2	13	6	0	16	(2)	14	12	20	5
Total operating expenses reported	904	891	928	2,723	962	836	884	875	2,595	2,620	3,557	3,824
Goodwill impairment	-	-	-	-	-	-	-	-	-	-	-	-
Restructuring expenses	(16)	(7)	(36)	(59)	(16)	(15)	(15)	(8)	(38)	-	(54)	(36)
Major litigation provisions	(11)	(6)	-	(17)	(7)	19	-	-	19	(40)	12	(268)
Total operating expenses adjusted	877	878	892	2,647	939	840	869	867	2,576	2,580	3,515	3,520
Pre-tax income/(loss) reported	355	365	291	1,011	331	245	245	300	790	747	1,121	723
Total adjustments	27	13	36	76	(31)	(4)	15	8	19	40	(12)	293
Pre-tax income/(loss) adjusted	382	378	327	1,087	300	241	260	308	809	787	1,109	1,016

IWM AM in CHF mn

	9M17	9M16	9M15
Net revenues reported	1,067	946	963
Real estate gains	-	-	-
(Gains)/losses on business sales	-	-	-
Net revenues adjusted	1,067	946	963
Provision for credit losses	-	-	-
Total operating expenses reported	844	769	816
Goodwill impairment	-	-	-
Restructuring expenses	(23)	(2)	-
Major litigation provisions	-	-	-
Total operating expenses adjusted	821	767	816
Pre-tax income/(loss) reported	223	177	147
Total adjustments	23	2	-
Pre-tax income/(loss) adjusted	246	179	147

CREDIT SUISSE

November 30, 2017 21

Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

Reconciliation tables (3/4)

	APAC in CHF mn		APAC WM&C in CHF mn					APC Mkts in USD mn	
	9M17	9M16	9M17	9M16	9M15	2016	2015	3Q17	3Q16
Net revenues reported	2,619	2,735	1,696	1,344	1,139	1,904	1,506	354	449
Real estate gains	-	-	-	-	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	-	-	-	-	-	-
Net revenues adjusted	2,619	2,735	1,696	1,344	1,139	1,904	1,506	354	449
Provision for credit losses	8	15	8	18	32	29	31	-	-
Total operating expenses reported	2,058	2,098	1,118	999	876	1,386	1,643	308	391
Goodwill impairment	-	-	-	-	-	-	(446)	-	-
Restructuring expenses	(40)	(34)	(11)	(9)	-	(14)	(1)	(6)	(16)
Major litigation provisions	-	-	-	-	-	-	(6)	-	-
Total operating expenses adjusted	2,018	2,064	1,107	990	876	1,372	1,190	302	375
Pre-tax income/(loss) reported	553	622	570	327	231	489	(168)	46	58
Total adjustments	40	34	11	9	-	14	453	6	16
Pre-tax income/(loss) adjusted	593	656	581	336	231	503	285	52	74

	IBCM in USD mn						GM in USD mn				
	9M17	9M16	2016	2015	LTM 3Q17	LTM 3Q16	9M17	9M16	LTM 3Q17	2016	2015
Net revenues reported	1,609	1,432	2,001	1,857	2,178	1,850	4,483	4,319	5,739	5,575	7,124
Real estate gains	-	-	-	-	-	-	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	-	-	-	-	-	-	-	-
Net revenues adjusted	1,609	1,432	2,001	1,857	2,178	1,850	4,483	4,319	5,739	5,575	7,124
Provision for credit losses	32	21	20	-	31	21	24	(1)	21	(4)	11
Total operating expenses reported	1,309	1,291	1,713	2,170	1,731	2,193	3,801	4,272	5,051	5,522	9,004
Goodwill impairment	-	-	-	(384)	-	(384)	-	-	-	-	(2,690)
Restructuring expenses	(29)	(35)	(29)	(22)	(23)	(57)	(81)	(206)	(95)	(220)	(97)
Major litigation provisions	-	-	-	-	-	-	-	(7)	-	(7)	(240)
Total operating expenses adjusted	1,280	1,256	1,684	1,764	1,708	1,752	3,720	4,059	4,956	5,295	5,977
Pre-tax income/(loss) reported	268	120	268	(313)	416	(364)	658	48	667	57	(1,891)
Total adjustments	29	35	29	406	23	441	81	213	95	227	3,207
Pre-tax income/(loss) adjusted	297	155	297	93	439	77	739	261	762	284	1,136

CREDIT SUISSE
November 30, 2017
22

Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

Reconciliation tables (4/4)

	SRU in USD mn					SRU in CHF mn	
	9M17	9M16	9M15	2016	2015	9M17	9M16
Net revenues reported	**(752)**	**(1,087)**	**682**	**(1,285)**	**557**	**(735)**	**(1,069)**
Real estate gains	-	-	-	(4)	-	-	-
(Gains)/losses on business sales	(39)	5	-	6	-	(38)	4
Net revenues adjusted	**(791)**	**(1,082)**	**682**	**(1,283)**	**557**	**(773)**	**(1,065)**
Provision for credit losses	**28**	**87**	**39**	**115**	**138**	**29**	**83**
Total operating expenses reported	**937**	**1,743**	**2,026**	**4,353**	**3,130**	**916**	**1,712**
Goodwill impairment	-	-	-	-	-	-	-
Restructuring expenses	(40)	(122)	-	(123)	(158)	(39)	(120)
Major litigation provisions	(184)	(324)	(37)	(2,646)	(295)	(179)	(318)
Total operating expenses adjusted	**713**	**1,297**	**1,989**	**1,584**	**2,677**	**698**	**1,274**
Pre-tax income/(loss) reported	**(1,717)**	**(2,917)**	**(1,383)**	**(5,753)**	**(2,711)**	**(1,680)**	**(2,864)**
Total adjustments	185	451	37	2,771	453	180	442
Pre-tax income/(loss) adjusted	**(1,532)**	**(2,466)**	**(1,346)**	**(2,982)**	**(2,258)**	**(1,500)**	**(2,422)**

CREDIT SUISSE

November 30, 2017 23

Notes (1/2)

General notes

- For reconciliation of **adjusted to reported results**, refer to the appendix of this Investor Day 2017 presentation. Throughout the presentation rounding differences may occur
- Unless otherwise noted, all **CET1 ratio**, **Tier 1 leverage ratio**, **risk-weighted assets** and **leverage exposure** figures shown in this presentation are as of the end of the respective period and on a "look-through" basis
- **Gross and net margins** are shown in basis points
  Gross margin = adj. net revenues annualized / average AuM; net margin = adj. pre-tax income annualized / average AuM
- **Mandates penetration** reflects advisory and discretionary mandates as percentage of total AuM

Specific notes

* Our cost savings program is measured using adjusted operating expenses at constant FX rates. "Adjusted operating expenses at constant FX rates" and "adjusted non-compensation operating expenses at constant FX rates" include adjustments as made in all our disclosures for restructuring expenses, major litigation expenses and a goodwill impairment taken in 4Q15 as well as adjustments for certain accounting changes (which had not been in place at the launch of the cost savings program), debit valuation adjustments (DVA) related volatility and for FX, applying the following main currency exchange rates for
1Q15: USD/CHF 0.9465, EUR/CHF 1.0482, GBP/CHF 1.4296, 2Q15: USD/CHF 0.9383, EUR/CHF 1.0418, GBP/CHF 1.4497,
3Q15: USD/CHF 0.9684, EUR/CHF 1.0787, GBP/CHF 1.4891, 4Q15: USD/CHF 1.0010, EUR/CHF 1.0851, GBP/CHF 1.5123,
1Q16: USD/CHF 0.9928, EUR/CHF 1.0941, GBP/CHF 1.4060, 2Q16: USD/CHF 0.9756, EUR/CHF 1.0956, GBP/CHF 1.3845,
3Q16: USD/CHF 0.9728, EUR/CHF 1.0882, GBP/CHF 1.2764, 4Q16: USD/CHF 1.0101, EUR/CHF 1.0798, GBP/CHF 1.2451,
1Q17: USD/CHF 0.9963, EUR/CHF 1.0670, GBP/CHF 1.2464, 2Q17: USD/CHF 0.9736, EUR/CHF 1.0881, GBP/CHF 1.2603,
3Q17: USD/CHF 0.9645, EUR/CHF 1.1413, GBP/CHF 1.2695.
These currency exchange rates are unweighted, i.e. a straight line average of monthly rates. We apply this calculation consistently for the periods under review. Adjusted non-compensation expenses are adjusted operating expenses excluding compensation and benefits. To calculate adjusted non-compensation expenses at constant FX rates, we subtract compensation and benefits (adjusted at constant FX rates in the manner described above) from adjusted operating expenses at constant FX rates.

† Regulatory capital is calculated as the worst of 10% of RWA and 3.5% of leverage exposure. Return on regulatory capital is calculated using (adjusted) income after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure. For the Markets business within the APAC division and for the Global Markets and Investment Banking & Capital Markets divisions, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology to calculate return on regulatory capital.

‡ Return on tangible equity is based on tangible shareholders' equity attributable to shareholders, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity attributable to shareholders as presented in our balance sheet. Management believes that the return on tangible shareholders' equity attributable to shareholders is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired.

For 3Q17, tangible equity excluded goodwill of CHF 4,715 million and other intangible assets of CHF 219 million from total shareholders' equity attributable to shareholders of CHF 43,858 million as presented in our balance sheet.

CREDIT SUISSE November 30, 2017 24

 Notes (2/2)  Abbreviations  Adj. = Adjusted; AI = Artificial Intelligence; AM = Asset Management; AML = Anti-Money Laundering; APAC = Asia Pacific; AT1 = Additional Tier 1; AuM = Assets under Management; BCBS = Basel Committee on Banking Supervision; BIS = Bank for International Settlements; bps = basis points; CAGR = Compound Annual Growth Rate; CCRO = Chief Compliance and Regulatory Affairs Officer; CET1 = Common Equity Tier 1; CIC = Corporate & Institutional Clients; CIF = Customer/Client Information File; Corp. Ctr. = Corporate Center; CVA = Credit Valuation Adjustment; DCM = Debt Capital Markets; EAM = External Asset Manager; ECM = Equity Capital Markets; EM = Emerging Markets; EMEA = Europe, Middle East & Africa; EPS = Earnings Per Share; EQ = Equities; EU = European Union; FICC = Fixed Income, Currencies & Commodities; FINMA = Swiss Financial Market Supervisory Authority; FLP = Fund Linked Products; FRTB = Fundamental Review of the Trading Book; FX = Foreign Exchange; G10 = Group of Ten; GDP = Gross Domestic Product; GM = Global Markets; IBCM = Investment Banking & Capital Markets; IBD = Investment Banking Department; IC = Investment Consultant; IMF = International Monetary Fund; IP = Investor Products; IPO = Initial Public Offering; IRB = Internal Ratings Based; IT = Information Technology; ITS = International Trading Solutions; IWM = International Wealth Management; JV = Joint Venture; LSC = Large Swiss Corporates; M&A = Mergers & Acquisitions; MI = Management Information; Mkts = Markets; NNA = Net new assets; Op Risk = Operational Risk; PB = Private Banking; PC = Private Clients; PEP = Politically Exposed Person; pp = percentage points; PTI = Pre-tax income; PWMC = Private & Wealth Management Clients; RM = Relationship Manager(s); RoRC = Return on Regulatory Capital; RoTE = Return on Tangible Equity; RPA = Robotic Process Automation; RWA = Risk-weighted assets; SA-CCR = Standardized Approach to Counterparty Credit Risk; SME = Small and Medium-Sized Enterprises; SMG = Systematic Market-Making Group; SoW = Share of Wallet; SRU = Strategic Resolution Unit; SUB = Swiss Universal Bank; TBTF = Too Big To Fail; TBVS = Tangible Book Value per Share; (U)HNW(I) = (Ultra) High Net Worth (Individuals); VaR = Value-at-Risk; VIX = Volatility Index; WM = Wealth Management; WM&C = Wealth Management & Connected; YoY = Year over year; YTD = Year to Date

 Credit Suisse Investor Day 2017Global MarketsBrian Chin  November 30, 2017

   Disclaimer  This material does not purport to contain all of the information that you may wish to consider. This material is not to be relied upon as such or used in substitution for the exercise of independent judgment.Cautionary statement regarding forward-looking statements This presentation contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2016 and in the “Cautionary statement regarding forward-looking information" in our media release relating to Investor Day, published on November 30, 2017 and filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements. In particular, the terms “Estimate”, “Illustrative”, “Ambition”, “Objective”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, ambitions and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, interest rate volatility and levels, global and regional economic conditions, political uncertainty, changes in tax policies, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, this information should not be relied on for any purpose. We do not intend to update these estimates, illustrations, ambitions or goals. We may not achieve the benefits of our strategic initiatives We may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives. Estimates, assumptions and opinionsIn preparing this presentation, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take account of variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this presentation may also be subject to rounding adjustments. All opinions and views constitute judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information. Statement regarding non-GAAP financial measures This presentation also contains non-GAAP financial measures, including adjusted results. Information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP can be found in the Appendix of the CEO and CFO Investor Day presentations, published on November 30, 2017. All Investor Day presentations are available on our website at www.credit-suisse.com. Statement regarding capital, liquidity and leverage As of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (in each case, subject to certain phase-in periods). As of January 1, 2015, the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS), was implemented in Switzerland by FINMA. Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this presentation. Capital and ratio numbers for periods prior to 2013 are based on estimates, which are calculated as if the Basel III framework had been in place in Switzerland during such periods. Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. Beginning in 2015, the Swiss leverage ratio is calculated as Swiss total capital, divided by period-end leverage exposure. The look-through BIS tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by end-period leverage exposure.SourcesCertain material in this presentation has been prepared by Credit Suisse on the basis of publicly available information, internally developed data and other third-party sources believed to be reliable. Credit Suisse has not sought to independently verify information obtained from public and third-party sources and makes no representations or warranties as to accuracy, completeness or reliability of such information.

Global Markets
Equities
Credit Products

Key messages

Key priorities	▪ **Achieve 2018 ambition** of USD 6.0+ bn of net revenues, <USD 4.8 bn of adjusted operating expenses and target of 10-15% adjusted RoRC† ▪ **Fixed Income:** Top 3 player in Credit businesses; Macro offering geared to top GM and Wealth Management (WM) clients ▪ **Equities:** Top 5 full-service player and top non-US bank, while increasing franchise profitability and returns ▪ **Maintain client-focused franchise** with **differentiated offering** to Institutional, Corporate and WM clients
Progress since last Investor Day	▪ **Well positioned for 2018 ambition** ▪ Successfully **restructured Global Markets division**, while maintaining franchise strengths and improving profitability ▪ **Progressing strategy** and evolving the business model and positioning for the future
Way forward	▪ **Talent** – Attract, retain and develop top performers ▪ **Collaboration** – Product engine for Wealth Management clients in IWM and SUB, partnership with APAC and IBCM ▪ **Capital allocation** – Disciplined approach to dynamically allocating capital to service clients and maximize revenues ▪ **Cost optimization** – Continue to improve efficiency and operating leverage

Note: Adjusted results are non-GAAP financial measures
† See Appendix

CREDIT SUISSE
November 30, 2017
3

Global Markets
Equities
Credit Products

GM franchise remains strong

Global Markets products

Fixed Income Products	#1	Asset Finance franchise since 2013[1]
	Top 3	Global Institutional Loans and High Yield franchise since 2012[2]
	#1	US Institutional Loan underwriter[3]
Equities Products	Top 4	Client ranking in Global Cash since 2007[4]
	Top 4	Global Prime Brokerage since 2012[5]
	#1	Initial Public Offering for 3Q17[2]

Recent awards

- Structured Products Bank of the Year
- Most Innovative Investment Bank for Leveraged Finance, Securitization & Emerging Markets
- Structured Products House of the Year, 2017
- Algo Provider of the Year for AES FX service

Global Markets client landscape

***GM coverage of top asset managers** (AuM> USD 250 bn)[6]*


96%
Represents USD 57 tn of AuM

***GM coverage of top US hedge funds** (AuM >USD 10 bn)[7]*


98%
Represents USD 1 tn of AuM

1 Thomson Reuters 2 Dealogic as of September 30, 2017; includes AMER and EMEA 3 Dealogic as of September 30, 2017 4 Third Party Competitive Analysis 5 Based on level of Hedge Fund AuM with Prime Broker from Hedge Fund Intelligence / Absolute Return / EuroHedge 6 P&I. Represents asset managers with AUM> USD 250 bn as of FY 2016. 7 HFM Billion Dollar List. Represent US Hedge funds with AUM >USD 10 bn as of July 1, 2017

Credit Suisse
November 30, 2017
4

 Market environment  Volatility (VIX)1  1 Thomson Reuters and Factset 2 Represents year-end OIS 3 Credit Suisse Research  Average  US Fed rates expectation2,3 in %  US High Yield / Inv. Grade spreads3 in bps  Global Markets  Equities  Credit Products  CS US Liquid IG Spreads  CS US Liquid HY Spreads  Min =Avg =Max =  9 (Nov 2017)1648 (Aug 2011)    2011  2012  2013  2014  2015  2016  2017  1Q16  2Q16  3Q16  4Q16  1Q17  2Q17  3Q17  3Q17  1Q16  2Q16  2Q17  1Q17  4Q16  3Q16        2017  2018  2019  2017 Avg. ~11

 On track for 2018 ambition: Positive operating leverage &earnings power…  Global Markets  Equities  Credit Products  Full Year results in USD bn  Adjusted net revenues1  Adjusted results are non-GAAP financial measures. A reference to the reconciliation to reported results is included in the Appendix; 1 Excludes SMG revenues of USD 160 mn in 9M16, USD -10 mn in 9M17, USD 172 mn in 2016 and USD 2 mn in LTM 2017 2 Thomson Reuters and Factset  LTM(as of Sep 30, 2017)  2018 Ambition  4.2  4.5  4.1  3.7  -8%  Adjusted operating expenses  9M16  9M17  +8%  9M results in USD bn  6.0+  YoY   -31%  Market conditions  <4.8  2016  VIX (Average)2  16.4  11.4  12.1  15.8        ?

 …coupled with higher quality revenues  1 Total revenues excluding SMG revenues of USD 321 mn in 9M15, USD -10 mn in 9M17 and GM Other revenues  Global Markets Value-at-Risk average one-day, 98% risk management VaR in CHF mn  Revenue mix1  Global Markets  Equities  Credit Products  -51%  Financing  Trading

 Driving opportunity through collaboration   Structured products penetration of Private Banking clients1  International Trading Solutions: Increased collaboration  1 McKinsey private banking survey, 2016; reflects the share of structured products and retail products as percent of AuM 2 Based on GM revenues from International Wealth Management and Swiss Universal Bank clients  Global Markets  Equities  Credit Products  Growth opportunity  in % of AuM  2.9x  3Q16  3Q17  CS Wealth Management client revenues2  Revenue growth  1.3x

 Credit Suisse Investor Day 2017Global MarketsMike Stewart, Head of Equities

Global Markets
Equities
Credit Products

Equities – A full service business with broad capabilities


Clients
Equity Derivatives
Flow
Corporate / UHNWI
Structured
Cash
Origination/ Capital Markets
High touch Trading
Program Trading
Electronic Trading
Prime
Margin Financing & Securities Lending
Index & Flow Swaps (incl. ETFs)
Clearing and Execution
Research
HOLT
Equity Strategy
Single Stock Coverage
Convertible Bonds
Origination
Trading

500+ mn shares
US listed shares traded per day

2,500+ clients
Actively covered

>5,000
Research notes published per year

1,500+ stocks
Covered by Equity Research

~20,000 stocks
Covered in HOLT

700+ clients
On AES platform

CREDIT SUISSE
November 30, 2017
10

 Equities franchise: Early impressions  Global Markets  Equities  Credit Products  Ambition: Top 5 full-service player and top non-US bank, while increasing profitability and returns  …capturing share is key to growing our top-line  ...significant upside in collaboration  …maintaining competitive edge in electronic and content   …focus on operational leverage to drive profitability   Tenured team with strong brand and institutional client franchise  Wealth Management clients are critical  Long history of innovation   Industry continues to evolve with muted growth expectations

 Targeting growth with core client base  Wealth Management  Core Institutional  Corporate & Sponsors  Cash Equities  Equity Derivatives  Prime Services                  Global Markets  Equities  Credit Products  Partner with select clients to provide access products, grow wallet share and drive higher returns    SUB  IWM  APAC  GM  IBCM  Client Type  Credit SuisseChannel  Products    Collaboration focus      GM  APAC  SUB

Global Markets
Equities
Credit Products

Creating win-win solutions for clients and the franchise

Determine client demand → Develop client solution → Distribute

Client needs | **Client channels**

Wealth Management clients
- SUB
- IWM
- APAC

Core Institutional clients
- GM
- APAC
- SUB

Product development & manufacturing

International Trading Solutions (ITS)

EQ Derivatives	Fixed Income Products
▪ Flow ▪ Structured – Payoffs – FLP Financing – Quantitative Investor Solutions	▪ Structured Credit / Financing ▪ Macro / Rates / FX ▪ Emerging Markets ▪ Swiss Markets

SUB & IWM Product & Advisory Specialists

Distribution & syndication

IWM | SUB
- Relationship Managers
- Advisory and Sales

ITS Sales

ITS Sales

CREDIT SUISSE
November 30, 2017
13

 Credit Suisse Investor Day 2017Global MarketsDavid Miller, Head of Credit

Global Markets
Equities
Credit Products

Credit – Long standing history providing value-added solutions to clients


Asset Finance Origination
Leveraged Finance Origination
Client Financing
Investment Grade Origination
Agency Sales & Trading
Securitized Products
Clients
Global Credit Products
Investment Grade Sales & Trading
Private Label Sales & Trading
Leveraged Finance Sales and Trading
Mortgage Servicing
Client Financing

#1 Sponsor-backed institutional loan franchise

#1 US high yield issuance for sponsor-backed financing

Structuring lead on 72%
of all Securitized Products lead assignments

>75% Participation rate
Top acquisition financing deals

Top 2
Best algo trading platform (CSLiveEx Algo)

#7 largest client
is CS Asset Management and Wealth Management

#1 in Asset class diversification on Securitized Products lead assignments
(14 Asset types originated)

Source: Dealogic, MarketAxess and Thomson Reuters

CREDIT SUISSE
November 30, 2017
15

 Strong Credit franchise: Maintaining share with clients  Recent awards  Structured Products Bank of the Year  Most Innovative Investment Bank for Leveraged Finance, Securitization and Emerging Markets  Credit Derivatives House of the Year  Credit share of wallet  Global Markets  Equities  Credit Products  1 Dealogic as of September 30, 2017 2 Thomson Reuters as of September 30, 2017 3 As of September 30, 2017. Excludes non-officers. Years rounded up to nearest integer  Credit team tenure3 average  1  1  1  2  1  1  1  1  1  2  3  3  Americas Institutional Loan1  Americas Leveraged Finance1  Global Leveraged Finance1  Securitized Products All US Securitizations2  2014  2015  2016  3Q17  1  2  3  3  Securitized Products US RMBS2  1  1  1  1  Credit Management Team Average Industry Experience  20+years

 Improved risk profile and reduced revenue volatility   Credit Value-at-risk2 average one-day, 98% risk management VaR in USD mn  Note: Credit includes Global Credit Products and Securitized Products 1 Excludes Global Credit Products management and treasury 2 FY 2015 represents estimate for VaR pre-GMAR restatement  Credit revenue mix1   Global Markets  Equities  Credit Products  Financing  Trading  -61%

 Market outlook  Global Private Equity dry powder1 in USD bn  Market opportunities   Source: Preqin, Federal Bank of New York 1 Undrawn Private Equity commitments 2 As of November 2017  Global Markets  Equities  Credit Products  US Household Debt in USD tn  US Household Debt Service Ratio in %  +69%  Buyout  Other Private Equity      2

 Global Market 2017 estimate and 2018 target  1 Net revenues excluding SMG revenues of USD 172 mn in 2016 and USD -10 mn for 9M172 2017 estimate based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2017 may differ from any estimates† See Appendix  ~5.7  Net revenues estimate1 in USD bn  Adjusted RoRC† based on USD  2018 Target return on regulatory capital†: 10 – 15%    Global Markets  Equities  Credit Products  2  5.4  6.0+

 Appendix  November 30, 2017  20

Notes (1/2)

General notes

- For reconciliation of **adjusted to reported results**, refer to the Appendix of either the CEO or CFO Investor Day 2017 presentation. Throughout the presentation rounding differences may occur
- Unless otherwise noted, all **CET1 ratio**, **Tier 1 leverage ratio**, **risk-weighted assets** and **leverage exposure** figures shown in this presentation are as of the end of the respective period and on a "look-through" basis
- **Gross and net margins** are shown in basis points
  Gross margin = adj. net revenues annualized / average AuM; net margin = adj. pre-tax income annualized / average AuM
- **Mandates penetration** reflects advisory and discretionary mandates as percentage of total AuM

Specific notes

* Our cost savings program is measured using adjusted operating expenses at constant FX rates. "Adjusted operating expenses at constant FX rates" and "adjusted non-compensation operating expenses at constant FX rates" include adjustments as made in all our disclosures for restructuring expenses, major litigation expenses and a goodwill impairment taken in 4Q15 as well as adjustments for certain accounting changes (which had not been in place at the launch of the cost savings program), debit valuation adjustments (DVA) related volatility and for FX, applying the following main currency exchange rates for
1Q15: USD/CHF 0.9465, EUR/CHF 1.0482, GBP/CHF 1.4296, 2Q15: USD/CHF 0.9383, EUR/CHF 1.0418, GBP/CHF 1.4497,
3Q15: USD/CHF 0.9684, EUR/CHF 1.0787, GBP/CHF 1.4891, 4Q15: USD/CHF 1.0010, EUR/CHF 1.0851, GBP/CHF 1.5123,
1Q16: USD/CHF 0.9928, EUR/CHF 1.0941, GBP/CHF 1.4060, 2Q16: USD/CHF 0.9756, EUR/CHF 1.0956, GBP/CHF 1.3845,
3Q16: USD/CHF 0.9728, EUR/CHF 1.0882, GBP/CHF 1.2764, 4Q16: USD/CHF 1.0101, EUR/CHF 1.0798, GBP/CHF 1.2451,
1Q17: USD/CHF 0.9963, EUR/CHF 1.0670, GBP/CHF 1.2464, 2Q17: USD/CHF 0.9736, EUR/CHF 1.0881, GBP/CHF 1.2603,
3Q17: USD/CHF 0.9645, EUR/CHF 1.1413, GBP/CHF 1.2695.
These currency exchange rates are unweighted, i.e. a straight line average of monthly rates. We apply this calculation consistently for the periods under review. Adjusted non-compensation expenses are adjusted operating expenses excluding compensation and benefits. To calculate adjusted non-compensation expenses at constant FX rates, we subtract compensation and benefits (adjusted at constant FX rates in the manner described above) from adjusted operating expenses at constant FX rates.

† Regulatory capital is calculated as the worst of 10% of RWA and 3.5% of leverage exposure. Return on regulatory capital is calculated using (adjusted) income after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure. For the Markets business within the APAC division and for the Global Markets and Investment Banking & Capital Markets divisions, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology to calculate return on regulatory capital.

CREDIT SUISSE
November 30, 2017
21

 Notes (2/2)  Abbreviations  Adj. = Adjusted; AI = Artificial Intelligence; AM = Asset Management; AML = Anti-Money Laundering; APAC = Asia Pacific; AT1 = Additional Tier 1; AuM = Assets under Management; BCBS = Basel Committee on Banking Supervision; BIS = Bank for International Settlements; bps = basis points; CAGR = Compound Annual Growth Rate; CCRO = Chief Compliance and Regulatory Affairs Officer; CET1 = Common Equity Tier 1; CIC = Corporate & Institutional Clients; CIF = Customer/Client Information File; Corp. Ctr. = Corporate Center; CVA = Credit Valuation Adjustment; DCM = Debt Capital Markets; EAM = External Asset Manager; ECM = Equity Capital Markets; EM = Emerging Markets; EMEA = Europe, Middle East & Africa; EPS = Earnings Per Share; EQ = Equities; EU = European Union; FICC = Fixed Income, Currencies & Commodities; FINMA = Swiss Financial Market Supervisory Authority; FLP = Fund Linked Products; FRTB = Fundamental Review of the Trading Book; FX = Foreign Exchange; G10 = Group of Ten; GDP = Gross Domestic Product; GM = Global Markets; IBCM = Investment Banking & Capital Markets; IBD = Investment Banking Department; IC = Investment Consultant; IMF = International Monetary Fund; IP = Investor Products; IPO = Initial Public Offering; IRB = Internal Ratings Based; IT = Information Technology; ITS = International Trading Solutions; IWM = International Wealth Management; JV = Joint Venture; LSC = Large Swiss Corporates; M&A = Mergers & Acquisitions; MI = Management Information; Mkts = Markets; NNA = Net new assets; Op Risk = Operational Risk; PB = Private Banking; PC = Private Clients; PEP = Politically Exposed Person; pp = percentage points; PTI = Pre-tax income; PWMC = Private & Wealth Management Clients; RM = Relationship Manager(s); RoRC = Return on Regulatory Capital; RoTE = Return on Tangible Equity; RPA = Robotic Process Automation; RWA = Risk-weighted assets; SA-CCR = Standardized Approach to Counterparty Credit Risk; SME = Small and Medium-Sized Enterprises; SMG = Systematic Market-Making Group; SoW = Share of Wallet; SRU = Strategic Resolution Unit; SUB = Swiss Universal Bank; TBTF = Too Big To Fail; TBVS = Tangible Book Value per Share; (U)HNW(I) = (Ultra) High Net Worth (Individuals); VaR = Value-at-Risk; VIX = Volatility Index; WM = Wealth Management; WM&C = Wealth Management & Connected; YoY = Year over year; YTD = Year to Date

 Credit Suisse Investor Day 2017Asia PacificHelman Sitohang  November 30, 2017

   Disclaimer  This material does not purport to contain all of the information that you may wish to consider. This material is not to be relied upon as such or used in substitution for the exercise of independent judgment.Cautionary statement regarding forward-looking statements This presentation contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2016 and in the “Cautionary statement regarding forward-looking information" in our media release relating to Investor Day, published on November 30, 2017 and filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements. In particular, the terms “Estimate”, “Illustrative”, “Ambition”, “Objective”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, ambitions and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, interest rate volatility and levels, global and regional economic conditions, political uncertainty, changes in tax policies, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, this information should not be relied on for any purpose. We do not intend to update these estimates, illustrations, ambitions or goals. We may not achieve the benefits of our strategic initiatives We may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives. Estimates, assumptions and opinionsIn preparing this presentation, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take account of variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this presentation may also be subject to rounding adjustments. All opinions and views constitute judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information. Statement regarding non-GAAP financial measures This presentation also contains non-GAAP financial measures, including adjusted results. Information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP can be found in the Appendix of the CEO and CFO Investor Day presentations, published on November 30, 2017. All Investor Day presentations are available on our website at www.credit-suisse.com. Statement regarding capital, liquidity and leverage As of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (in each case, subject to certain phase-in periods). As of January 1, 2015, the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS), was implemented in Switzerland by FINMA. Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this presentation. Capital and ratio numbers for periods prior to 2013 are based on estimates, which are calculated as if the Basel III framework had been in place in Switzerland during such periods. Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. Beginning in 2015, the Swiss leverage ratio is calculated as Swiss total capital, divided by period-end leverage exposure. The look-through BIS tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by end-period leverage exposure.SourcesCertain material in this presentation has been prepared by Credit Suisse on the basis of publicly available information, internally developed data and other third-party sources believed to be reliable. Credit Suisse has not sought to independently verify information obtained from public and third-party sources and makes no representations or warranties as to accuracy, completeness or reliability of such information.

Key messages

Key priorities	▪ Profitable growth and leadership in Wealth Management & Connected activities – **APAC model a differentiator** ▪ Attractive profitability in APAC Markets with strengthened connectivity to wealth activities and global clients
Progress since last Investor Day	▪ **Higher base of profits and assets in WM&C** – 9M17 YoY: Net revenues +26%, adj. pre-tax income +73%, assets under management +13% ▪ **Targeted resource reduction and repositioning in Markets** – 3Q17 YoY[1]: Adj. total operating expenses -19%, leverage exposure -13%, risk-weighted assets -22% ▪ **Leadership in key client franchises**[2] – Private Banking, Equity Derivatives, Advisory & Underwriting
Way forward	▪ Grow client activities ▪ Drive collaboration with other divisions ▪ Maintain strong risk and controls ▪ Attract the best talent

The Entrepreneurs' Bank in Asia Pacific

Note: Adjusted results are non-GAAP financial measures. A reference to the reconciliation to reported results is included in the Appendix
1 in USD 2 Asia Private Banker 2016 excl. Citi PB given focus on retail/affluent; The Asset "Best Equity Derivatives House for Asia" award; Dealogic Quarterly Markets Review, APAC ex-Japan and China Onshore for 9M17

CREDIT SUISSE November 30, 2017 3

Credit Suisse APAC – Integrated model


APAC Wealth Management & Connected (WM&C)
APAC Private Banking
APAC Financing
APAC Advisory & Underwriting
APAC Markets
Cash
Prime Services
Equity Solutions
Fixed Income Solutions

Consistent, profitable growth

- UHNWI / Entrepreneur focus
- Multiple franchise strengths

Reshaped in 2017

- Focus on returns
- Equity derivatives strength

CREDIT SUISSE
November 30, 2017
4

 Capital solutions  Top 3 advisory and underwriting franchise1  Equity Derivatives House of the Year 20162  Family governance and family office advisory; Trust and estate services            Growth Capital  Wealth Preservation / Transfer  2. Expansion  3. Consolidation  4. Succession  Entrepreneurlifecycle  1. Start-up  Wealth Building  Wealth Monetization        Credit Suisse as the Entrepreneurs’ Bank in Asia Pacific      Wealth focus with traditional Private Banking offering  1 Dealogic Quarterly Markets Review, APAC ex-Japan and China Onshore for 9M17 2 Best Equity Derivatives House – Asia by The Asset for the 3rd consecutive year (2014-2016)  Focused strategy provides tailored advisory and solutions

           Advisory and credit facility  Investment in subsidiary  Derivatives  Personal & Family Office  Subsidiary IPO  Client examples    1  Southeast Asia billionaire    Advisory & Underwriting  Private Banking  Markets  2  North Asia billionaire  Corporate & event-driven Financing   Financing        Private & Corporate Lending  Bond issuance  Personal wealth management    Private Banking  Advisory & Underwriting  Financing  DCM distribution & hedging  Markets        3  Global investor & APAC entrepreneur    Entrepreneur  Investor              WM&C  Markets  Adv. & Underw. Division  Private Banking Division  Markets WM&C

 WM&C expected to achieve original 2018 target in 2017;confirming Markets return target  APAC WM&C adjusted pre-tax income in CHF bn  APAC Markets adjusted RoRC† in USD  Adjusted results are non-GAAP financial measures. A reference to the reconciliation to reported results is included in the Appendix1 2017 estimate based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2017 may differ from any estimates 2 Targeted for 2019† See Appendix  Target adjusted return on regulatory capital†: 10 – 15%2  Net revenues estimate 20171 in USD bn  1.17 – 1.20  confirmed    revised    1  Adjusted pre-tax loss for 4Q171 estimated to be broadly in line with the adjusted pre-tax loss in 4Q16  581(9M17)  ~0.7  0.6(9M17)

 Appendix

 Ongoing APAC wealth and business upside  1 UHNWI based on millionaire households with >USD 20 mn private financial wealth. HNWI based on millionaire households with USD 1-20 mn private financial wealth. Source: BCG Wealth Report 2017 2 Estimates by Credit Suisse Research Institute The Family Business Model 2017 3 7% represents AuM for Top 10 PBs (Source: Asia Private Banker) divided by total U/HNWI wealth (Source: BCG Wealth Report 2017)  APAC U/HNWI wealth1 in USD trn  2016 U/HNWI wealth  Asia wealth ownership by generation2  UHNWI  HNWI  Higher demand for tailored solutions across nexus of business and personal wealth  APAC U/HNWI wealth expected to nearly double in next 5 years  Entrepreneurs are central to wealth creation…   …and currently underserved  CAGR: 13%  3

 Credit Suisse in Asia geared to Wealth Management & Connected activities; well positioned to capture wealth-centric growth in the region  APACWM&C  APACMarkets  Note: Based on CHF

Multiple leading franchises that our clients value

Award	Recognition
2016 Asian Private Banker Awards for Distinction	Best Private Bank – Asia
Euromoney Awards for Excellence 2017	Best Bank for Financing, Asia Best Bank for Wealth Management, Asia Best Investment Bank in Indonesia, Singapore, South Korea, Vietnam
Dealogic	Top 3 Advisory & Underwriting[1] (APAC ex-Japan and China Onshore)
Institutional Investor	2017: #1 All-Asia Sales Team Survey 2017: #1 All-Asia Trading Team Survey
The Asset Asian Awards 2016 Triple A	Best Equity Derivatives House – Asia Best Equity House – Asia ex-Japan
AsiaRisk Awards 2017	Quant House of the Year

1 Source: Dealogic Quarterly Markets Review for 9M17

CREDIT SUISSE
November 30, 2017
11

 Advisory & Underwriting strength critical to client dialogue  Share of wallet based rank1    #1  #2  #4  #4  #5  M&A  #1  ECM  #2  DCM  #4  Lev Loans  #2  India  Southeast Asia  Korea  Australia  Greater China  By country/region  By product  1 Internal view based on Dealogic data as of Nov 23, 2017 for addressable CS markets in APAC, and excludes Japan, China A-Shares, and for DCM/Loans reflects G3 currency issuance (USD, Euro, and Japanese Yen); amongst international banks

 Meaningful opportunity with our strategic clients  Note: Internal management view   Deepening penetration  2016 APAC client revenue distribution curve – illustrative   Building scale  Broadening solutions  Revenues by client in 2016  Existing underpenetrated clients  Existing top clients

 Note: Adjusted results are non-GAAP financial measures. A reference to the reconciliation to reported results is included in the Appendix† See Appendix    Higher scale and operating leverage in WM&C   0.9  1.0  1.1  1.1  1.3  1.7  WM&C adjusted results in CHF bn      Net revenues  Pre-tax income  Total operating expenses  Adjusted RoRC†  15%  20%  28%

 AuM steadily growing across the region   APAC PB1 AuMin CHF bn  APAC PB1NNA growth (annualized)  13%  11%  12%  1 APAC PB within WM&C  CAGR (9M15 – 9M17)  +17%

 Broad base of revenue growth and agility to meet clients’ preferences  Net interest income  Recurring commissions and fees  Transaction-based revenues  CAGR (9M15 – 9M17)  APAC PB1 revenuesin CHF bn  +16%  Gross marginin bps  81  86  91  1 APAC PB within WM&C

Integrated APAC Financing platform delivers spectrum of solutions

APAC Financing
within WM&C

Structuring	Risk Management	Distribution

Clients

U/HNWIs	Entrepreneurs
Family Offices	Corporates
Sovereigns	Institutionals

Coverage

APAC Private Banking	APAC Advisory & Underwriting	Other Credit Suisse Divisions

CREDIT SUISSE
November 30, 2017
17

Credit growth at measured pace to key clients

Net loans in CHF bn


36
40
43
2015
2016
9M17

Structured	■ Delivering financing solutions to UHNWIs ■ Focus on event-driven financing ■ Strong activity with Greater China clients
Lombard	■ Stable lending / AuM penetration ■ Lending growth supported by market sentiment ■ Strengthened risk management

CREDIT SUISSE
November 30, 2017
18

APAC Markets business repositioned in 2017

	% of Revenue (9M17)	Ambition	Strategy
Cash	~75%	Top 5	▪ Focus on returns ▪ Execution and content leadership
Prime Services			
Equity Solutions		Top 3	▪ Wealth management connectivity ▪ Extend Equity Derivatives platform
Fixed Income Solutions	~25%	Niche	

CREDIT SUISSE
November 30, 2017
19

 Note: Adjusted results are non-GAAP financial measures. A reference to the reconciliation to reported results is included in the Appendix  Targeted lower resourcing across Markets franchise    -19%  -22%  -13%  3Q17 vs. 3Q16 based on USD

Notes (1/2)

General notes

- For reconciliation of **adjusted to reported results**, refer to the Appendix of either the CEO or CFO Investor Day 2017 presentation. Throughout the presentation rounding differences may occur
- Unless otherwise noted, all **CET1 ratio**, **Tier 1 leverage ratio**, **risk-weighted assets** and **leverage exposure** figures shown in this presentation are as of the end of the respective period and on a "look-through" basis
- **Gross and net margins** are shown in basis points
  Gross margin = adj. net revenues annualized / average AuM; net margin = adj. pre-tax income annualized / average AuM
- **Mandates penetration** reflects advisory and discretionary mandates as percentage of total AuM

Specific notes

* Our cost savings program is measured using adjusted operating expenses at constant FX rates. "Adjusted operating expenses at constant FX rates" and "adjusted non-compensation operating expenses at constant FX rates" include adjustments as made in all our disclosures for restructuring expenses, major litigation expenses and a goodwill impairment taken in 4Q15 as well as adjustments for certain accounting changes (which had not been in place at the launch of the cost savings program), debit valuation adjustments (DVA) related volatility and for FX, applying the following main currency exchange rates for
1Q15: USD/CHF 0.9465, EUR/CHF 1.0482, GBP/CHF 1.4296, 2Q15: USD/CHF 0.9383, EUR/CHF 1.0418, GBP/CHF 1.4497,
3Q15: USD/CHF 0.9684, EUR/CHF 1.0787, GBP/CHF 1.4891, 4Q15: USD/CHF 1.0010, EUR/CHF 1.0851, GBP/CHF 1.5123,
1Q16: USD/CHF 0.9928, EUR/CHF 1.0941, GBP/CHF 1.4060, 2Q16: USD/CHF 0.9756, EUR/CHF 1.0956, GBP/CHF 1.3845,
3Q16: USD/CHF 0.9728, EUR/CHF 1.0882, GBP/CHF 1.2764, 4Q16: USD/CHF 1.0101, EUR/CHF 1.0798, GBP/CHF 1.2451,
1Q17: USD/CHF 0.9963, EUR/CHF 1.0670, GBP/CHF 1.2464, 2Q17: USD/CHF 0.9736, EUR/CHF 1.0881, GBP/CHF 1.2603,
3Q17: USD/CHF 0.9645, EUR/CHF 1.1413, GBP/CHF 1.2695.
These currency exchange rates are unweighted, i.e. a straight line average of monthly rates. We apply this calculation consistently for the periods under review. Adjusted non-compensation expenses are adjusted operating expenses excluding compensation and benefits. To calculate adjusted non-compensation expenses at constant FX rates, we subtract compensation and benefits (adjusted at constant FX rates in the manner described above) from adjusted operating expenses at constant FX rates.

† Regulatory capital is calculated as the worst of 10% of RWA and 3.5% of leverage exposure. Return on regulatory capital is calculated using (adjusted) income after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure. For the Markets business within the APAC division and for the Global Markets and Investment Banking & Capital Markets divisions, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology to calculate return on regulatory capital.

CREDIT SUISSE
November 30, 2017 21

 Notes (2/2)  Abbreviations  Adj. = Adjusted; AI = Artificial Intelligence; AM = Asset Management; AML = Anti-Money Laundering; APAC = Asia Pacific; AT1 = Additional Tier 1; AuM = Assets under Management; BCBS = Basel Committee on Banking Supervision; BIS = Bank for International Settlements; bps = basis points; CAGR = Compound Annual Growth Rate; CCRO = Chief Compliance and Regulatory Affairs Officer; CET1 = Common Equity Tier 1; CIC = Corporate & Institutional Clients; CIF = Customer/Client Information File; Corp. Ctr. = Corporate Center; CVA = Credit Valuation Adjustment; DCM = Debt Capital Markets; EAM = External Asset Manager; ECM = Equity Capital Markets; EM = Emerging Markets; EMEA = Europe, Middle East & Africa; EPS = Earnings Per Share; EQ = Equities; EU = European Union; FICC = Fixed Income, Currencies & Commodities; FINMA = Swiss Financial Market Supervisory Authority; FLP = Fund Linked Products; FRTB = Fundamental Review of the Trading Book; FX = Foreign Exchange; G10 = Group of Ten; GDP = Gross Domestic Product; GM = Global Markets; IBCM = Investment Banking & Capital Markets; IBD = Investment Banking Department; IC = Investment Consultant; IMF = International Monetary Fund; IP = Investor Products; IPO = Initial Public Offering; IRB = Internal Ratings Based; IT = Information Technology; ITS = International Trading Solutions; IWM = International Wealth Management; JV = Joint Venture; LSC = Large Swiss Corporates; M&A = Mergers & Acquisitions; MI = Management Information; Mkts = Markets; NNA = Net new assets; Op Risk = Operational Risk; PB = Private Banking; PC = Private Clients; PEP = Politically Exposed Person; pp = percentage points; PTI = Pre-tax income; PWMC = Private & Wealth Management Clients; RM = Relationship Manager(s); RoRC = Return on Regulatory Capital; RoTE = Return on Tangible Equity; RPA = Robotic Process Automation; RWA = Risk-weighted assets; SA-CCR = Standardized Approach to Counterparty Credit Risk; SME = Small and Medium-Sized Enterprises; SMG = Systematic Market-Making Group; SoW = Share of Wallet; SRU = Strategic Resolution Unit; SUB = Swiss Universal Bank; TBTF = Too Big To Fail; TBVS = Tangible Book Value per Share; (U)HNW(I) = (Ultra) High Net Worth (Individuals); VaR = Value-at-Risk; VIX = Volatility Index; WM = Wealth Management; WM&C = Wealth Management & Connected; YoY = Year over year; YTD = Year to Date

 Credit Suisse Investor Day 2017Efficiency & ProductivityPierre-Olivier Bouée, Paul Turrell  November 30, 2017

   Disclaimer  This material does not purport to contain all of the information that you may wish to consider. This material is not to be relied upon as such or used in substitution for the exercise of independent judgment.Cautionary statement regarding forward-looking statements This presentation contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2016 and in the “Cautionary statement regarding forward-looking information" in our media release relating to Investor Day, published on November 30, 2017 and filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements. In particular, the terms “Estimate”, “Illustrative”, “Ambition”, “Objective”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, ambitions and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, interest rate volatility and levels, global and regional economic conditions, political uncertainty, changes in tax policies, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, this information should not be relied on for any purpose. We do not intend to update these estimates, illustrations, ambitions or goals. We may not achieve the benefits of our strategic initiatives We may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives. Estimates, assumptions and opinionsIn preparing this presentation, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take account of variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this presentation may also be subject to rounding adjustments. All opinions and views constitute judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information. Statement regarding non-GAAP financial measures This presentation also contains non-GAAP financial measures, including adjusted results. Information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP can be found in the Appendix of the CEO and CFO Investor Day presentations, published on November 30, 2017. All Investor Day presentations are available on our website at www.credit-suisse.com. Statement regarding capital, liquidity and leverage As of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (in each case, subject to certain phase-in periods). As of January 1, 2015, the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS), was implemented in Switzerland by FINMA. Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this presentation. Capital and ratio numbers for periods prior to 2013 are based on estimates, which are calculated as if the Basel III framework had been in place in Switzerland during such periods. Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. Beginning in 2015, the Swiss leverage ratio is calculated as Swiss total capital, divided by period-end leverage exposure. The look-through BIS tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by end-period leverage exposure.SourcesCertain material in this presentation has been prepared by Credit Suisse on the basis of publicly available information, internally developed data and other third-party sources believed to be reliable. Credit Suisse has not sought to independently verify information obtained from public and third-party sources and makes no representations or warranties as to accuracy, completeness or reliability of such information.

Key messages

Key priorities

- Deliver operating cost base* of <CHF 17 bn by end-2018
- Maintain strong cost discipline and drive the right behaviors to ensure continued cost savings and productivity gains beyond 2018

Progress since last Investor Day

- CHF 1.3 bn net cost* savings estimated to be delivered in 2017[1] bringing total net cost savings achieved since Year-end 2015 to CHF 3.2 bn across all cost types in all Divisions and Corporate Functions
- On track to deliver more than CHF 4.2 bn cumulative net cost* savings since 2015 to end-2018
- Disciplined execution of business exits, wind-downs and rationalizations continuing to be key in delivering on our cost target, while increasing focus on optimization and transformation activities

Way forward

- Drive towards 2018 cost target, including roll-off of Legal Entity Program and wind-down of Strategic Resolution Unit
- Continue investment in technology and digitalization to promote ongoing productivity gains
- Apply front-to-back process optimization to increase both effectiveness and efficiency across the Bank

* See Appendix
1 2017 estimate based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2017 may differ from any estimates

CREDIT SUISSE
November 30, 2017
2

   Reducing 2017 costs to ~CHF 18.0 bn from <CHF 18.5 bn;cost base to reduce further to below CHF 17.0 bn in 2018  Note: Illustrative path. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix 1 2017 estimate based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2017 may differ from any estimates 2 Operating within the range, subject to market conditions and investment opportunities* See Appendix  Target total of >CHF 4.2 bn of net savings by end-2018            2017 cost target of <CHF 18.5 bn  2015 – 2018 cost reduction program* in CHF bn  1  1  2019-2020Adjusted operating expenses: CHF 16.5-17.0 bn2

2015 to 2017 – Estimated net savings of ~CHF 3.2 bn after ~CHF 0.9 bn of investments, predominantly in Wealth Management and connected businesses

Adjusted operating expenses at constant FX rates* in CHF bn



Business exits and right-sizing
Optimization
Business growth
21.2
~ -1.7
~ -0.3
~ -1.0
~ -0.3
~ -0.4
-
~0.1
~0.3
~18.0
2015
SRU
Corp. Ctr.
Global Markets
APAC Markets
SUB
IBCM
IWM
APAC WM&C
2017 Estimate[2]

Estimated gross savings and investments in CHF bn



Adjusted operating expenses at constant FX rates*
21.2
~ -4.1
~0.9
o/w WMC[1]
~0.7
~18.0
2015
Gross savings
Investments
2017 Estimate[2]

Note: Illustrative path. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix
1 Reflects Wealth Management and connected businesses and includes SUB, IWM, APAC WM&C and IBCM
2 2017 estimate based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2017 may differ from any estimates
* See Appendix

CREDIT SUISSE
November 30, 2017
4

 We proactively manage our cost base down    Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix 1 4Q17 estimate based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2017 may differ from any estimates* Measured at constant FX rates, see Appendix  Group adjusted operating expenses* in CHF bn     1Q  2Q  3Q  4Q        Estimated  1

Savings have been achieved across all cost types

Adjusted operating expenses at constant FX rates* in CHF bn



21.2
~18.0
Total
~-15%
~-19%
~-12%
Non-compensation expenses
Compensation expenses
2015
2017 Estimate[1]

Examples

Non-compensation expenses:

- Contingent workers reduced by ~7,400
- Demand Management:
  - Consulting and legal spend reduced by 35%
  - Contractors services lowered by ~30%
  - Market Data optimized by 5% in 2017
- Supplier contracts consolidation by ~50% and vendor panel optimization by ~15%
- Reduction in buildings by 10% of building (14% in square meters)

Compensation expenses:

- Permanent employee footprint reduction of ~1,300
- High cost location reduction of ~2,800
- Increase in Business Delivery Centers by ~1,500

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix
* See Appendix 1 2017 estimate based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2017 may differ from any estimates

CREDIT SUISSE
November 30, 2017
6

 While reducing costs, we have increased our spend in growth, compliance and controls   Note: Illustrative path. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix1 2017 estimate based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2017 may differ from any estimates* See Appendix  Group adjusted operating expense savings at constant FX rates*in CHF bn      1  1

Our focus is to achieve sustainable cost reduction

Effectiveness to drive efficiency	▪ Executing with discipline the agreed strategic decisions ▪ Improving processes/services as way to generate efficiencies across the Group while maintaining a strong risk discipline ▪ Limiting optionality and focusing on prioritization and quality of execution
Transparency to drive accountability	▪ Enhanced Management Information aligned with identified cost drivers to support decision-making ▪ Adopting a front-to-back view on costs ▪ Rigorous tracking of cost savings, financial and non-financial benefits
Collaborative approach	▪ Overall joint partnership on costs across Divisions and Corporate Functions ▪ Active Demand and Supply management ▪ Driving consistent front-to-back approach to optimization of processes and services
Aligned to Group strategy and operating model	▪ Top-down approach (with regular cost reviews at Executive Board level) combined with bottom-up accountability ▪ Divisions and Corporate Functions empowered to drive cost agenda according to their specific requirements ▪ Program execution embedded in the Group's financial governance and business processes ▪ Institutionalize infrastructure and processes to continuously improve cost discipline

CREDIT SUISSE November 30, 2017 8

Key internal levers to achieve sustainable cost reduction

Key internal levers	Areas of focus	
Discontinue redundant processes, activities and applications	Business exits	■ Sale of Private Banking US onshore business, Monaco, Gibraltar ■ Roll-off of Legal Entity Program
	Business rationalization	■ Global Markets Accelerated Restructuring and APAC Markets Restructuring ■ SUB operating model simplification ■ London rightsizing
	Cost discipline	■ Institutionalize Demand Management processes ■ Maintain discipline of Change the Bank spend notably through prioritization of programs at Division and Group level ■ Calibrate quarterly and annual financials to synthetize cost achievements across Divisions and Corporate Functions
Optimize and standardize organizational structures and underlying business processes	Drive Operating Model effectiveness	■ Execute front-to-back operating and cost model rightsizing ■ Continue footprint optimization ■ Enhance effectiveness in delivering change
Transform operating model in line with the Group's overarching strategy	Leverage Technology and Innovation	■ Drive front-to-back process automation and infuse innovative technology (AI, Deep Learning, Distributed ledger, Smart Contracts) ■ Simplify our technology estate whilst moving towards Cloud-based IT infrastructure

CREDIT SUISSE
November 30, 2017
9

We have a disciplined and strategic approach to our workforce and global footprint

	Employee categories	Workforce strategy philosophy	Achievements 2016 / 2017	Workforce strategy plans
68%	**Permanent employees**	▪ Balanced global senior footprint ▪ Continued investment in our talent base	▪ Employee footprint reduced with a focus on high cost locations (e.g. London and New York) ▪ Strengthened Business Delivery Centers footprint in Pune and Raleigh ▪ Opened a new site in Warsaw	▪ Continued rebalancing of permanent employees for knowledge retention and cost efficiency, with further optimization
32%	**Contractors**[1]	▪ Temporary high skilled staff augmentation	▪ Aligned contractor resources ▪ Strategic conversion of over 1,000 contractors to permanent employees	▪ Maintain contractor levels for specialist skills
	Outsourced[2]	▪ Leverage commodity services across the Industry ▪ Share delivery responsibility with 3rd party vendors	▪ Rightsized Managed Capacity contracts ▪ Consolidated contracts	▪ Continue to identify opportunities to transition from Managed Capacity to Managed Services
	Consultants[3]	▪ Strategic advisory services on short term basis	▪ Consulting spend reduced by 35%	▪ Rationalize Consulting vendor tail

1 Third party person selected and managed by Credit Suisse 2 Credit Suisse to reserve capacity and define required skill-set, but staff selection, management and accountability for timely delivery remain under full control and discretion of third party 3 Credit Suisse to select senior partner, but 3rd party firm selects and manages support staff

CREDIT SUISSE November 30, 2017 10

 Continue to reduce costs and drive effectiveness in a sustainable manner through increased focus on Optimize and Transform initiatives  Strategic and interactive approach to defining and implementing a front-to-back mindset across Divisions and Corporate Functions  Front-to-back Operating Model Review    Increase productivity while continuing to invest with the objective of 10–15% efficiency gains in software development activities over the next two years  Effectiveness in Delivering Change        Drive efficiencies in a sustainable manner through the use of advanced technologies and continue application simplification and decommissioning  Rationalization of Technology Estate    Front-to-back process reengineering applying advanced technologies such as Intelligent Workflow, Robotics, Analytics, Machine Learning and Artificial Intelligence  Automation of Processes

Systematically adopt front-to-back approach when reviewing processes


COSTS

Example SUB Digitalization – Legacy state


Online
PC & Calls
(Front)
Physical forms
Back-end
Processing

- High manual work load with media breaks in processing
- Multi channel operations processing
- Process handoffs between front and back process units

Example SUB Digitalization – End state


Online
PC
(Front)
Physical
forms
Scanning
Digital record
Back-end
Processing

- Digitalize more than 200 operational processes from front-to-back
- Develop new highly scalable digitization and scanning infrastructure
- Eliminate paper flows and track process effectiveness
- Improve digital client experience

CREDIT SUISSE
November 30, 2017
12

Measuring and managing developers' productivity by introducing software development telemetry


COSTS

Productivity Analytics Platform

- Established fully integrated development platform which serves as repository to capture key artifacts while developing software
- Added a reporting suite to analyze software development effectiveness based in change in the code base
- Evaluate coding effort depending upon language, volume of code and complexity
- Assess coding quality through identification of code rework and maintainability
- Identify the characteristics of high performing teams (quantity and quality) to replicate across wider organizations

Example – Coding Effort vs. Quality of Code


Top performing teams – highly productive, with good code quality
Low performing teams – low productivity and with large portion of code rework
Teams with low productivity, but good code quality
Coding Effort
Quality of Code
5.0
4.0
3.0
2.0
1.0
0.0
24.0%
22.0%
20.0%
18.0%
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
2.0%
0.0%

CREDIT SUISSE
November 30, 2017
13

We automate re-engineered processes using state-of-the-art technology


COSTS

Example – Pre-matching settlement

Re-engineered Manual Process

Open Exceptions

Cleansed the data sources providing exception data

CS user emails counterparty exception details and updates narrative

Standardized email template for consistent communication across clients, markets and products

Counterparty emails response

Provided clients a standardized response template to enable efficiency for both parties

CS user reads and acts upon response and updates narrative

Robot handles interaction (2017)

Open Exceptions

For limited exception types a robot handles interaction with certain counterparties exception details and updates narrative

10 x faster

Increased coverage from 3 to over 9,000 Broker/ Clients in 2017

Counterparty emails response

Response rates increased from 10% to 40%

Robot responds with standard template and updates narrative

CS user reads and acts upon free-format responses and updates narrative

Standardized narration providing improved MI

Expect to enhance with AI (2018+)

Open Exceptions prioritised using data analytics

For all exception types a robot emails all counterparty exception details and updates narrative

Counterparty emails response

A.I. natural language processing reads the email and a robot acts upon response including auto-routing exception to department best placed to resolve

CREDIT SUISSE

November 30, 2017

14

Applying "Big Data" in Group Financial Accounting


COSTS

Challenge

- Millions of trade records daily applying up to 50,000 rules on more than 200 servers supporting development test and production of infrastructure
- Increased complexity, operations and change cost of calculations framework
- Considerable growth of data storage costs of legacy infrastructure

Example – Big Data Capital Calculation Infrastructure


Data Processed in Parallel
Text
CSV
Binary
XML
Log
Data
MAP
REDUCE

In-memory calculation engine using "Big Data" based on open source software, with separate rules engine logic

- Faster processing and aggregation reducing calculation time[1]:
  - Americas from 90 to 18 minutes
  - EMEA from 120 to 27 minutes
  - APAC from 20 to 12 minutes
- Greater scalability, simplicity, flexibility and re-usability to meet future regulatory demands
- Data storage compression tools reducing storage costs by 90%
- Reduced Total Cost of Ownership

1 As of implementation in January 2017

CREDIT SUISSE
November 30, 2017
15

Cloud as solution to limit need to Build for Peak



Cloud as a solution

- Cloud management platform with highly automated solution set for infrastructure and application management
- Using the Cloud to reduce costs through consumption-based charging for average data volume
- Dealing with peak capacity more effectively both from a cost and risk perspective

Example – CS Intraday Market Data Infrastructure – Price updates per second


US Market
Open
900,000
US Market
Close
630,000
Peak
UK Market Open
490,000
~340
physical
servers
Trading Day
200,000
Overnight
20,000
Average
~60 physical
servers

CREDIT SUISSE
November 30, 2017
16

   2017 to 2018 – On track to achieve cost target of <CHF 17.0 bnafter growth investments        Business exits and right-sizing  Business growth  Adjusted operating expenses at constant FX rates* in CHF bn  Note: Illustrative path. Adjusted results are non-GAAP financial measures1 2017 estimate based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2017 may differ from any estimates* See Appendix  1  Optimization

2019 to 2020 – Continued productivity gains expected; Group aims to operate at a cost base of CHF 16.5 – 17.0 bn, subject to market conditions

Adjusted operating expenses at constant FX rates*
in CHF bn



<17.0
~ -0.6 - 0.8
16.5-17.0
RM recruiting in emerging markets
Developing new wealth management markets
Incremental investments in process automation and technology estate
2018 Target
Productivity gains 2019E / 2020E
Potential growth investments
Anticipated adj. cost base 2019 / 2020 [1]

2019-2020 Adjusted operating expenses: CHF 16.5-17.0 bn[1]

Note: Illustrative path. Adjusted results are non-GAAP financial measures
* See Appendix 1 Operating within the range, subject to market conditions and investment opportunities

CREDIT SUISSE
November 30, 2017 18

Embedding sustainable cost discipline – some perspectives

Rebalance our **outsourcing towards Managed Outcome and Managed Service** where up to 50% savings can be achieved

We continue to **build out our Cloud infrastructure** capabilities by migrating 60% of our Operating System instances to the Cloud by 2020

Continue to focus and **re-engineer our manual processes** and overlay RPA as a strategic imperative, with the objective of 350-400 Robots in active use by end 2019

Through the advent of Agile, Dev Ops, Demand Management, we will strive for 10-15% **efficiency in IT Change** by end 2018

In order to drive further efficiencies and **reduce client maintenance costs**, we plan to off-board more than 70,000 low return client accounts during 2018

In order to simplify our IT estate and reduce CTB on non-strategic applications, we expect further **decommissioning of 400 IT applications** in the next 3 years

We intend to further **leverage Big Data** across Risk and Finance Functions. For example in Finance IT to reduce batch processing time by ~60%

We continue to embrace **advancements in communications** and simplify our associated costs, e.g. transition to softphone based solution for ~80% of the overall voice estate by 2019, retire 60,000 phones

Address our **consulting tail** where 80% of consulting firms represent 20% of spend

Note: Statements reflect our planned initiatives

CREDIT SUISSE
November 30, 2017 19

 Appendix  November 30, 2017  20

Notes (1/2)

General notes

- For reconciliation of **adjusted to reported results**, refer to the Appendix of either the CEO or CFO Investor Day 2017 presentation. Throughout the presentation rounding differences may occur
- Unless otherwise noted, all **CET1 ratio**, **Tier 1 leverage ratio**, **risk-weighted assets** and **leverage exposure** figures shown in this presentation are as of the end of the respective period and on a "look-through" basis
- **Gross and net margins** are shown in basis points
  Gross margin = adj. net revenues annualized / average AuM; net margin = adj. pre-tax income annualized / average AuM
- **Mandates penetration** reflects advisory and discretionary mandates as percentage of total AuM

Specific notes

* Our cost savings program is measured using adjusted operating expenses at constant FX rates. "Adjusted operating expenses at constant FX rates" and "adjusted non-compensation operating expenses at constant FX rates" include adjustments as made in all our disclosures for restructuring expenses, major litigation expenses and a goodwill impairment taken in 4Q15 as well as adjustments for certain accounting changes (which had not been in place at the launch of the cost savings program), debit valuation adjustments (DVA) related volatility and for FX, applying the following main currency exchange rates for
1Q15: USD/CHF 0.9465, EUR/CHF 1.0482, GBP/CHF 1.4296, 2Q15: USD/CHF 0.9383, EUR/CHF 1.0418, GBP/CHF 1.4497,
3Q15: USD/CHF 0.9684, EUR/CHF 1.0787, GBP/CHF 1.4891, 4Q15: USD/CHF 1.0010, EUR/CHF 1.0851, GBP/CHF 1.5123,
1Q16: USD/CHF 0.9928, EUR/CHF 1.0941, GBP/CHF 1.4060, 2Q16: USD/CHF 0.9756, EUR/CHF 1.0956, GBP/CHF 1.3845,
3Q16: USD/CHF 0.9728, EUR/CHF 1.0882, GBP/CHF 1.2764, 4Q16: USD/CHF 1.0101, EUR/CHF 1.0798, GBP/CHF 1.2451,
1Q17: USD/CHF 0.9963, EUR/CHF 1.0670, GBP/CHF 1.2464, 2Q17: USD/CHF 0.9736, EUR/CHF 1.0881, GBP/CHF 1.2603,
3Q17: USD/CHF 0.9645, EUR/CHF 1.1413, GBP/CHF 1.2695.
These currency exchange rates are unweighted, i.e. a straight line average of monthly rates. We apply this calculation consistently for the periods under review. Adjusted non-compensation expenses are adjusted operating expenses excluding compensation and benefits. To calculate adjusted non-compensation expenses at constant FX rates, we subtract compensation and benefits (adjusted at constant FX rates in the manner described above) from adjusted operating expenses at constant FX rates.

† Regulatory capital is calculated as the worst of 10% of RWA and 3.5% of leverage exposure. Return on regulatory capital is calculated using (adjusted) income after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure. For the Markets business within the APAC division and for the Global Markets and Investment Banking & Capital Markets divisions, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology to calculate return on regulatory capital.

CREDIT SUISSE

November 30, 2017 21

 Notes (2/2)  Abbreviations  Adj. = Adjusted; AI = Artificial Intelligence; AM = Asset Management; AML = Anti-Money Laundering; APAC = Asia Pacific; AT1 = Additional Tier 1; AuM = Assets under Management; BCBS = Basel Committee on Banking Supervision; BIS = Bank for International Settlements; bps = basis points; CAGR = Compound Annual Growth Rate; CCRO = Chief Compliance and Regulatory Affairs Officer; CET1 = Common Equity Tier 1; CIC = Corporate & Institutional Clients; CIF = Customer/Client Information File; Corp. Ctr. = Corporate Center; CVA = Credit Valuation Adjustment; DCM = Debt Capital Markets; EAM = External Asset Manager; ECM = Equity Capital Markets; EM = Emerging Markets; EMEA = Europe, Middle East & Africa; EPS = Earnings Per Share; EQ = Equities; EU = European Union; FICC = Fixed Income, Currencies & Commodities; FINMA = Swiss Financial Market Supervisory Authority; FLP = Fund Linked Products; FRTB = Fundamental Review of the Trading Book; FX = Foreign Exchange; G10 = Group of Ten; GDP = Gross Domestic Product; GM = Global Markets; IBCM = Investment Banking & Capital Markets; IBD = Investment Banking Department; IC = Investment Consultant; IMF = International Monetary Fund; IP = Investor Products; IPO = Initial Public Offering; IRB = Internal Ratings Based; IT = Information Technology; ITS = International Trading Solutions; IWM = International Wealth Management; JV = Joint Venture; LSC = Large Swiss Corporates; M&A = Mergers & Acquisitions; MI = Management Information; Mkts = Markets; NNA = Net new assets; Op Risk = Operational Risk; PB = Private Banking; PC = Private Clients; PEP = Politically Exposed Person; pp = percentage points; PTI = Pre-tax income; PWMC = Private & Wealth Management Clients; RM = Relationship Manager(s); RoRC = Return on Regulatory Capital; RoTE = Return on Tangible Equity; RPA = Robotic Process Automation; RWA = Risk-weighted assets; SA-CCR = Standardized Approach to Counterparty Credit Risk; SME = Small and Medium-Sized Enterprises; SMG = Systematic Market-Making Group; SoW = Share of Wallet; SRU = Strategic Resolution Unit; SUB = Swiss Universal Bank; TBTF = Too Big To Fail; TBVS = Tangible Book Value per Share; (U)HNW(I) = (Ultra) High Net Worth (Individuals); VaR = Value-at-Risk; VIX = Volatility Index; WM = Wealth Management; WM&C = Wealth Management & Connected; YoY = Year over year; YTD = Year to Date

 Credit Suisse Investor Day 2017Compliance & Regulatory AffairsLara Warner  November 30, 2017

   Disclaimer  This material does not purport to contain all of the information that you may wish to consider. This material is not to be relied upon as such or used in substitution for the exercise of independent judgment.Cautionary statement regarding forward-looking statements This presentation contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2016 and in the “Cautionary statement regarding forward-looking information" in our media release relating to Investor Day, published on November 30, 2017 and filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements. In particular, the terms “Estimate”, “Illustrative”, “Ambition”, “Objective”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, ambitions and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, interest rate volatility and levels, global and regional economic conditions, political uncertainty, changes in tax policies, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, this information should not be relied on for any purpose. We do not intend to update these estimates, illustrations, ambitions or goals. We may not achieve the benefits of our strategic initiatives We may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives. Estimates, assumptions and opinionsIn preparing this presentation, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take account of variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this presentation may also be subject to rounding adjustments. All opinions and views constitute judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information. Statement regarding non-GAAP financial measures This presentation also contains non-GAAP financial measures, including adjusted results. Information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP can be found in the Appendix of the CEO and CFO Investor Day presentations, published on November 30, 2017. All Investor Day presentations are available on our website at www.credit-suisse.com. Statement regarding capital, liquidity and leverage As of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (in each case, subject to certain phase-in periods). As of January 1, 2015, the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS), was implemented in Switzerland by FINMA. Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this presentation. Capital and ratio numbers for periods prior to 2013 are based on estimates, which are calculated as if the Basel III framework had been in place in Switzerland during such periods. Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. Beginning in 2015, the Swiss leverage ratio is calculated as Swiss total capital, divided by period-end leverage exposure. The look-through BIS tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by end-period leverage exposure.SourcesCertain material in this presentation has been prepared by Credit Suisse on the basis of publicly available information, internally developed data and other third-party sources believed to be reliable. Credit Suisse has not sought to independently verify information obtained from public and third-party sources and makes no representations or warranties as to accuracy, completeness or reliability of such information.

   Ensuring compliant growth and well-managed risk    Protect the strategic aspirations of Credit Suisse by ensuring compliant growth within divisional business strategiesMitigating new and existing compliance risk through clear risk appetites, strong controls, and technology-driven surveillance  Key priorities    Aim to manage compliance risks by using an intelligence-led risk focus and putting knowledge in the hands of the front lines, at the lowest cost per unit of riskPivot investment in next-generation technology in an effort to leap-frog surveillance capabilities and proactively detect client and employee risks  Way forward    Increased the stature of compliance and embedded compliance culture and behavior within Credit Suisse Aggressively addressed legacy risk and implemented over 1,000 control improvements across Credit Suisse Deployed state of the art data and technology platform  Progress since last Investor Day

         Rising risk and cost of regulatory compliance across financial services industry      Visible            Number of New Regulations1  Cumulative Industry Fines2  Rising Cost of Compliance Organizations4        200 average daily alerts in 2016  52,506  8,704  17,763  Fin. Services Regulatory Change Alert Volume  1 Thomson Reuters, Cost of Compliance 2017 2 Boston Consulting Group, Global Risk 2017- Staying the Course in Banking 3 Verbal discussions with PWC and peers from Goldman, JP Morgan and Bank of America 4 Tradenews Compliance Expenditure, April 2017  USD 321 bn  High Regulatory Implementation Costs3    6x  10% annually  15-25%annually

Industrywide, hidden costs of compliance growing at an even faster pace


Total Risk and Cost of Compliance
Visible Costs
Non-Visible Costs

Business Controls Added[1]


15-20% annually
2012
2017

Business Control Officers[1]


10-15% annually
2012
2017

Number and Cost of Regulatory Inquiries with Investigations[1]


10-15% annually
2012
2017

- $2M-$10M+ per Investigation

Data Consumption and Provisioning by Compliance Organizations[2]


20x
2015
2017

1 Verbal discussions with PWC and peers from Goldman, JP Morgan and Bank of America requirements - Reg Tech Summit 2017 - London

2 Data required for surveillance and other compliance

CREDIT SUISSE November 30, 2017 5

Independent risk and control function within decentralized bank strategy…

Chief Compliance and Regulatory Affairs Officer (CCRO) organization

1. **CCRO reports directly to the CEO** and is a **member of the Executive Board**
2. **Divisional Chief Compliance Officers report to the CCRO** and are **part of each division's Executive Committees**
3. **Distinctive Assets:**
   - Investigations team
   - Data scientists
   - Regulatory Affairs
4. **Strong Talents:**
   - PhDs
   - Compliance experts
   - Investigators
   - Process reengineering experts
   - Front office experience

Credit Suisse
November 30, 2017
6

…powered by advanced data and technology platform to detect risks


Compliance Officers
Data Scientists
Front Office
CCRO Data Lake
~4,000,000,000 records
~12,000,000 CIFs
~99% of client data
(Corporate and natural person)
~143 Data sets
Palantir

- Large and modern data lake
- Platform-based data lineage and real-time data quality assessment
- State of the art analytics

Better, faster capabilities achieved in 2017

Investigation reviews	**~80-90% faster** and **~20% more** information reviewed at a **~95% lower cost**
Multi-jurisdiction client searches	**~90% faster** and **more consistent** client information **across jurisdictions**
RM reviews	**~70-80% more RM reviews** covering **~80% more risk factors**
Predictive transaction monitoring alerts	**~45x increase in productive alert disposition** and **~60% faster resolution** with more alert data at a **~90% lower cost**
Tax scenarios	**~3-4x faster** and more **holistic** client **tax risk review** at a **~95% lower cost**
Politically exposed persons assessments	**~60% faster assessments** with **consistent information** at a **~40% lower cost**
Robotics	**~220x more suitability & appropriateness checks** with significant **risk reduction**

CREDIT SUISSE
November 30, 2017
7

 From periodic, human-led to “always on,” tech-led controls driving earlier prevention & detection

     Compliance is focused on reducing risk while optimizing costs  Risk Priorities  -12%  2%  3%  2%  Share of overall CS expenses  Hidden Costs    −14%  20%  22%  24%        IT Cost  Business Cost  Legacy Risk  Regulatory Risk (Regulatory Affairs)  Business Strategy Compliance Risk      Total Cost of Compliance  …and targeting a decrease in cost of compliance in CHF mn  +72%  Industry Average3 = 4%  Investigations Risk  25%    2%  Reducing risks…    Efficiency Measures  Processes Re-Engineering  Knowledge Management  … driving efficiency…  1  2  1 2017 Estimate based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2017 may differ from any estimates 2 2018 Estimate based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2018 may differ from any estimates 3 Duff and Phelps Global Regulatory Outlook 2017

Legacy risk significantly reduced

Risk Types	Scope	Control	Results
High Risk Emerging Markets	– High Risk Emerging Markets	– Restrictive market risk appetites for clients and products	✓ Exited a number of high risk markets ✓ Approved key market and legal entity risk appetites
PEPs: Politically Exposed Persons	– Small percentage of client base	– Full risk analysis and highly restrictive risk appetite enforced – Heightened surveillance enforced	✓ PEP Risk Appetites ✓ Scored all PEPs and exited riskiest PEPs based on PEP risk appetites
Higher Risk Clients	– Small percentage of client base	– Full review of all legacy client files	✓ Reviewed all Swiss booked clients in one year ✓ International review underway
Tax Review US Persons	– Global Focus	– Zero tolerance for undeclared US clients – Heightened surveillance enforced	✓ Extensive reviews of clients and client-facing teams ✓ In-depth review by Monitor
Tax Review Rest of the World	– Covered countries	– Zero tolerance for onboarding untaxed assets	✓ Client tax remediation completed ✓ Recent Audit validated results ✓ All clients reviewed for tax evidence
Panama Papers	– All clients/trusts	– Enhanced compliance requirements for trusts	✓ Review of Mossack Fonseca-related client relationships and Trust mandates completed ✓ A small number of connections require follow-up
Trading	– All trading books	– Trade surveillance	✓ Evaluated and dramatically reduced number of trading books

CREDIT SUISSE
November 30, 2017
10

 Compliance Investigations: learning from legacy risks faster, better, and cheaper  Lessons Learned and Read-Across for every case with root cause analysis and remediationOver 300 mitigating actions completed at a Global Level to date due to efforts of Compliance Investigations  From1  Weeks  Months  Days  Weeks  To  Days  Hours  Hours  Days  Exposure Assessments  Global Name Searches  Related parties  Matter  Desk Reviews          Millions  Thousands  Cost of Investigations    Palantir Gotham  1 Since the inception of Compliance Investigations function in 2016

Business Compliance risks well understood and managed

Emerging Markets

- **GROWTH FOCUS**
- **Risks:**
  - Geopolitical and market risks
- **Compliance Focus:**
  - Highly selective clients
  - Restricted Client and Market Risk Appetite

Mature Markets

- **PROFITABILITY FOCUS**
- **Risks:**
  - Complex Regulation Risks
- **Compliance Focus:**
  - Education, automation, state of the art surveillance

Markets
Businesses

Wealth Management

- **GROWTH FOCUS**
- **Footprint:** 40+ locations, ~3,500 relationship managers[1], ~600 Compliance Coverage Officers
- **Risks**:
  - RM conduct, legacy client risk, AML risk (client onboarding)
  - Misconduct difficult to detect over time
- **Compliance Focus:**
  - **All clients are approved by compliance prior to onboarding**
  - Modern surveillance capabilities

Investment Banking

- **Strategy**: Investment Banking Products sold into Wealth Management
- **Footprint:** 4 primary locations, ~900 traders, ~300 supervisors, ~150 Compliance Coverage Officers
- **Risks:**
  - High and complex regulation
  - Misconduct must be found quickly
- **Compliance Focus:**
  - Trader conduct, trader surveillance, conflicts

1 As of 3Q17, SUB, IWM and APAC PB

CREDIT SUISSE
November 30, 2017
12

Regulatory Affairs managing regulatory risks and promoting efficient spend

>90 Direct Regulators Globally



Increased Number of Regulations[1]



6x
8,704
17,763
52,506
2008
2012
2016

Centralized Reg Affairs Function



Horizon Scanning
Lobbying & Consul-tations
Impact Assess-ment
Investment Validation
Delivery Monitoring
Traceability /Post Life Control

- ✓ **>500** commitments year-to-date
- ✓ **90+%** completed on time

Optimized Regulatory Spend in CHF bn



22%
15%
18%
2016
2017
2018
Initial Regulatory Demand²
Regulatory Portfolio³
Initial Regulatory Demand²
Regulatory Portfolio³
Ambition

1 Thomson Reuters, Cost of Compliance 2017 2 Initial demand submissions by portfolio owners for regulatory funding 3 Portfolio of programs delivering validated regulatory requirements

CREDIT SUISSE
November 30, 2017
13

 CCRO / Front OfficeRe-engineering  Compliance and Business re-engineering processes for control effectiveness and efficiencies  Client Onboarding  Client Experience  Control Effectiveness  Control Efficiency   Time          Rejections      People  Total Cost                    Process Re-engineering  Digitalization  50% Faster  50 % Lower  20% FewerPeople  30% LowerOverall Cost  Q1 2018 Goals  Q3/Q4 2018 Goals  70% Faster  90 % Lower  25% FewerPeople   45% LowerOverall Cost                            Success Measures

Compliance is providing tools to the business to put knowledge in their hands

2016

Cross Border Policy





- ~50-60 page country manual document limited to in office use



- ~2000 questions emailed a month to the cross-border compliance helpdesk

2017

Cross Border Compass App



- Mobile App for usage anywhere
- Lower number of cross-border travel breaches
- First digital compliance assistant available to all employees in Credit Suisse for a low development cost

Help desk headcount

2018

Compliance on Demand


What can I help you with?

...Know Your client Policy, Personal account trading, Cross Border…



Access to knowledge of > 800 Compliance Coverage Officers in the hands of the Front Office

CREDIT SUISSE
November 30, 2017
15

 Building a safer institution with industrialized, institutionalized, and digitalized Compliance function  Reducing risk with better, stronger, faster prevention and detection  People driven    Tech enabled  Fragmented processes    Globally standardized approach  Episodic reviews    Always on  Sample-based surveillance    Comprehensive, multi-risk factor-based surveillance  Sequential implementation    High speed implementation  From  To

 Appendix  November 30, 2017  17

Notes (1/2)

General notes

- For reconciliation of **adjusted to reported results**, refer to the Appendix of either the CEO or CFO Investor Day 2017 presentation. Throughout the presentation rounding differences may occur
- Unless otherwise noted, all **CET1 ratio**, **Tier 1 leverage ratio**, **risk-weighted assets** and **leverage exposure** figures shown in this presentation are as of the end of the respective period and on a "look-through" basis
- **Gross and net margins** are shown in basis points
  Gross margin = adj. net revenues annualized / average AuM; net margin = adj. pre-tax income annualized / average AuM
- **Mandates penetration** reflects advisory and discretionary mandates as percentage of total AuM

Specific notes

* Our cost savings program is measured using adjusted operating expenses at constant FX rates. "Adjusted operating expenses at constant FX rates" and "adjusted non-compensation operating expenses at constant FX rates" include adjustments as made in all our disclosures for restructuring expenses, major litigation expenses and a goodwill impairment taken in 4Q15 as well as adjustments for certain accounting changes (which had not been in place at the launch of the cost savings program), debit valuation adjustments (DVA) related volatility and for FX, applying the following main currency exchange rates for
1Q15: USD/CHF 0.9465, EUR/CHF 1.0482, GBP/CHF 1.4296, 2Q15: USD/CHF 0.9383, EUR/CHF 1.0418, GBP/CHF 1.4497,
3Q15: USD/CHF 0.9684, EUR/CHF 1.0787, GBP/CHF 1.4891, 4Q15: USD/CHF 1.0010, EUR/CHF 1.0851, GBP/CHF 1.5123,
1Q16: USD/CHF 0.9928, EUR/CHF 1.0941, GBP/CHF 1.4060, 2Q16: USD/CHF 0.9756, EUR/CHF 1.0956, GBP/CHF 1.3845,
3Q16: USD/CHF 0.9728, EUR/CHF 1.0882, GBP/CHF 1.2764, 4Q16: USD/CHF 1.0101, EUR/CHF 1.0798, GBP/CHF 1.2451,
1Q17: USD/CHF 0.9963, EUR/CHF 1.0670, GBP/CHF 1.2464, 2Q17: USD/CHF 0.9736, EUR/CHF 1.0881, GBP/CHF 1.2603,
3Q17: USD/CHF 0.9645, EUR/CHF 1.1413, GBP/CHF 1.2695.
These currency exchange rates are unweighted, i.e. a straight line average of monthly rates. We apply this calculation consistently for the periods under review. Adjusted non-compensation expenses are adjusted operating expenses excluding compensation and benefits. To calculate adjusted non-compensation expenses at constant FX rates, we subtract compensation and benefits (adjusted at constant FX rates in the manner described above) from adjusted operating expenses at constant FX rates.

† Regulatory capital is calculated as the worst of 10% of RWA and 3.5% of leverage exposure. Return on regulatory capital is calculated using (adjusted) income after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure. For the Markets business within the APAC division and for the Global Markets and Investment Banking & Capital Markets divisions, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology to calculate return on regulatory capital.

CREDIT SUISSE November 30, 2017 18

 Notes (2/2)  Abbreviations  Adj. = Adjusted; AI = Artificial Intelligence; AM = Asset Management; AML = Anti-Money Laundering; APAC = Asia Pacific; AT1 = Additional Tier 1; AuM = Assets under Management; BCBS = Basel Committee on Banking Supervision; BIS = Bank for International Settlements; bps = basis points; CAGR = Compound Annual Growth Rate; CCRO = Chief Compliance and Regulatory Affairs Officer; CET1 = Common Equity Tier 1; CIC = Corporate & Institutional Clients; CIF = Customer/Client Information File; Corp. Ctr. = Corporate Center; CVA = Credit Valuation Adjustment; DCM = Debt Capital Markets; EAM = External Asset Manager; ECM = Equity Capital Markets; EM = Emerging Markets; EMEA = Europe, Middle East & Africa; EPS = Earnings Per Share; EQ = Equities; EU = European Union; FICC = Fixed Income, Currencies & Commodities; FINMA = Swiss Financial Market Supervisory Authority; FLP = Fund Linked Products; FRTB = Fundamental Review of the Trading Book; FX = Foreign Exchange; G10 = Group of Ten; GDP = Gross Domestic Product; GM = Global Markets; IBCM = Investment Banking & Capital Markets; IBD = Investment Banking Department; IC = Investment Consultant; IMF = International Monetary Fund; IP = Investor Products; IPO = Initial Public Offering; IRB = Internal Ratings Based; IT = Information Technology; ITS = International Trading Solutions; IWM = International Wealth Management; JV = Joint Venture; LSC = Large Swiss Corporates; M&A = Mergers & Acquisitions; MI = Management Information; Mkts = Markets; NNA = Net new assets; Op Risk = Operational Risk; PB = Private Banking; PC = Private Clients; PEP = Politically Exposed Person; pp = percentage points; PTI = Pre-tax income; PWMC = Private & Wealth Management Clients; RM = Relationship Manager(s); RoRC = Return on Regulatory Capital; RoTE = Return on Tangible Equity; RPA = Robotic Process Automation; RWA = Risk-weighted assets; SA-CCR = Standardized Approach to Counterparty Credit Risk; SME = Small and Medium-Sized Enterprises; SMG = Systematic Market-Making Group; SoW = Share of Wallet; SRU = Strategic Resolution Unit; SUB = Swiss Universal Bank; TBTF = Too Big To Fail; TBVS = Tangible Book Value per Share; (U)HNW(I) = (Ultra) High Net Worth (Individuals); VaR = Value-at-Risk; VIX = Volatility Index; WM = Wealth Management; WM&C = Wealth Management & Connected; YoY = Year over year; YTD = Year to Date

 Credit Suisse Investor Day 2017Swiss Universal BankThomas Gottstein  November 30, 2017

   Disclaimer  This material does not purport to contain all of the information that you may wish to consider. This material is not to be relied upon as such or used in substitution for the exercise of independent judgment.Cautionary statement regarding forward-looking statements This presentation contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2016 and in the “Cautionary statement regarding forward-looking information" in our media release relating to Investor Day, published on November 30, 2017 and filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements. In particular, the terms “Estimate”, “Illustrative”, “Ambition”, “Objective”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, ambitions and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, interest rate volatility and levels, global and regional economic conditions, political uncertainty, changes in tax policies, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, this information should not be relied on for any purpose. We do not intend to update these estimates, illustrations, ambitions or goals. We may not achieve the benefits of our strategic initiatives We may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives. Estimates, assumptions and opinionsIn preparing this presentation, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take account of variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this presentation may also be subject to rounding adjustments. All opinions and views constitute judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information. Statement regarding non-GAAP financial measures This presentation also contains non-GAAP financial measures, including adjusted results. Information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP can be found in the Appendix of the CEO and CFO Investor Day presentations, published on November 30, 2017. All Investor Day presentations are available on our website at www.credit-suisse.com. Statement regarding capital, liquidity and leverage As of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (in each case, subject to certain phase-in periods). As of January 1, 2015, the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS), was implemented in Switzerland by FINMA. Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this presentation. Capital and ratio numbers for periods prior to 2013 are based on estimates, which are calculated as if the Basel III framework had been in place in Switzerland during such periods. Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. Beginning in 2015, the Swiss leverage ratio is calculated as Swiss total capital, divided by period-end leverage exposure. The look-through BIS tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by end-period leverage exposure.SourcesCertain material in this presentation has been prepared by Credit Suisse on the basis of publicly available information, internally developed data and other third-party sources believed to be reliable. Credit Suisse has not sought to independently verify information obtained from public and third-party sources and makes no representations or warranties as to accuracy, completeness or reliability of such information.

Key messages

Key priorities	▪ Further strengthen **client focus** and sales culture ▪ Foster **AuM**, **revenue** and **loan growth** ▪ Continue to significantly invest in **digitalization** to optimize business model ▪ Keep long-term focus on **return on regulatory capital**
Progress since last Investor Day	▪ Delivered consistent adjusted PTI growth quarter after quarter[1], leveraging our **integrated universal bank model** ▪ Achieved **strong business growth with UHNWI, Entrepreneurs & Executives** (E&E) and Small & Medium-sized Enterprises (SME), as well as maintained **#1 position in Swiss Investment Banking** confirming Credit Suisse as **THE bank for entrepreneurs** in Switzerland ▪ Maintained **cost discipline**, streamlined the organization along client segments and eliminated duplications ▪ Invested heavily in **digitalization** and enhanced readiness for regulatory changes
Way forward	▪ Aim to achieve sustainable **asset and revenue growth** in both reported businesses ▪ Execute with **discipline on cost agenda** by leveraging **digital capabilities** and continuously improving efficiency ▪ Further strengthen our market position in Switzerland by delivering **superior value proposition** to our clients ▪ Keep **strong connectivity** with **Investment Banking & Capital Markets, Global Markets, IWM and APAC**

Note: Adjusted results are non-GAAP financial measures. A reference to the reconciliation to reported results is included in the Appendix
1 3Q17 was the 7th consecutive quarter with adjusted PTI growth YoY

CREDIT SUISSE
November 30, 2017
3

Continued YoY PTI growth over seven consecutive quarters

SUB adjusted pre-tax income
in CHF mn



1,599[3]
1,738
~1,800 - 1,900
4Q
3Q
2Q
1Q
336
400
432[2]
431[1]
378
431
457
472
448
504
483
+13%
+8%
+6%
+10%
+4%
+10%
+2%
2015
2016
2017 Estimate[4]

Note: Adjusted results are non-GAAP financial measures. A reference to the reconciliation to reported results is included in the Appendix 1 Excludes net revenues and total operating expenses for Swisscard of CHF 73 mn and CHF 61 mn, respectively 2 Excludes net revenues and total operating expenses for Swisscard of CHF 75 mn and CHF 62 mn, respectively 3 Excludes net revenues and total operating expenses for Swisscard of CHF 148 mn and CHF 123 mn, respectively 4 2017 estimate based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2017 may differ from any estimates

CREDIT SUISSE November 30, 2017 4

Adjusted pre-tax income +14% since 2015

SUB adjusted pre-tax income in CHF mn


+14%
1,263
1,360
1,435
Corp. & Inst. Clients
Private Clients
736
730
788
527
630
647
9M17 vs. 9M15: +7%
9M17 vs. 9M15: +23%
9M15 1
9M16
9M17

- **14% PTI growth[2] since 2015 driven by:**
  - Strong contribution from both reported segments
  - Overall cost discipline and improved YoY revenue growth momentum[2] (+2% in 9M17)
- **Corporate & Institutional Clients**
  - Revenues increased +3% in 9M17, driving 8% PTI growth[2] YoY
- **Private Clients**
  - Continuously addressing high cost base in Private Clients segment with cost/income ratio down 6 pp[2] since 9M15
  - Client activity pick-up in 9M17 across all Private Banking businesses

Note: Adjusted results are non-GAAP financial measures. A reference to the reconciliation to reported results is included in the Appendix
1 Excludes net revenues and total operating expenses for Swisscard of CHF 148 mn and CHF 123 mn, respectively 2 On an adjusted basis

CREDIT SUISSE
November 30, 2017
5

We strengthened our position and outperformed competition through deepening collaboration between our business areas

	SUB market position[1]		SoW trend 2017[1]	Adj. net revenues[2]
Private Clients	Retail, Affluent & HNWI	#2	→	2.9 bn
	UHNWI	#2	↗	
Corporate & Institutional Clients	SMEs	#2	↗	2.6 bn
	Large Corporates	#1	→	
	IB CH: ECM, DCM, M&A	#1	→	
	Institutionals	#1	↗	
	Ext. Asset Managers	#1	↘	

Business insights

Private Clients:

- **New organizational setup** showing **positive results in efficiency and in client activity**
- **Investments in Entrepreneurs & Executives and Premium Clients organizations** delivering strong NNA growth
- **Solid performance by subsidiaries** (Neue Aargauer Bank, BankNow and Swisscard)

Corporate & Institutional Clients:

- **Combination of Corporate & Investment Banking** resulting in incremental deal flow for both Large Swiss Corporates (LSC) and Small & Medium-sized Enterprises (SME)
- **SME** with **significant increase of acquired clients** compared to previous year
- **Investment Banking Switzerland ranked #1 again** with 13.7% Share of Wallet[3]
- **Innovative solutions** driving **capital velocity**

- **Institutionals** continuing strong performance with high return on regulatory capital†
- Completed **External Asset Managers (EAM)** portfolio repositioning – expecting to be well positioned for future growth

Robust referral framework between business areas supporting and incentivizing collaboration

Note: Adjusted results are non-GAAP financial measures. A reference to the reconciliation to reported results is included in the Appendix 1 Private Clients: The Boston Consulting Group (based on revenues in 2015), Corporate & Institutional Clients: The Boston Consulting Group (based on revenues in 2016), Investment Banking Switzerland: Dealogic as of November 17, 2017 2 LTM adj. net revenues as of September 2017 (4Q16 – 3Q17) 3 See Slide 16
† See Appendix

CREDIT SUISSE November 30, 2017 6

   Strong AuM and NNA growth momentum in Private Clients segment, enabling future revenue growth  1 Client business volume includes assets under management, assets under custody and credit volumes  +39%  SUB Private Clients  AuMin CHF bn  NNAin CHF bn  SUB Private Clients - UHNWI  Client business volume1  NNA  +237%  +7%      NNA growth rate(annualized)  1.3%  3.3%

   Successful Entrepreneurs & Executives strategy combining our Private Banking and Corporate & Institutional Clients offering  E&E net new assets  Number of E&E locations  # of E&E relationship managers                                        National E&E coverage  +64%  +23%  +62%

Continuous improvement of the cost structure while investing in robust infrastructure

Adjusted total operating expenses in CHF bn


-4%
~-3%
3.7
3.6
~3.5
2015[1]
2016
2017 Estimate[2]
Adjusted C/I ratio
68%
66%
~64%

Outlook 2018[2]

- Cost reduction of 5-6%[3] driven by:
  - Continued optimization of our front office footprint including further centralization
  - Completion of automatization program in Operations and further improvements in IT delivery efficiency
  - Reduced allocations from Corporate Functions in line with overall Group cost reduction program
- Cost / income ratio aimed below 60%[3]

Note: Adjusted results are non-GAAP financial measures. A reference to the reconciliation to reported results is included in the Appendix 1 Excludes total operating expenses for Swisscard of CHF 123 mn
2 2017 estimate and 2018 outlook based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2017 and 2018 may differ from any estimates
3 On an adjusted basis

CREDIT SUISSE
November 30, 2017
9

 Credit Suisse Investor Day 2017Swiss Universal BankSerge Fehr, Head Private & Wealth Management Clients

Refined client coverage addressing our various private client segments more efficiently

Private Client segmentation and value propositions

Advice intensity

Retail
- Efficient and fast service to a broad client base
- Multichannel offering and standardized products

Branch / call center coverage

Affluent
- More sophisticated financial needs
- Modular products and Advisory & Discretionary Mandates

RM coverage

HNWI and Executives & Entrepreneurs
- Individual advisory
- Specialist advice by Investment Consultant and Wealth Planner
- More tailored offering

RM & specialist coverage

UHNWI
- Single Family Offices, Wealthy Families, Entrepreneurs & Top Executives
- Holistic client coverage with trusted advisors and best experts
- Superior and customized offering incl. leverage of global CS platform

Dedicated UHNWI organization

Wealth

4 service centers for Swiss market | RM coverage in local branches

12 mortgage center hubs | Finance specialists

1,300 relationship managers[1] / 162 branches[2] / 530 ATMs

1 As of 3Q17 2 Includes Neue Aargauer Bank

Credit Suisse
November 30, 2017 11

Key initiatives to drive both cost savings and revenues / growth

Initiatives		Impact in 2017[1]
1 Improved client segmentation	Shifted 100,000 retail clients (of which significant portion with mortgages) to retail centers and refined affluent and HNWI portfolios	✓ **>75% mortgage renewal rate** without physical meeting
2 Increased client focus	RMs to focus on specific client segment with respective value proposition and smaller client portfolios	✓ **Reduction of clients per RM resulting in +11%** increase in **client activity** YoY
3 Delayering	Drive effective leadership: elimination of a large number of management roles, while increasing span of control	✓ **~-6%** reduction in **compensation expenses in front units YoY**
4 Centralization	Centralized leadership of specialists to ensure consistency while keeping local presence	✓ **+26%** increase in **Investment Consultant trading revenues** YoY
5 Entrepreneurs & Executives	Increased local presence of Entrepreneurs & Executives desks leveraging collaboration with Corporate & Institutional Clients	✓ **+62% NNA** increase YoY in E&E

1 Impact 9M17 vs. 9M16

CREDIT SUISSE

November 30, 2017 12

   Revenue opportunities in Private Clients segment  Net Interest Income  Increase mortgage renewal rate   Increase new mortgage business and mortgage renewal rate   Recurring commissions and fees  Transaction-based revenues  Retail  Affluent  HNWI and E&E  UHNWI  Leverage intermediary channel  Tap lombard potential  Increase bundle product penetration  Fund-savings plans  Increase conversion 3rd pillar cash into 3rd pillar funds  Increase advisory & discretionary solutions penetration  Mass-customized wealth planning services  Tailored Wealth Planning Services (Financial Planning, Tax, Inheritance)  Promote BVG 1e offering1  Switch liquidity into investments  Leverage Investment Consulting  Improve sales culture and push targeted investment campaigns  Loan growth through increase in lombard lending penetration …  … and large ticket, structured lending transactions  Growth in asset base (incl. selective RM hires)  Unique investment opportunities  Increase institutional/specialized mandates penetration  Advice and support of strategic client transactions  Exploit further sales potential in structured products, collateral trading services and FX                    (Illustrative)  1 Occupational Pensions Act (BVG)

 Credit Suisse Investor Day 2017Swiss Universal BankDidier Denat, Head Corporate & Investment Banking

Corporate & Investment Banking – fully integrated platform dedicated to Swiss clients


Swiss Domestic Investment Banking capabilities
High
Low
International investment banks
Swiss domestic banks
CREDIT SUISSE
Low
High
Depth of corporate coverage

Source: Dealogic as of November 17, 2017
Note: Bubble sizes indicate total revenues in M&A, ECM, DCM, High Yield and Leveraged Loans products from 2013 to November 17, 2017

- Local investment banking franchise with **leading positions** in M&A, ECM, DCM and Acquisition Finance
- **Comprehensive financing capabilities** fully focused on Swiss clients
- **Globally connected** to IBCM, Global Markets and APAC
- Institutionalized **co-coverage** between Corporate Banking and Investment Banking Switzerland
- **Seamless collaboration with Private Clients** on coverage of business owners and key executives

CREDIT SUISSE
November 30, 2017 15

   Source: Dealogic as of November 17, 2017Note: Includes all M&A, ECM , DCM, High Yield and Leveraged Loans products    Consistent market leader in Investment Banking Switzerland  Share of wallet in Switzerland (2013-2017)  League table 2017             in USD mn          Pos.  Bank  Rev   No.   SoW%  1  Credit Suisse   119    99    13.7   2  UBS   105    58    12.0   3  BoA Merrill Lynch   100    21    11.6   4  JPMorgan   81    33    9.3   5  Goldman Sachs   44    21    5.1      Total   868    268    100.0

Collaboration creating incremental upside and visible wins

Landis+Gyr
CHF 2,295,000,000
Initial public offering
Joint Bookrunner
July 2017

BREITLING
CHF 375,000,000
Term Loan B offering
Joint Bookrunner
July 2017

duagon
Undisclosed terms
Sale of duagon to Deutsche Beteiligungs AG
Financial Advisor to duagon
July 2017

Helvetia
CHF 75,000,000
3.625% Green Bonds due 2022
Joint Lead Manager and Bookrunner
June 2017

ACTELION
USD 30,963,000,000
Public tender offer from Johnson & Johnson with demerger and public listing of new R&D unit
Financial Advisor
June 2017

MSC CRUISES
CHF 335,000,000
3.00% Bonds due 2023
CHF 195,000,000
3.00% Bonds due 2021
Sole Lead Manager and Bookrunner
June 2017 and November 2016

open systems
Undisclosed terms
Sale of Open Systems to EQT
Financial Advisor to Open Systems
June 2017

avaloq
CHF 410,000,000
Equiv. Senior Secured Credit Facilities offering
Joint Physical Bookrunner
June 2017

Partners Group
CHF 300,000,000
0.150% Bonds due 2024
Joint Bookrunner
May 2017

Galenica Santé
CHF 1,901,000,000
Initial public offering
Joint Global Coordinator and Joint Bookrunner
April 2017

Cerba HealthCare
EUR 719,000,000
Senior Secured Credit Facilities offering
Lead Left Bookrunner
March 2017

CHEMCHINA
USD 46,596,500,000
syngenta
Tender Agent & Financial Advisor
February 2016

CREDIT SUISSE
November 30, 2017
17

   Benefitting from our collaboration between Corporate & Investment Banking and Private Clients   Swiss based technology SME offering communication solutions  Services  2014  2017  2015  2016  Client’s main corporate bank    Client  Coverage  Corporate only client  SUB division client  Sell-side transaction Lead arranger for buyer  Collaboration  2018  Proceeds kept in Private Banking    Illustrative Example

Key initiatives to drive continued sustainable and profitable growth

Initiatives

1 Collaboration

- Systematic client coverage between SME and IB Switzerland
- Co-coverage of Large Caps between LSC and IB Switzerland
- Strong collaboration with PWMC and Premium Clients
- Global connectivity with IBCM, Global Markets and APAC

2 Sales culture

- Rigorous sales management
- Drive coverage intensity, coverage impact and cross-selling
- Fully align measurement and incentives

3 Digitalization

- Automate key processes to increase efficiency (e.g. client onboarding)
- Digitalize standard product offering (e.g. Online Leasing, Online Credit)
- Enhance client experience throughout solutions offering

Expected impact

- ✓ **Clear focus on client activity**
- ✓ **Faster time-to-client, better user experience**
- ✓ **Increase transactional revenues**
- ✓ **Lower costs and higher efficiency**

CREDIT SUISSE November 30, 2017 19

Maintaining our 2018 PTI target for the Swiss Universal Bank division

Adjusted pre-tax income

in CHF bn


1.599
1.738
~1.8 – 1.9
2.3
confirmed ✓
+~3-4% revenues[3]
Driven by clearly identified revenue initiatives, but market dependent
~5-6% cost reduction[3]
Driven by clearly identified cost measures
2015[1]
2016
2017 Estimate[2]
2018 Target

Note: Adjusted results are non-GAAP financial measures. A reference to the reconciliation to reported results is included in the Appendix 1 Excludes net revenues and total operating expenses for Swisscard of CHF 148 mn and CHF 123 mn, respectively 2 2017 estimate based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2017 may differ from any estimates 3 Illustrative development

CREDIT SUISSE
November 30, 2017
20

 Appendix  November 30, 2017  21

Organization - Swiss Universal Bank Division



Chief Executive Officer
Thomas Gottstein
Chief Financial Officer
Antoine Boublil
Chief Operating Officer
Dagmar M. Kamber Borens
Chief Risk Officer
Philippe Clémençon
General Counsel
Thomas Grotzer
Chief Compliance Officer
Erwin Grob
Human Resources
Claude Täschler
Products & Investment Services
Florence Schnydrig Moser
International Trading Solutions Switzerland
Urs Beeler[1]
Private Clients
Private & Wealth Management Clients (PWMC)
Serge Fehr
Premium Clients
Felix Baumgartner
Neue Aargauer Bank
Roland Herrmann
BANK-Now
Erich Wild
Swisscard
Marcel Bührer
Corporate & Institutional Clients
Corporate & Investment Banking
Didier Denat
Institutional Clients
André Helfenstein
Asset Management Switzerland
Michel Degen
Business Areas
Products
Subsidiaries
Support Functions

1 Dual solid reporting line into T. Gottstein and Y.-A. Sommerhalder (ITS Head of Fixed Income and WM Products)

CREDIT SUISSE
November 30, 2017
22

Systematically adopt Front-to-Back approach when reviewing our processes – Example SUB digitalization

Legacy State



Online
PC & Calls
(Front)
Physical forms
Back-end
Processing

- Multi channel operations processing (online, PC and calls, physical forms)
- High manual work drivers with a process requiring human intervention and process handoffs between Front and Back
- Increasing need to eliminate unstructured order input and processing media breaks

End State



F2B Digitalization Program Scope
Online
PC
(Front)
Merkur Program Scope
Physical
forms
Scanning
Digital record
Back-end
Processing
Unique Digital Order
Digitalization Infrastructure
Back-end Interface

- Digitize more than 200 operational processes from Front-to-Back
- Develop new digitalization & scanning IT infrastructure with high scalability
- Contribute to complete Digital Client Experience
- Eliminate paper flows
- Capture savings

CREDIT SUISSE
November 30, 2017
23

Investing in improved client experience through digitalization

Illustrative investment roadmap

Bubble sizes indicate potential total investment


Client Channels
Process enhancements
Credit Suisse Direct Business
Online leasing, payment assistant, multi-banking and balance optimizer for corporate clients
Credit Suisse Direct
Online Banking for Private Clients
TWINT
Online mobile payment app
Digital relationship onboarding
Fully digitalized client onboarding with adoption rate of 80%[1]
Swiss Post Solution
Kids Banking
Direct Advisor
Relationship managers application with improved Credit Risk Management capabilities
New investment advisory process
Comprehensive digital advisory process across all client channels
Legal Entity Onboarding
Enhanced online banking functionalities
Credit digitalization
1Q17
2Q17
3Q17
4Q17
2018 and beyond

1 Since launch in January 2017

CREDIT SUISSE
November 30, 2017
24

Key trends in private banking redefining our business model

Regulatory & Compliance

Continuous increase in complexity and administration

Technology

Shift in client interaction and process efficiency

Distribution

Significant change in client behavior and needs



Impact on Financial Industry
High
Low
Effective Corporate Governance
Market infrastructure revision
Pressure on capital & liquidity
Financial products regulation
FinTechs & digitalization
Increased data protection challenges
Prudential measures
Investor protection measures
2017
2018
2019
2020

Selected Credit Suisse statistics

- High adoption rate of new CS Direct[1] >50%
- Adoption rate digital on-boarding[2] ~80%
- Continuous decrease in client transactions in branches since 2013[3] -20%

Selected Credit Suisse statistics

- Reduction of # branches[4] by 23% since 2013
- Decrease in Affluent relationship managers by ~150 FTE in 9M17
- Increase in E&E locations and relationship managers by 64% and 23% since September 2016 respectively

1 Data as of September 2017; adoption rate since launch in June 2017 2 Data as of September 2017; adoption rate since launch in January 2017 3 Reduction in number of transactions at bank teller in 2016 vs 2013 4 Includes Neue Aargauer Bank

CREDIT SUISSE
November 30, 2017
25

Notes (1/2)

General notes

- For reconciliation of **adjusted to reported results**, refer to the Appendix of either the CEO or CFO Investor Day 2017 presentation. Throughout the presentation rounding differences may occur
- Unless otherwise noted, all **CET1 ratio**, **Tier 1 leverage ratio**, **risk-weighted assets** and **leverage exposure** figures shown in this presentation are as of the end of the respective period and on a "look-through" basis
- **Gross and net margins** are shown in basis points
  Gross margin = adj. net revenues annualized / average AuM; net margin = adj. pre-tax income annualized / average AuM
- **Mandates penetration** reflects advisory and discretionary mandates as percentage of total AuM

Specific notes

* Our cost savings program is measured using adjusted operating expenses at constant FX rates. "Adjusted operating expenses at constant FX rates" and "adjusted non-compensation operating expenses at constant FX rates" include adjustments as made in all our disclosures for restructuring expenses, major litigation expenses and a goodwill impairment taken in 4Q15 as well as adjustments for certain accounting changes (which had not been in place at the launch of the cost savings program), debit valuation adjustments (DVA) related volatility and for FX, applying the following main currency exchange rates for
1Q15: USD/CHF 0.9465, EUR/CHF 1.0482, GBP/CHF 1.4296, 2Q15: USD/CHF 0.9383, EUR/CHF 1.0418, GBP/CHF 1.4497,
3Q15: USD/CHF 0.9684, EUR/CHF 1.0787, GBP/CHF 1.4891, 4Q15: USD/CHF 1.0010, EUR/CHF 1.0851, GBP/CHF 1.5123,
1Q16: USD/CHF 0.9928, EUR/CHF 1.0941, GBP/CHF 1.4060, 2Q16: USD/CHF 0.9756, EUR/CHF 1.0956, GBP/CHF 1.3845,
3Q16: USD/CHF 0.9728, EUR/CHF 1.0882, GBP/CHF 1.2764, 4Q16: USD/CHF 1.0101, EUR/CHF 1.0798, GBP/CHF 1.2451,
1Q17: USD/CHF 0.9963, EUR/CHF 1.0670, GBP/CHF 1.2464, 2Q17: USD/CHF 0.9736, EUR/CHF 1.0881, GBP/CHF 1.2603,
3Q17: USD/CHF 0.9645, EUR/CHF 1.1413, GBP/CHF 1.2695.
These currency exchange rates are unweighted, i.e. a straight line average of monthly rates. We apply this calculation consistently for the periods under review. Adjusted non-compensation expenses are adjusted operating expenses excluding compensation and benefits. To calculate adjusted non-compensation expenses at constant FX rates, we subtract compensation and benefits (adjusted at constant FX rates in the manner described above) from adjusted operating expenses at constant FX rates.

† Regulatory capital is calculated as the worst of 10% of RWA and 3.5% of leverage exposure. Return on regulatory capital is calculated using (adjusted) income after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure. For the Markets business within the APAC division and for the Global Markets and Investment Banking & Capital Markets divisions, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology to calculate return on regulatory capital.

CREDIT SUISSE

November 30, 2017 26

 Notes (2/2)  Abbreviations  Adj. = Adjusted; AI = Artificial Intelligence; AM = Asset Management; AML = Anti-Money Laundering; APAC = Asia Pacific; AT1 = Additional Tier 1; AuM = Assets under Management; BCBS = Basel Committee on Banking Supervision; BIS = Bank for International Settlements; bps = basis points; CAGR = Compound Annual Growth Rate; CCRO = Chief Compliance and Regulatory Affairs Officer; CET1 = Common Equity Tier 1; CIC = Corporate & Institutional Clients; CIF = Customer/Client Information File; Corp. Ctr. = Corporate Center; CVA = Credit Valuation Adjustment; DCM = Debt Capital Markets; EAM = External Asset Manager; ECM = Equity Capital Markets; EM = Emerging Markets; EMEA = Europe, Middle East & Africa; EPS = Earnings Per Share; EQ = Equities; EU = European Union; FICC = Fixed Income, Currencies & Commodities; FINMA = Swiss Financial Market Supervisory Authority; FLP = Fund Linked Products; FRTB = Fundamental Review of the Trading Book; FX = Foreign Exchange; G10 = Group of Ten; GDP = Gross Domestic Product; GM = Global Markets; IBCM = Investment Banking & Capital Markets; IBD = Investment Banking Department; IC = Investment Consultant; IMF = International Monetary Fund; IP = Investor Products; IPO = Initial Public Offering; IRB = Internal Ratings Based; IT = Information Technology; ITS = International Trading Solutions; IWM = International Wealth Management; JV = Joint Venture; LSC = Large Swiss Corporates; M&A = Mergers & Acquisitions; MI = Management Information; Mkts = Markets; NNA = Net new assets; Op Risk = Operational Risk; PB = Private Banking; PC = Private Clients; PEP = Politically Exposed Person; pp = percentage points; PTI = Pre-tax income; PWMC = Private & Wealth Management Clients; RM = Relationship Manager(s); RoRC = Return on Regulatory Capital; RoTE = Return on Tangible Equity; RPA = Robotic Process Automation; RWA = Risk-weighted assets; SA-CCR = Standardized Approach to Counterparty Credit Risk; SME = Small and Medium-Sized Enterprises; SMG = Systematic Market-Making Group; SoW = Share of Wallet; SRU = Strategic Resolution Unit; SUB = Swiss Universal Bank; TBTF = Too Big To Fail; TBVS = Tangible Book Value per Share; (U)HNW(I) = (Ultra) High Net Worth (Individuals); VaR = Value-at-Risk; VIX = Volatility Index; WM = Wealth Management; WM&C = Wealth Management & Connected; YoY = Year over year; YTD = Year to Date

 Credit Suisse Investor Day 2017Investment Banking and Capital Markets James L. Amine  November 30, 2017

   Disclaimer  This material does not purport to contain all of the information that you may wish to consider. This material is not to be relied upon as such or used in substitution for the exercise of independent judgment.Cautionary statement regarding forward-looking statements This presentation contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2016 and in the “Cautionary statement regarding forward-looking information" in our media release relating to Investor Day, published on November 30, 2017 and filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements. In particular, the terms “Estimate”, “Illustrative”, “Ambition”, “Objective”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, ambitions and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, interest rate volatility and levels, global and regional economic conditions, political uncertainty, changes in tax policies, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, this information should not be relied on for any purpose. We do not intend to update these estimates, illustrations, ambitions or goals. We may not achieve the benefits of our strategic initiatives We may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives. Estimates, assumptions and opinionsIn preparing this presentation, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take account of variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this presentation may also be subject to rounding adjustments. All opinions and views constitute judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information. Statement regarding non-GAAP financial measures This presentation also contains non-GAAP financial measures, including adjusted results. Information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP can be found in the Appendix of the CEO and CFO Investor Day presentations, published on November 30, 2017. All Investor Day presentations are available on our website at www.credit-suisse.com. Statement regarding capital, liquidity and leverage As of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (in each case, subject to certain phase-in periods). As of January 1, 2015, the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS), was implemented in Switzerland by FINMA. Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this presentation. Capital and ratio numbers for periods prior to 2013 are based on estimates, which are calculated as if the Basel III framework had been in place in Switzerland during such periods. Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. Beginning in 2015, the Swiss leverage ratio is calculated as Swiss total capital, divided by period-end leverage exposure. The look-through BIS tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by end-period leverage exposure.SourcesCertain material in this presentation has been prepared by Credit Suisse on the basis of publicly available information, internally developed data and other third-party sources believed to be reliable. Credit Suisse has not sought to independently verify information obtained from public and third-party sources and makes no representations or warranties as to accuracy, completeness or reliability of such information.

Key messages

IBCM	▪ Well-positioned, global advisory and underwriting franchises ▪ Significant connectivity with GM, APAC, SUB and IWM drives revenue for the entire Bank – ~40% of IBCM gross revenues are shared with other divisions ▪ Capital efficient, high-return platform
Progress since last Investor Day	▪ Grew revenue through strategies tailored to each client segment that leverage the global platform ✓ *LTM net revenues up 18% year-on-year* ▪ Improved profitability by driving operating efficiencies ✓ *LTM adj. PTI up 470% year-on-year* ▪ Delivered returns in excess of cost of capital: target 15-20% adj. return on regulatory capital† by 2018 ✓ *LTM adj. return on regulatory capital† at 16%*
Key priorities	▪ Maintain balanced product mix and increase connectivity with other divisions ▪ Improve operating performance in EMEA ▪ Self-fund investment that maintains competitiveness ▪ Continue disciplined expense management

Note: LTM = Last Twelve Months as of 9/30/2017. Adjusted results are non-GAAP financial measures. A reference to the reconciliation to reported results is included in the Appendix
† See Appendix

CREDIT SUISSE
November 30, 2017
3

 Revenue mix1  M&A revenue1,2 growth  Balanced revenue mix by growing M&A and ECM  ECM revenue1,2 growth  Credit Suisse  Market  Δ vs. Market+11 pp  Δ vs. Market+26 pp  2016-9M17    44%  Credit Suisse  Market  Source: Dealogic as of September 30, 2017. Note: Based on IBCM addressable market; includes Americas and EMEA only. Percentages may not total due to rounding 1 Based on revenues before JV transfers to other divisions, Corporate Bank and funding costs. Excludes structured products, UHNW and other IBCM revenues 2 Represents year-on-year growth, indexed to 2014  LTM(as of Sep 30, 2017)  LTM(as of Sep 30, 2017)

 Covered1 share of wallet by client segment  Improved share of wallet across all client segments  Source: Dealogic as of September 30, 2017. Note: IG = Investment Grade; Non-IG = Non-Investment Grade. All share of wallet data is based on IBCM addressable market; includes Americas and EMEA only; excludes self-advised deals and non-core DCM products (investment grade loans, asset-backed and mortgage-backed securities, and government debt). Percentages may not total due to rounding1 Covered clients are defined as priority clients actively covered by IBCM and may vary from year to year        30% of Market  44% of Market  27% of Market  +108 bps  +207 bps  +96 bps

 Share of wallet growth driven by investment in the coverage footprint  Managing Director population  ~40% have more than a decade of experience as MDs  ~10% repeat hires  12.5 years average tenure  Want to break the scale to better visualize the increase?Changed to be more pronounced  +8%

 Revenue growth has outpaced peers since announcing strategy  Underwriting and advisory revenue growth since 2015 Investor Day  Market Growth  Source: Peer financial reports and filings. Underwriting and advisory revenue growth since 2015 Investor Day based on reported revenue growth for the aggregate FY16 and 9M17 period compared to the aggregate FY15 and 9M16 period. Credit Suisse based on IBCM addressable market; includes Americas and EMEA only. Peers based on global market.  0%

   Strategy has delivered steady improvement in revenue and profitability  Net revenues and adj. direct operating expenses in USD mn  Adjusted pre-tax income in USD mn  Note: Direct operating expenses defined as operating expenses excluding allocated expenses. Adjusted results are non-GAAP financial measures. A reference to the reconciliation to reported results is included in the Appendix   +372%  Net revenues  Adjusted direct operating expenses  +17%  -5%  LTM(as of Sep 30, 2017)  LTM(as of Sep 30, 2017)  2015  2016  LTM vs 2015

   Revenue growth and operating leverage drive returns  Net revenues in USD mn  Cost/income ratio based on USD and adj. numbers  Adjusted RoRC† based on USD  Note: Adjusted results are non-GAAP financial measures. A reference to the reconciliation to reported results is included in the Appendix† See Appendix  +17%  -17 pp  +11 pp  LTM(as of Sep 30, 2017)  LTM(as of Sep 30, 2017)  LTM(as of Sep 30, 2017)

 IBCM targets  Note: Adjusted results are non-GAAP financial measures. A reference to the reconciliation to reported results is included in the Appendix1 2017 estimate based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2017 may differ from any estimates† See Appendix  Adjusted RoRC† in USD  2018 Target adjusted return on regulatory capital†: 15 – 20%    1

 Credit Suisse Investor Day 2017Investment Banking and Capital Markets David Hermer, Head of Equity Capital Markets

   ECM overview  IPO activity  IPO fee pool by region  Credit Suisse IPO share of wallet  Backdrop  Source: Dealogic as of September 30, 2017Note: All market and share of wallet data are based on IBCM addressable market; includes Americas and EMEA only  Power alleys activeIncreasing momentum for Credit Suisse  Healthier volumes in 2017Significantly improved breadth of issuance  +440 bps  US/Canada  EMEA  LatAm  LTM(as of Sep 30, 2017)

ECM outlook

VIX



60
50
40
30
20
10
0
Min = 9 (Nov 2017)
Avg = 16
Max = 48 (Aug 2011)
Average
2017 Avg. ~11
Jan-11
Jan-12
Jan-13
Jan-14
Jan-15
Jan-16
Jan-17

Benchmark indices (indexed)



130
120
110
100
90
NASDAQ +26%
S&P +15%
STOXX 600 +6%
FTSE 100 +3%
Jan-17
Mar-17
May-17
Jul-17
Sep-17
Nov-17

12-month forward EPS (indexed)



112
110
108
106
104
102
100
98
NASDAQ +11%
STOXX 600 +10%
S&P +8%
FTSE 100 +5%
Jan-17
Mar-17
May-17
Jul-17
Sep-17
Nov-17

Source: FactSet as of November 16, 2017

CREDIT SUISSE
November 30, 2017
13

 Credit Suisse Investor Day 2017Investment Banking and Capital Markets Malcolm Price, Head of Financial Sponsors

 Financial Sponsors overview  Source: Dealogic as of September 30, 2017. Note: All market, share of wallet and rank data are based on IBCM addressable market; excludes self-advised deals and non-core DCM products (investment grade loans, asset-backed and mortgage-backed securities, and government debt) 1 Based on 2012 to September 30, 2017 2 Share of wallet is based on LTM as of September 30, 2017        #1    #3    #1    #1    #1    #1  Financial Sponsors Market in USD bn  15 bn Avg. Ann. Fees1  Americas Financial Sponsors Market in USD bn  Credit Suisse Rank  Credit Suisse Share of Wallet  AmericasSponsors Market Fees  2

 Financial Sponsors outlook  Financial Sponsor opportunity in USD bn  Undrawn Private Equity commitments and unrealized portfolio values in USD bn  Source: Dealogic as of September 30, 2017 and Preqin as of November 17, 2017Note: All market data is based on IBCM addressable market; includes Americas and EMEA only; excludes self-advised deals and non-core DCM products (investment grade loans, asset-backed and mortgage-backed securities, and government debt)1 Reflects undrawn private equity commitments targeted for buyouts only  M&A  ECM  Lev Fin  DCM  SponsorsMarket Fees  1

 Appendix  November 30, 2017  17

Notes (1/2)

General notes

- For reconciliation of **adjusted to reported results**, refer to the Appendix of either the CEO or CFO Investor Day 2017 presentation. Throughout the presentation rounding differences may occur
- Unless otherwise noted, all **CET1 ratio**, **Tier 1 leverage ratio**, **risk-weighted assets** and **leverage exposure** figures shown in this presentation are as of the end of the respective period and on a "look-through" basis
- **Gross and net margins** are shown in basis points
  Gross margin = adj. net revenues annualized / average AuM; net margin = adj. pre-tax income annualized / average AuM
- **Mandates penetration** reflects advisory and discretionary mandates as percentage of total AuM

Specific notes

* Our cost savings program is measured using adjusted operating expenses at constant FX rates. "Adjusted operating expenses at constant FX rates" and "adjusted non-compensation operating expenses at constant FX rates" include adjustments as made in all our disclosures for restructuring expenses, major litigation expenses and a goodwill impairment taken in 4Q15 as well as adjustments for certain accounting changes (which had not been in place at the launch of the cost savings program), debit valuation adjustments (DVA) related volatility and for FX, applying the following main currency exchange rates for
1Q15: USD/CHF 0.9465, EUR/CHF 1.0482, GBP/CHF 1.4296, 2Q15: USD/CHF 0.9383, EUR/CHF 1.0418, GBP/CHF 1.4497,
3Q15: USD/CHF 0.9684, EUR/CHF 1.0787, GBP/CHF 1.4891, 4Q15: USD/CHF 1.0010, EUR/CHF 1.0851, GBP/CHF 1.5123,
1Q16: USD/CHF 0.9928, EUR/CHF 1.0941, GBP/CHF 1.4060, 2Q16: USD/CHF 0.9756, EUR/CHF 1.0956, GBP/CHF 1.3845,
3Q16: USD/CHF 0.9728, EUR/CHF 1.0882, GBP/CHF 1.2764, 4Q16: USD/CHF 1.0101, EUR/CHF 1.0798, GBP/CHF 1.2451,
1Q17: USD/CHF 0.9963, EUR/CHF 1.0670, GBP/CHF 1.2464, 2Q17: USD/CHF 0.9736, EUR/CHF 1.0881, GBP/CHF 1.2603,
3Q17: USD/CHF 0.9645, EUR/CHF 1.1413, GBP/CHF 1.2695.
These currency exchange rates are unweighted, i.e. a straight line average of monthly rates. We apply this calculation consistently for the periods under review. Adjusted non-compensation expenses are adjusted operating expenses excluding compensation and benefits. To calculate adjusted non-compensation expenses at constant FX rates, we subtract compensation and benefits (adjusted at constant FX rates in the manner described above) from adjusted operating expenses at constant FX rates.

† Regulatory capital is calculated as the worst of 10% of RWA and 3.5% of leverage exposure. Return on regulatory capital is calculated using (adjusted) income after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure. For the Markets business within the APAC division and for the Global Markets and Investment Banking & Capital Markets divisions, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology to calculate return on regulatory capital.

CREDIT SUISSE
November 30, 2017
18

 Notes (2/2)  Abbreviations  Adj. = Adjusted; AI = Artificial Intelligence; AM = Asset Management; AML = Anti-Money Laundering; APAC = Asia Pacific; AT1 = Additional Tier 1; AuM = Assets under Management; BCBS = Basel Committee on Banking Supervision; BIS = Bank for International Settlements; bps = basis points; CAGR = Compound Annual Growth Rate; CCRO = Chief Compliance and Regulatory Affairs Officer; CET1 = Common Equity Tier 1; CIC = Corporate & Institutional Clients; CIF = Customer/Client Information File; Corp. Ctr. = Corporate Center; CVA = Credit Valuation Adjustment; DCM = Debt Capital Markets; EAM = External Asset Manager; ECM = Equity Capital Markets; EM = Emerging Markets; EMEA = Europe, Middle East & Africa; EPS = Earnings Per Share; EQ = Equities; EU = European Union; FICC = Fixed Income, Currencies & Commodities; FINMA = Swiss Financial Market Supervisory Authority; FLP = Fund Linked Products; FRTB = Fundamental Review of the Trading Book; FX = Foreign Exchange; G10 = Group of Ten; GDP = Gross Domestic Product; GM = Global Markets; IBCM = Investment Banking & Capital Markets; IBD = Investment Banking Department; IC = Investment Consultant; IMF = International Monetary Fund; IP = Investor Products; IPO = Initial Public Offering; IRB = Internal Ratings Based; IT = Information Technology; ITS = International Trading Solutions; IWM = International Wealth Management; JV = Joint Venture; LSC = Large Swiss Corporates; M&A = Mergers & Acquisitions; MI = Management Information; Mkts = Markets; NNA = Net new assets; Op Risk = Operational Risk; PB = Private Banking; PC = Private Clients; PEP = Politically Exposed Person; pp = percentage points; PTI = Pre-tax income; PWMC = Private & Wealth Management Clients; RM = Relationship Manager(s); RoRC = Return on Regulatory Capital; RoTE = Return on Tangible Equity; RPA = Robotic Process Automation; RWA = Risk-weighted assets; SA-CCR = Standardized Approach to Counterparty Credit Risk; SME = Small and Medium-Sized Enterprises; SMG = Systematic Market-Making Group; SoW = Share of Wallet; SRU = Strategic Resolution Unit; SUB = Swiss Universal Bank; TBTF = Too Big To Fail; TBVS = Tangible Book Value per Share; (U)HNW(I) = (Ultra) High Net Worth (Individuals); VaR = Value-at-Risk; VIX = Volatility Index; WM = Wealth Management; WM&C = Wealth Management & Connected; YoY = Year over year; YTD = Year to Date

 Credit Suisse Investor Day 2017International Wealth ManagementIqbal Khan, Bruno Daher, Claudio de Sanctis  November 30, 2017

   Disclaimer  This material does not purport to contain all of the information that you may wish to consider. This material is not to be relied upon as such or used in substitution for the exercise of independent judgment.Cautionary statement regarding forward-looking statements This presentation contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2016 and in the “Cautionary statement regarding forward-looking information" in our media release relating to Investor Day, published on November 30, 2017 and filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements. In particular, the terms “Estimate”, “Illustrative”, “Ambition”, “Objective”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, ambitions and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, interest rate volatility and levels, global and regional economic conditions, political uncertainty, changes in tax policies, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, this information should not be relied on for any purpose. We do not intend to update these estimates, illustrations, ambitions or goals. We may not achieve the benefits of our strategic initiatives We may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives. Estimates, assumptions and opinionsIn preparing this presentation, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take account of variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this presentation may also be subject to rounding adjustments. All opinions and views constitute judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information. Statement regarding non-GAAP financial measures This presentation also contains non-GAAP financial measures, including adjusted results. Information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP can be found in the Appendix of the CEO and CFO Investor Day presentations, published on November 30, 2017. All Investor Day presentations are available on our website at www.credit-suisse.com. Statement regarding capital, liquidity and leverage As of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (in each case, subject to certain phase-in periods). As of January 1, 2015, the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS), was implemented in Switzerland by FINMA. Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this presentation. Capital and ratio numbers for periods prior to 2013 are based on estimates, which are calculated as if the Basel III framework had been in place in Switzerland during such periods. Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. Beginning in 2015, the Swiss leverage ratio is calculated as Swiss total capital, divided by period-end leverage exposure. The look-through BIS tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by end-period leverage exposure.SourcesCertain material in this presentation has been prepared by Credit Suisse on the basis of publicly available information, internally developed data and other third-party sources believed to be reliable. Credit Suisse has not sought to independently verify information obtained from public and third-party sources and makes no representations or warranties as to accuracy, completeness or reliability of such information.

Key messages

International Wealth Management	▪ **A leading Private Banking position** across emerging markets and Europe ▪ **Strong Asset Management capabilities** across our traditional & alternative product lines globally ▪ Focus on **superior, compliant and profitable growth**
Progress since last Investor Day	▪ Consistent strategy execution with **step-change in revenues and PTI** ▪ Returned to **profitability in Europe**, **double-digit growth in emerging markets** and **transition of AM** on track ▪ **Self-funded growth investments** through stringent cost discipline
Way forward	▪ Continue to **broaden contribution to growth** across producer population ▪ Further **align client advisory portfolios' risk/return profile** to our House View ▪ Leverage firm-wide capabilities to **meet untapped client demand**

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IWM with significant international PB franchise and a global AM footprint

Private Banking

PB ranking[2]

	Emerging Markets[3]	Europe[4]
Ranking	1	3
Regional wealth growth	**~7%** CAGR regional wealth **growth to 2025**[1]	**~4%** CAGR regional wealth **growth to 2025**[1]
AuM	CHF **~215 bn AuM** (~70% from strategic and other UHNW clients)	CHF **~140 bn AuM** (~45% from strategic and other UHNW clients)

Asset Management

AM ranking

	Traditional investments	Alternative investments
Ranking	2 — **Swiss Fund** Market Provider[5]	7 — **Global Alternative** Asset manager[6]
AuM	CHF **~250 bn AuM**	CHF **~130 bn AuM**

~85% from Institutional & 3rd Party clients
~15% from Credit Suisse Private Banking clients

Note: AuM data as of end 9M17 1 Credit Suisse and McKinsey Wealth Pools 2017 2 As per Euromoney 2017 Survey for 'Best Private Banking Services Overall' 3 Middle East & Africa, Emerging Europe and Latin America 4 Including International Private Clients business 5 Swiss Funds & Asset Management Association media release March 2017 6 Willis Towers Watson Global Alternatives Survey 2017, company filings

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   Achieved step change in profitability: 9M17 already in line with FY16 level  1.1 bn  0.8 bn  0.8 bn  +22%  +39%  +55%  FY 2016  +38%  vs. 9M15    1.1 bn  300 mn  241 mn  260 mn  308 mn  IWM adjusted PTI in CHF  1Q  2Q  3Q  382 mn  378 mn  327 mn  Note: Adjusted results are non-GAAP financial measures. A reference to the reconciliation to reported results is included in the Appendix

Successful execution of the priorities presented at Investor Day 2016…

How we executed in 9M17 against our end 2018 goals:

Grow PTI by around CHF **150 mn** in **Europe**	**Grow** leading franchises in **Middle East & Africa** and **Emerging Europe**	**Balance transition** with **growth ambition** in **Latin America**	**Grow adjusted PTI** by over CHF **200 mn** in **Asset Management**
✓ Clear progress	✓ Clear progress	✓ Clear progress	✓ Clear progress
>100 mn Pre-tax income growth[1]	**27%** Pre-tax income growth	**29%** Pre-tax income growth	**37%** Adj. pre-tax income growth
13% Net revenues growth	**14%** Net revenues growth	**10%** Net revenues growth	**21%** Management fees growth
7% NNA growth rate	**10%** NNA growth rate	**(2)%** NNA growth rate	**8%** NNA growth rate

Note: Adjusted results are non-GAAP financial measures. A reference to the reconciliation to reported results is included in the Appendix.
Revenues and pre-tax income growth: 9M17 vs. 9M16, NNA annualized growth during 9M17   1 Shown as absolute as the business turned to profitability and percentage change is therefore not meaningful

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…while consistently delivering on our client focused strategy

	Objectives	9M17 achievement (examples)
Deliver Client Value	Leverage our **Investment Engine**	**CHF 7 bn** mandates sales; 3-year **outperformance**[1]
	Capitalize on **AM's product expertise**	**PB channel** drives ~2/3rd of AM NNA[2]
	Enhance **lending capabilities**	CHF 1.5 bn **net loan growth** at 10 bps **higher loan margin**[3]
Enhance Client Proximity	Grow **Strategic Clients** franchise	**Strategic clients revenues up** 27%; **~55% of PB NNA**[4]
	Strategic **RM hiring**	Double digit **growth in RM productivity**
	Develop **footprint**	Built-out capabilities in **UK & Lux. hubs** and **Mexico onshore**
Increase Client Time	Develop **digital service** model	Launched **digital** client **collaboration tools** & **e-onboarding**
	Efficiency, automation & **accountability**	Streamlined **account opening**; accelerated **time-to-market**
	Strengthen **compliance** & **risk**	Further enhanced **compliance & risk oversight**

1 Asset Risk Consultants PCI Report 2Q17 2 Excluding NNA from Investments & Partnerships 3 Loan margin 9M17 vs 2016 4 Revenues growth 9M17 vs. 9M16; share of IWM PB NNA in 9M17

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      1 Asset Risk Consultants PCI Report 2Q17 2 Credit Suisse Invest Note: 30% mandates as of end 9M17    Investment performance relative to peers3-year period from 9M14 through 9M171  Mandates net sales momentumin CHF bn  Advisory2  Discretionary  House View outlook  Mandates penetration at 30%; aim to increase to >40%    7.2  2.0  2%  4%  6%  8%  10%  Successful house view performance rewarded by strong mandate inflows   One market view across the firm      Creating single and bank-wide House View, combining PB and GM economic & market analysis capabilities Consolidating our research and strategy teams even furtherContinued roll out ofGM equity research into ourglobal WM franchise

Capitalizing on our Asset Management product expertise

AM net new assets (NNA)[1] in CHF bn



12.5
~2/3rd of NNA through Private Banking channel
4.0
9M16
9M17

AM AuM breakdown by sales channel end 9M17



Institutional and 3rd parties
Private Banking
~15%
Aim to grow through close partnership with GM and strong direct coverage of top institutions and 3rd-party placement agents

Strong client demand is expected to drive a further increase in PB/AM collaboration

1 Excluding NNA from Investments & Partnerships

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Loan growth at increasing margins and strong credit risk history

Credit volume[1] in CHF bn


+2%
48.4
49.2
2016
9M17

	2016	9M17
Net new lending in CHF bn	4.1	1.5

Gross loan revenue margin[2] in basis points


10
160
170
2016
9M17

Avg. annual loss rate through the cycle[3]	~10 bps

1 2016 restated from prior disclosure to reflect transfer of exposures from APAC to IWM 2 Client rate net of reference rate over average loan volume
3 From 2003 through 2016 for mortgages, from 2006 through 2016 for aviation finance, from 2001 through 2016 for export finance and from 2002 through 2016 for ship finance and lombard lending

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   Addressing financing needs of our wealth management clients  1 2016 restated from prior disclosure to reflect transfer of exposures from APAC to IWM 2 Including structured lending of 1.2% and 1.6% at end 2016 and end 9M17, respectively 3 Export Credit Agency  Entrepreneurial growthdown 3%-points  Investment & asset allocationup 4%-points  Life-Styledown 1%-point        Lombardlending2  Real Estate  Aviation/Yachtfinance  Shipfinance  Export finance(ECA3 backed)  Client needs  54%  56%  10%  12%  7%  6%  23%  21%  6%  5%  Credit volume share1        End 2016  End 3Q17

Continue to build out our strategic clients franchise

Strong increase in revenues from strategic clients



~27%
9M16
9M17

Strong net new assets from strategic clients
9M17 net new assets in CHF bn



~55% of NNA
from strategic clients
7.2
5.7
12.9
Strategic clients
Other clients
Total IWM PB

Maintained strong gross margin[1] related to strategic clients in basis points



-2
51
49
9M16
9M17

Expect up to CHF 100 mn revenue growth in 2018 from wallet share gains and a broader strategic client base

1 Does not include revenues booked in divisions other than IWM; 9M16 restated from prior disclosures at 49 bp to reflect changes in targeted client population

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Systematic coverage of an Entrepreneur and his company

Practical Example

Middle East based **UHNW client, founder and chairman** of a leading Business House in the region… …seeking a reliable partner to holistically address his **private investment and entrepreneurial growth needs**

Holistic bespoke coverage

from 2013… …through 2017…

Know Your Client

Personal investment needs	**Private Banking solutions**, i.e. asset management solutions, aircraft financing, residential mortgages, etc.				**One-Stop destination** **Relationship Manager** **Lending Specialists** **Investment Banking** **Asset Management** **Risk and Compliance**
Entrepreneurial needs	Debt issuance	Private placement	Bridge financing	Acquisition financing	

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Utilizing lending to transform local concentration into global diversification

Practical Example

Client profile and needs

UHNWIs in the region **typically have a majority** of their **Net Worth invested locally**

Low-return of local investments fosters client to seek:

- yield **enhancement** via…
- asset **diversification** with…
- **global** investment **opportunities**

...without divesting local holdings

Primary banker for Clients in the Region …

One-stop destination offering both **Local** and **International Capabilities** catering to **Lending** and **Investment** needs

…providing bespoke solutions and delivery

- **Consolidation of local holdings** with Credit Suisse
- **Monetization** with our **Structured Lending** capabilities
- **Loan proceeds reinvested** with Credit Suisse into global portfolio of diversified, best-in-class solutions (e.g. AM, Structured Solutions)
- Client subsequently **transferred additional financial investments** from other institutions **to Credit Suisse**

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Offering holistic bespoke solutions to UHNW clients

Practical Example

Client profile and needs

European based **UHNW client** with several billion of wealth

Entrepreneurial activities in different industries

One-stop-shop offering 360° integrated solutions in **wealth management, structuring, financing** and **capital raising**

Holistic bespoke solutions

	As Private Individual	As Entrepreneur
Asset / Equity side	Discretionary and Advisory **Mandates**, Opportunistic **Investment Solutions**, Family **Governance, Succession** Planning	**Equity capital market support** as co-leading IPO arranger
Liability side	Yield enhancement as **lender against single stock** position	**Debt capital market support** as bond issuance coordinator

360° services

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Quality hiring in targeted growth markets, leading to higher productivity

Targeted rebalancing and upgrading of talent base…

Number of RM



Emerging markets[1]
640
+140
-120
660
Net: +20
Europe[2]
520
+30
-80
470
Net: -50
3Q16
Hires
Leavers
3Q17

… drives double digit RM productivity improvements

in CHF mn



+17%
268
314
+12%
2.11
2.37
9M16
9M17
AuM per RM
9M16
9M17
Net revenues per RM

1 Including RM not allocated to regional business areas

2 Including International Private Clients business area, which services lower wealth band clients, predominantly from Europe

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Continue to broaden individual producer contribution

Year-on-year revenue growth per RM Revenue growth 9M17 annualized vs. 2016



Amplify
Activate
Re-energize &
consolidate
RMs by
revenue growth
Simplified
~70% of RMs with positive revenue growth

- **More systematic advice** via advisory mandates and support of investment specialists
- **Continued implementation of House View** to optimize client portfolios' risk/return profile for a large part of advisory relationships
- **Streamline processes** front to back to **free up advisor time**
- Leverage cross-divisional capabilities to **meet untapped client demand**

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Leveraging GM capabilities to meet untapped client demand

ITS capabilities	Significant client demand capacity
Structured Solution	Currently **low AuM penetration** and **supportive market environment**
Foreign Exchange	FX exposure an **embedded, but insufficiently addressed investment risk** in many of our client's wealth structures
Financing Solution	Clients seeking **investment diversification and yield-enhancement**
Bespoke Transactions	**Referrals of PB's entrepreneurial client base** into GM/ITS

ITS collaboration revenues with IWM PB clients


+26%
9M16
9M17
Potential

Note: ITS, International Trading Solutions, is an internal business partnership between the Credit Suisse divisions of Global Markets, International Wealth Management and Swiss Universal Bank

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House View and ITS capabilities delivering value-add solutions for clients

Practical Example

An exclusive solution…	…delivered via front-to-back collaboration…	…generating significant impact
▪ **Protected Note** on a **financial credit fund** ▪ Full capital **protection** ▪ Full upside **participation** ▪ **Exclusively available** for Credit Suisse clients	▪ **Research conviction call (House View)** Financials offering the best risk/return reward in credit market ▪ **ITS structuring capabilities** Distinctive fund-linked solution made available to PB clients through dedicated one-stop organization ▪ **RM & IC[1] engagement** Promoting and explaining the solution in a House-View-linked portfolio context	▪ **USD 490 mn AuM** (capped) ▪ Allocated within **1 week** (over-subscribed) ▪ More than **100 clients** ▪ Distributed in **8 EU locations**

Note: ITS, International Trading Solutions, is an internal business partnership between the Credit Suisse divisions of Global Markets, International Wealth Management and Swiss Universal Bank
1 RM = Relationship Manager; IC = Investment Consultant

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   Protecting the franchise and reputation while increasing control effectiveness & efficiency    Client Risks  Processes & Simplification  Technology  People Risks  Enhancing key Compliance & Risk processes to ensure superior and compliant growth

   Profitable and compliant growth towards CHF 1.8 bn PTI in 2018  Adjusted results are non-GAAP financial measures. A reference to the reconciliation to reported results is included in the Appendix 1 2017 estimate based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2017 may differ from any estimates  ~1.4 −1.5  1.1(9M17)  1.8  confirmed    IWM adjusted pre-tax income in CHF bn  1

 Appendix  November 30, 2017  22

Successfully transitioned AM business mix towards wholly-owned operating businesses, while growing recurring fees and PTI

Asset Management revenue contribution by type/business in CHF mn



Operating businesses[1]
Performance & placement fees
Management fees
756
207
763
183
938
129
Investments & Partnerships
9M15
9M16
9M17

Fee-based gross margin in basis points	9M15	9M16	9M17
	33	32	34

Asset Management adjusted pre-tax income in CHF mn



147
179
246
9M15
9M16
9M17

Adjusted cost/ income ratio in %	9M15	9M16	9M17
	85	81	77

Note: Adjusted results are non-GAAP financial measures. A reference to the reconciliation to reported results is included in the Appendix

1 All of AM business excluding Investments & Partnerships

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Strong cost-discipline driving operating leverage

IWM adjusted operating expenses in CHF bn, excluding impact from SMG[1]



3.5
Self-funded growth
3.5
2.6
9M16
Self-funded growth
2.6
2015
Investments
Savings
2016
Investments
Savings
9M17

Expect to continue to self-fund growth in 2018

Growth Investments

- Invested in **key platforms** and developed **onshore client proximity**
- **Digital** RM/client **collaboration tools** and **e-onboarding**
- Strategic **hiring** and targeted **upgrading of talent base**

Cost Savings

- **Delayering, workforce and location** optimization
- Process **simplification and automation**
- **Exited** non-strategic businesses

Operating Leverage

- Double-digit growth in **RM productivity**
- Enhanced **scalability of franchise**

Note: Adjusted results are non-GAAP financial measures. A reference to the reconciliation to reported results is included in the Appendix
1 Excluding expenses of CHF 13mn in 2016 and CHF 92 mn in 9M17 for SMG, which was transitioned from the Global Markets division to IWM in December 2016

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Notes (1/2)

General notes

- For reconciliation of **adjusted to reported results**, refer to the Appendix of either the CEO or CFO Investor Day 2017 presentation. Throughout the presentation rounding differences may occur
- Unless otherwise noted, all **CET1 ratio**, **Tier 1 leverage ratio**, **risk-weighted assets** and **leverage exposure** figures shown in this presentation are as of the end of the respective period and on a "look-through" basis
- **Gross and net margins** are shown in basis points
  Gross margin = adj. net revenues annualized / average AuM; net margin = adj. pre-tax income annualized / average AuM
- **Mandates penetration** reflects advisory and discretionary mandates as percentage of total AuM

Specific notes

* Our cost savings program is measured using adjusted operating expenses at constant FX rates. "Adjusted operating expenses at constant FX rates" and "adjusted non-compensation operating expenses at constant FX rates" include adjustments as made in all our disclosures for restructuring expenses, major litigation expenses and a goodwill impairment taken in 4Q15 as well as adjustments for certain accounting changes (which had not been in place at the launch of the cost savings program), debit valuation adjustments (DVA) related volatility and for FX, applying the following main currency exchange rates for
1Q15: USD/CHF 0.9465, EUR/CHF 1.0482, GBP/CHF 1.4296, 2Q15: USD/CHF 0.9383, EUR/CHF 1.0418, GBP/CHF 1.4497,
3Q15: USD/CHF 0.9684, EUR/CHF 1.0787, GBP/CHF 1.4891, 4Q15: USD/CHF 1.0010, EUR/CHF 1.0851, GBP/CHF 1.5123,
1Q16: USD/CHF 0.9928, EUR/CHF 1.0941, GBP/CHF 1.4060, 2Q16: USD/CHF 0.9756, EUR/CHF 1.0956, GBP/CHF 1.3845,
3Q16: USD/CHF 0.9728, EUR/CHF 1.0882, GBP/CHF 1.2764, 4Q16: USD/CHF 1.0101, EUR/CHF 1.0798, GBP/CHF 1.2451,
1Q17: USD/CHF 0.9963, EUR/CHF 1.0670, GBP/CHF 1.2464, 2Q17: USD/CHF 0.9736, EUR/CHF 1.0881, GBP/CHF 1.2603,
3Q17: USD/CHF 0.9645, EUR/CHF 1.1413, GBP/CHF 1.2695.
These currency exchange rates are unweighted, i.e. a straight line average of monthly rates. We apply this calculation consistently for the periods under review. Adjusted non-compensation expenses are adjusted operating expenses excluding compensation and benefits. To calculate adjusted non-compensation expenses at constant FX rates, we subtract compensation and benefits (adjusted at constant FX rates in the manner described above) from adjusted operating expenses at constant FX rates.

† Regulatory capital is calculated as the worst of 10% of RWA and 3.5% of leverage exposure. Return on regulatory capital is calculated using (adjusted) income after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure. For the Markets business within the APAC division and for the Global Markets and Investment Banking & Capital Markets divisions, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology to calculate return on regulatory capital.

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 Notes (2/2)  Abbreviations  Adj. = Adjusted; AI = Artificial Intelligence; AM = Asset Management; AML = Anti-Money Laundering; APAC = Asia Pacific; AT1 = Additional Tier 1; AuM = Assets under Management; BCBS = Basel Committee on Banking Supervision; BIS = Bank for International Settlements; bps = basis points; CAGR = Compound Annual Growth Rate; CCRO = Chief Compliance and Regulatory Affairs Officer; CET1 = Common Equity Tier 1; CIC = Corporate & Institutional Clients; CIF = Customer/Client Information File; Corp. Ctr. = Corporate Center; CVA = Credit Valuation Adjustment; DCM = Debt Capital Markets; EAM = External Asset Manager; ECM = Equity Capital Markets; EM = Emerging Markets; EMEA = Europe, Middle East & Africa; EPS = Earnings Per Share; EQ = Equities; EU = European Union; FICC = Fixed Income, Currencies & Commodities; FINMA = Swiss Financial Market Supervisory Authority; FLP = Fund Linked Products; FRTB = Fundamental Review of the Trading Book; FX = Foreign Exchange; G10 = Group of Ten; GDP = Gross Domestic Product; GM = Global Markets; IBCM = Investment Banking & Capital Markets; IBD = Investment Banking Department; IC = Investment Consultant; IMF = International Monetary Fund; IP = Investor Products; IPO = Initial Public Offering; IRB = Internal Ratings Based; IT = Information Technology; ITS = International Trading Solutions; IWM = International Wealth Management; JV = Joint Venture; LSC = Large Swiss Corporates; M&A = Mergers & Acquisitions; MI = Management Information; Mkts = Markets; NNA = Net new assets; Op Risk = Operational Risk; PB = Private Banking; PC = Private Clients; PEP = Politically Exposed Person; pp = percentage points; PTI = Pre-tax income; PWMC = Private & Wealth Management Clients; RM = Relationship Manager(s); RoRC = Return on Regulatory Capital; RoTE = Return on Tangible Equity; RPA = Robotic Process Automation; RWA = Risk-weighted assets; SA-CCR = Standardized Approach to Counterparty Credit Risk; SME = Small and Medium-Sized Enterprises; SMG = Systematic Market-Making Group; SoW = Share of Wallet; SRU = Strategic Resolution Unit; SUB = Swiss Universal Bank; TBTF = Too Big To Fail; TBVS = Tangible Book Value per Share; (U)HNW(I) = (Ultra) High Net Worth (Individuals); VaR = Value-at-Risk; VIX = Volatility Index; WM = Wealth Management; WM&C = Wealth Management & Connected; YoY = Year over year; YTD = Year to Date

 Credit Suisse Investor Day 2017Strategic Resolution UnitDavid Mathers  November 30, 2017

   Disclaimer  This material does not purport to contain all of the information that you may wish to consider. This material is not to be relied upon as such or used in substitution for the exercise of independent judgment.Cautionary statement regarding forward-looking statements This presentation contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2016 and in the “Cautionary statement regarding forward-looking information" in our media release relating to Investor Day, published on November 30, 2017 and filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements. In particular, the terms “Estimate”, “Illustrative”, “Ambition”, “Objective”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, ambitions and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, interest rate volatility and levels, global and regional economic conditions, political uncertainty, changes in tax policies, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, this information should not be relied on for any purpose. We do not intend to update these estimates, illustrations, ambitions or goals. We may not achieve the benefits of our strategic initiatives We may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives. Estimates, assumptions and opinionsIn preparing this presentation, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take account of variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this presentation may also be subject to rounding adjustments. All opinions and views constitute judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information. Statement regarding non-GAAP financial measures This presentation also contains non-GAAP financial measures, including adjusted results. Information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP can be found in the Appendix of the CEO and CFO Investor Day presentations, published on November 30, 2017. All Investor Day presentations are available on our website at www.credit-suisse.com. Statement regarding capital, liquidity and leverage As of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (in each case, subject to certain phase-in periods). As of January 1, 2015, the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS), was implemented in Switzerland by FINMA. Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this presentation. Capital and ratio numbers for periods prior to 2013 are based on estimates, which are calculated as if the Basel III framework had been in place in Switzerland during such periods. Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. Beginning in 2015, the Swiss leverage ratio is calculated as Swiss total capital, divided by period-end leverage exposure. The look-through BIS tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by end-period leverage exposure.SourcesCertain material in this presentation has been prepared by Credit Suisse on the basis of publicly available information, internally developed data and other third-party sources believed to be reliable. Credit Suisse has not sought to independently verify information obtained from public and third-party sources and makes no representations or warranties as to accuracy, completeness or reliability of such information.

Key messages

SRU performance

- **Significant progress** to date in reducing PTI and capital drag:
  - RWA (ex. Op Risk) and leverage exposure reduced by USD 39 bn and USD 129 bn, respectively, since 3Q15
  - Adjusted pre-tax loss reduced by USD 0.9 bn in 9M17 vs. 9M16
  - Adjusted **operating expenses lower by USD 1.3 bn** in 9M17 vs. 9M15
  - Significant **reduction in the complexity and overall risk profile** of the portfolio

Key priorities

- **Resolve legacy** issues and **successfully wind-down** the SRU:
  - Continued focus on capital mitigation to meet end-state goals
  - Resolve critical remaining cases to minimize SRU's drag on Group pre-tax income
  - Maintain SRU's strong governance and controls throughout the transition period

Looking ahead

- End-2018 **RWA (ex. Op Risk)** and **leverage exposure** targets of **USD 11 bn** and **USD 40 bn**, respectively
- 2018 pre-tax loss target unchanged at ~USD 1.4 bn
- **New 2019 pre-tax loss target of ~USD 0.5 bn**, reduced from USD 0.8 bn; improvement reflects accelerated closure of the SRU[1] and further expense savings

Note: Adjusted results are non-GAAP financial measures. A reference to the reconciliation to reported results is included in the Appendix
1 SRU program will be economically completed by end-2018; residual operations and assets to be absorbed into the rest of Group from 2019 onwards

CREDIT SUISSE
November 30, 2017
3

SRU continues to reduce its pre-tax income drag on Group results…

SRU adjusted results
in USD bn



Net revenues
-1.1
Pre-tax income
-2.5
Operating expenses
1.3
9M16
-0.8
-1.5
0.7
9M17
+27%
+38%
-45%

Adjusted results are non-GAAP financial measures. A reference to the reconciliation to reported results is included in the Appendix.

CREDIT SUISSE
November 30, 2017
4

   Derivatives  RWA (excl. Operational risk) in USD bn  Leverage exposure in USD bn  Loans & financing facilities  Other assets  Former PB&WM  Market risk  Life finance  Derivatives  Loans & financing facilities  Other assets  Former PB&WM  Life finance  -70%  -66%  Note: Capital breakout based on internal categorization; for illustrative purposes only; operational Risk RWA of USD 20 bn at 3Q15, and USD 20 bn at 3Q17  …and release capital to the Group

   On track to reduce RWA and leverage exposure by ~80% by end-2018  -70%  RWA (excl. operational risk) in USD bn  Leverage exposure in USD bn  -80%    Original Target(as per 2016 Investor Day)  -66%  -80%    Note: Operational Risk RWA of USD 20 bn at 3Q15, and USD 20 bn at 3Q17  Original Target(as per 2016 Investor Day)

Estimated SRU pre-tax loss of <USD 2.0 bn in 2017; pre-tax loss drag estimated to reduce from ~USD 800 mn to ~USD 500 mn in 2019

Adjusted pre-tax income progression[1] in USD mn



Walk forward to 2018 Target
Walk forward to 2019 Target
2017 Estimate[2]
Accelerated exit spend
Loss of fee based revenues
Reduced funding requirements
Realization of expense savings
2018 Target
Improvement to revenue drag
Roll-off of legacy funding
Additional expense savings
2019 New Target
2019 Original Target
< -2,000
~ -50
~ -150
~350
~450
~ -1,400
confirmed ✓
~350
~300
~250
~ -500
revised
~ -800

Note: Illustrative path. Adjusted results are non-GAAP financial measures. PTI walk forward based on internal categorization
1 SRU program will be economically completed by end-2018; residual operations and assets to be absorbed into the rest of Group from 2019 onwards
2 2017 estimate based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2017 may differ from any estimates

CREDIT SUISSE
November 30, 2017
7

 Year-on-year expense reduction of ~USD 450 mn estimated in 2018  Illustrative adjusted operating expense progression in USD mn    Original Ambition(as per 2016 Investor Day)  Note: Adjusted results are non-GAAP financial measures. A reference to the reconciliation to reported results is included in the Appendix  -64%  ~ -450

Key SRU takeaways

- **Meet end-2018 targets:**
  - USD 11 bn RWA (ex. Op Risk)
  - USD 40 bn leverage exposure
  - Adjusted pre-tax loss of ~USD 1.4 bn, reducing to ~USD 0.5 bn in 2019
  - Adjusted operating expense reduction of USD 2.2 bn vs. 2015
- **Resolve legacy issues to minimize 2019 and onwards capital and PTI drag, while developing a plan for reabsorption of remaining items into Credit Suisse Group**
- **Maintain SRU's governance and controls throughout the transition period**

CREDIT SUISSE November 30, 2017 9

 Appendix  November 30, 2017  10

Notes (1/2)

General notes

- For reconciliation of **adjusted to reported results**, refer to the Appendix of either the CEO or CFO Investor Day 2017 presentation. Throughout the presentation rounding differences may occur
- Unless otherwise noted, all **CET1 ratio**, **Tier 1 leverage ratio**, **risk-weighted assets** and **leverage exposure** figures shown in this presentation are as of the end of the respective period and on a "look-through" basis
- **Gross and net margins** are shown in basis points
  Gross margin = adj. net revenues annualized / average AuM; net margin = adj. pre-tax income annualized / average AuM
- **Mandates penetration** reflects advisory and discretionary mandates as percentage of total AuM

Specific notes

* Our cost savings program is measured using adjusted operating expenses at constant FX rates. "Adjusted operating expenses at constant FX rates" and "adjusted non-compensation operating expenses at constant FX rates" include adjustments as made in all our disclosures for restructuring expenses, major litigation expenses and a goodwill impairment taken in 4Q15 as well as adjustments for certain accounting changes (which had not been in place at the launch of the cost savings program), debit valuation adjustments (DVA) related volatility and for FX, applying the following main currency exchange rates for
1Q15: USD/CHF 0.9465, EUR/CHF 1.0482, GBP/CHF 1.4296, 2Q15: USD/CHF 0.9383, EUR/CHF 1.0418, GBP/CHF 1.4497,
3Q15: USD/CHF 0.9684, EUR/CHF 1.0787, GBP/CHF 1.4891, 4Q15: USD/CHF 1.0010, EUR/CHF 1.0851, GBP/CHF 1.5123,
1Q16: USD/CHF 0.9928, EUR/CHF 1.0941, GBP/CHF 1.4060, 2Q16: USD/CHF 0.9756, EUR/CHF 1.0956, GBP/CHF 1.3845,
3Q16: USD/CHF 0.9728, EUR/CHF 1.0882, GBP/CHF 1.2764, 4Q16: USD/CHF 1.0101, EUR/CHF 1.0798, GBP/CHF 1.2451,
1Q17: USD/CHF 0.9963, EUR/CHF 1.0670, GBP/CHF 1.2464, 2Q17: USD/CHF 0.9736, EUR/CHF 1.0881, GBP/CHF 1.2603,
3Q17: USD/CHF 0.9645, EUR/CHF 1.1413, GBP/CHF 1.2695.
These currency exchange rates are unweighted, i.e. a straight line average of monthly rates. We apply this calculation consistently for the periods under review. Adjusted non-compensation expenses are adjusted operating expenses excluding compensation and benefits. To calculate adjusted non-compensation expenses at constant FX rates, we subtract compensation and benefits (adjusted at constant FX rates in the manner described above) from adjusted operating expenses at constant FX rates.

† Regulatory capital is calculated as the worst of 10% of RWA and 3.5% of leverage exposure. Return on regulatory capital is calculated using (adjusted) income after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure. For the Markets business within the APAC division and for the Global Markets and Investment Banking & Capital Markets divisions, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology to calculate return on regulatory capital.

CREDIT SUISSE

November 30, 2017 11

Notes (2/2)  Abbreviations  Adj. = Adjusted; AI = Artificial Intelligence; AM = Asset Management; AML = Anti-Money Laundering; APAC = Asia Pacific; AT1 = Additional Tier 1; AuM = Assets under Management; BCBS = Basel Committee on Banking Supervision; BIS = Bank for International Settlements; bps = basis points; CAGR = Compound Annual Growth Rate; CCRO = Chief Compliance and Regulatory Affairs Officer; CET1 = Common Equity Tier 1; CIC = Corporate & Institutional Clients; CIF = Customer/Client Information File; Corp. Ctr. = Corporate Center; CVA = Credit Valuation Adjustment; DCM = Debt Capital Markets; EAM = External Asset Manager; ECM = Equity Capital Markets; EM = Emerging Markets; EMEA = Europe, Middle East & Africa; EPS = Earnings Per Share; EQ = Equities; EU = European Union; FICC = Fixed Income, Currencies & Commodities; FINMA = Swiss Financial Market Supervisory Authority; FLP = Fund Linked Products; FRTB = Fundamental Review of the Trading Book; FX = Foreign Exchange; G10 = Group of Ten; GDP = Gross Domestic Product; GM = Global Markets; IBCM = Investment Banking & Capital Markets; IBD = Investment Banking Department; IC = Investment Consultant; IMF = International Monetary Fund; IP = Investor Products; IPO = Initial Public Offering; IRB = Internal Ratings Based; IT = Information Technology; ITS = International Trading Solutions; IWM = International Wealth Management; JV = Joint Venture; LSC = Large Swiss Corporates; M&A = Mergers & Acquisitions; MI = Management Information; Mkts = Markets; NNA = Net new assets; Op Risk = Operational Risk; PB = Private Banking; PC = Private Clients; PEP = Politically Exposed Person; pp = percentage points; PTI = Pre-tax income; PWMC = Private & Wealth Management Clients; RM = Relationship Manager(s); RoRC = Return on Regulatory Capital; RoTE = Return on Tangible Equity; RPA = Robotic Process Automation; RWA = Risk-weighted assets; SA-CCR = Standardized Approach to Counterparty Credit Risk; SME = Small and Medium-Sized Enterprises; SMG = Systematic Market-Making Group; SoW = Share of Wallet; SRU = Strategic Resolution Unit; SUB = Swiss Universal Bank; TBTF = Too Big To Fail; TBVS = Tangible Book Value per Share; (U)HNW(I) = (Ultra) High Net Worth (Individuals); VaR = Value-at-Risk; VIX = Volatility Index; WM = Wealth Management; WM&C = Wealth Management & Connected; YoY = Year over year; YTD = Year to Date

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Christian Schmid
Christian Schmid
Managing Director

/s/ Claude Jehle
Claude Jehle
Date: November 30, 2017		Director